Filed Pursuant to Rule 424(b)(1)
Registration No. 333-83878

PROSPECTUS

5,500,000 Shares

Common Stock

This is Netflix, Inc.’s initial public offering of common stock. We are selling all of the shares.

Prior to the offering, no public market existed for the shares. The common stock has been approved for quotation on the Nasdaq National Market under the symbol “NFLX.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of this prospectus.

	Per Share	Total
Public offering price	$15.00	$82,500,000

Underwriting discount	$1.05	$5,775,000

Proceeds, before expenses, to Netflix, Inc.	$13.95	$76,725,000

The underwriters may also purchase up to an additional 825,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about May 29, 2002.

Merrill Lynch & Co.

Thomas Weisel Partners LLC

U.S. Bancorp Piper Jaffray

The date of this prospectus is May 22, 2002.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including June 16, 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

Netflix is a registered trademark and Netflix.com, CineMatch and Mr. DVD are trademarks of Netflix, Inc. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus before you decide to invest in our common stock.

Our Company

We are the largest online entertainment subscription service in the United States providing more than 600,000 subscribers access to a comprehensive library of more than 11,500 movie, television and other filmed entertainment titles. Our standard subscription plan allows subscribers to have three titles out at the same time with no due dates, late fees or shipping charges for $19.95 per month. Subscribers can view as many titles as they want in a month. Subscribers select titles at our Web site (www.netflix.com) aided by our proprietary CineMatch technology, receive them on DVD by first-class mail and return them to us at their convenience using our prepaid mailers. Once a title has been returned, we mail the next available title in a subscriber’s queue. In 2001, our total revenues were $75.9 million, and our net loss was $38.6 million. For the three months ended March 31, 2002, our total revenues were $30.5 million, and our net loss was $4.5 million. As of March 31, 2002, we had an accumulated deficit of $141.8 million.

In 2001, domestic consumers spent more than $29 billion on in-home filmed entertainment, representing approximately 78% of total filmed entertainment expenditures, according to Adams Media Research. Consumer video rentals and purchases comprised the largest portion of in-home filmed entertainment, representing $21 billion, or 71% of the market in 2001, according to Adams Media Research.

The home video segment of the in-home filmed entertainment market is undergoing a rapid technology transition away from VHS to DVD. The DVD player is the fastest selling consumer electronics device in history, according to DVD Entertainment Group. In September 2001, standalone set-top DVD player shipments outpaced VCR shipments for the first time in history, and this trend continued throughout the remainder of 2001. At the end of 2001, approximately 25 million U.S. households had a standalone set-top DVD player, representing an increase of 91% in 2001, according to Adams Media Research. Adams Media Research estimates that the number of U.S. households with a DVD player will grow to 69 million in 2006, representing approximately 62% of U.S. television households in 2006.

Our subscription service has grown rapidly since its launch in September 1999. We believe our growth has been driven primarily by our unrivalled selection, consistently high levels of customer satisfaction, rapid customer adoption of DVD players and our increasingly effective marketing strategy. We primarily use pay-for-performance marketing programs and free trial offers to acquire new subscribers. In the San Francisco Bay area, where the U.S. Postal Service can make one- or two-day deliveries from our San Jose distribution center, approximately 2.8% of all households subscribe to Netflix.

Our proprietary CineMatch technology enables us to create a customized store for each subscriber and to generate personalized recommendations which effectively merchandize our comprehensive library of titles. We provide more than 18 million personal recommendations daily. In April 2002, more than 11,000 of our more than 11,500 titles were selected by our subscribers.

We currently provide titles on DVD only. We are focused on rapidly growing our subscriber base and revenues and utilizing our proprietary technology to minimize operating costs. Our technology is extensively employed to manage and integrate our business, including our Web site interface, order processing, fulfillment operations and customer service. We believe our technology also allows us to maximize our library utilization and to run our fulfillment operations in a flexible manner with minimal capital requirements.

Our scalable infrastructure and online interface eliminate the need for expensive retail outlets and allow us to service our large and expanding subscriber base from one primary distribution center and a series of low-cost regional distribution centers. We utilize proprietary technology developed in-house to manage the shipping and receiving of a total of 5.8 million DVDs per month. Our software automates the process of tracking and routing titles to and from each of our distribution centers and allocates order responsibilities among them. We recently began operating low-cost regional distribution centers throughout the United States to reduce delivery times and increase library utilization.

We were incorporated in Delaware in August 1997 and changed our name from NetFlix.com, Inc. to Netflix, Inc. in March 2002. Our executive offices are located at 970 University Avenue, Los Gatos, California 95032, and our telephone number at that address is (408) 399-3700. Our Web site is located at http://www.netflix.com. The information contained in our Web site does not constitute a part of this prospectus.

The Offering

Common stock offered by Netflix	5,500,000 shares

Common stock to be outstanding after the offering	20,648,074 shares

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $74.7 million. We intend to use the net proceeds for:

•         repayment of approximately $14.1 million of indebtedness under our subordinated promissory notes, including accrued interest as of May 22, 2002; and

•         general corporate purposes, including working capital.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	NFLX

Unless we indicate otherwise, all information in this prospectus: (1) assumes no exercise of the overallotment option granted to the underwriters; (2) assumes the conversion into common stock of each outstanding share of our preferred stock, which will occur automatically upon the completion of this offering; (3) is based upon 15,148,074 shares outstanding as of May 22, 2002, including shares to be issued to certain studios immediately prior to this offering based on our capitalization as of May 22, 2002; (4) gives effect to a one-for-three reverse stock split effected in May 2002; and (5) excludes:

•
4,352,472 shares of common stock issuable upon the exercise of stock options outstanding as of May 22, 2002, with a weighted average exercise price of $3.11 per share, of which 1,162,022 were vested as of May 22, 2002, and 988,608 shares of common stock available for future option grants under our 1997 Stock Plan and 2002 Stock Plan, as of May 22, 2002;

•	7,017,962 shares of common stock issuable upon exercise of warrants with a weighted average exercise price of $3.20 per share; and

•	583,333 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan.

Summary Financial and Other Data

The summary financial data below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Total revenues	$5,006	$35,894	$75,912	$17,057	$30,527
Gross profit (loss)	633	11,033	26,005	(1,120)	15,369
Operating loss	(30,031)	(57,557)	(37,227)	(20,417)	(4,054)
Net loss	(29,845)	(57,363)	(38,618)	(20,598)	(4,508)
Net loss per common share:
Basic and diluted	$(21.41)	$(40.57)	$(21.15)	$(12.26)	$(2.20)
Pro forma—basic and diluted(1)			$(2.74)		$(0.30)
Supplemental pro forma(2)			$(2.60)		$(0.26)
Number of shares used in computing per common share amounts:
Basic and diluted	1,394	1,414	1,826	1,680	2,047
Pro forma—basic and diluted(1)			14,099		14,834
Supplemental pro forma(2)			14,532		15,701

	As of March 31, 2002
	Actual	Pro Forma(1)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,671	$15,671	$76,471
Working capital (deficit)	(9,547)	(9,547)	51,253
Total assets	44,740	44,740	105,540
Long-term debt, less current portion	4,117	4,117	959
Redeemable convertible preferred stock	101,830	—	—
Stockholders’ equity (deficit)	(90,872)	10,958	74,916

	Year Ended December 31,				Three Months Ended March 31,
	1999	2000	2001		2001		2002
	(in thousands)
Other Data:
EBITDA(4) (unaudited)	$(21,223)	$(28,179)	$(1,716)		$(3,600)		$3,583
Adjusted EBITDA(5) (unaudited)	(24,405)	(43,860)	(13,722	)(6)	(8,012	)(6)	666
Number of subscribers (unaudited)	107	292	456		303		603
Net cash provided by (used in):
Operating activities	$(16,529)	$(22,706)	$4,847		$(2,805)		$6,505
Investing activities	(19,742)	(24,972)	(12,670)		(4,087)		(5,798)
Financing activities	49,408	48,375	9,059		(927)		(1,167)

(1)
The pro forma balance sheet data, pro forma net loss per share—basic and diluted, and pro forma number of shares—basic and diluted give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock automatically upon completion of this offering.

(2)
The supplemental pro forma net loss per share—basic and diluted gives effect to the assumed repayment of our subordinated promissory notes as of July 11, 2001 with the proceeds from the offering for the shares solely sold to repay these subordinated promissory notes.

(3)
The pro forma as adjusted column gives effect to the sale of 5,500,000 shares of common stock offered by us at the initial public offering price of $15.00 per share and the application of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses, including repayment of our subordinated promissory notes.

(4)
EBITDA consists of operating loss before depreciation, amortization of intangible assets, amortization of DVD library, non-cash charges for equity instruments granted to non-employees, gains or losses on disposal of assets and stock-based compensation. EBITDA provides an alternative measure of cash flow from operations. You should not consider EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate EBITDA differently from other companies.

(5)
Adjusted EBITDA consists of EBITDA less amortization of DVD library. Adjusted EBITDA provides an alternative measure of cash flow from operations. You should not consider Adjusted EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate Adjusted EBITDA differently from other companies.

(6)
Adjusted EBITDA for the year ended December 31, 2001 and for the three months ended March 31, 2001 has been “normalized” to reflect DVD library amortization as if a one-year amortizable life had been used beginning as of January 1, 2000 instead of January 1, 2001. As more fully discussed in Note 1 to the Notes to Financial Statements, on January 1, 2001, we revised our DVD library amortization policy from an accelerated method using a three-year life to the same accelerated method over a one-year life.

RISK FACTORS

You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and history of net losses, and we anticipate that we will experience net losses for the foreseeable future.

You should consider our business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development. We have experienced significant net losses since our inception and, given the significant operating and capital expenditures associated with our business plan, anticipate continuing net losses for the foreseeable future. If we do achieve profitability, we cannot be certain that we will be able to sustain or increase such profitability. We incurred net losses of $38.6 million for the year ended 2001. As of March 31, 2002, we had total stockholders’ deficit of $90.9 million. Only recently, beginning in 2001, have we generated positive cash flow from operations, and we cannot be certain that we will be able to sustain or increase such positive cash flow from operations from period to period in the future. To achieve and sustain profitability, we must accomplish numerous objectives, including substantially increasing the number of paying subscribers to our service. We cannot assure you that we will be able to achieve these objectives.

If our efforts to attract subscribers are not successful, our revenues will be affected adversely.

We must continue to attract and retain subscribers. To succeed, we must continue to attract a large number of subscribers who have traditionally used video retailers, video rental outlets, pay cable channels, such as HBO and Showtime, and pay-per-view and video-on-demand, or VOD, for in-home filmed entertainment. Our ability to attract and retain subscribers will depend in part on our ability to consistently provide our subscribers a high quality experience for selecting, viewing, receiving and returning titles, including providing accurate recommendations through our CineMatch technology. If consumers do not perceive our service offering to be of high quality, or if we introduce new services that are not favorably received by them, we may not be able to attract or retain subscribers. In addition, many of our new subscribers originate from word-of-mouth advertising and referrals from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract new subscribers, and as a result, our revenue will be affected adversely.

We rely heavily on our proprietary technology to process deliveries and returns of our DVDs and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We use complex proprietary software to process deliveries and returns of our DVDs and to manage other aspects of our operations. Our proprietary technology is intended to allow our primary distribution center in San Jose, California and our recently opened regional distribution centers to be operated on an integrated basis. We have only recently begun shipping DVDs from our regional distribution centers, and we are continuing to modify the software used to manage the delivery and return process for these regional distribution centers as our utilization of these facilities increases and as we open and operate additional distribution centers. If we are unable to maintain and enhance our technology to manage the processing of DVDs among our distribution centers in a timely and efficient manner, our ability to retain existing subscribers and to add new subscribers may be impaired.

If we are not able to manage our growth, our business could be affected adversely.

We have expanded rapidly since we launched our Web site in April 1998. We anticipate that further expansion of our operations will be required to address any significant growth in our subscriber base and to take advantage of favorable market opportunities. Any future expansion will likely place significant demands on our managerial, operational, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business may be affected adversely. In addition, if we do not have sufficient breadth and depth of the titles necessary to satisfy increased demand arising from growth in our subscriber base, our subscriber satisfaction may be affected adversely.

The increased utilization of our regional distribution centers is intended to decrease the delivery and return times for DVDs. We anticipate that subscribers will exchange more titles as a result of the reduced time that DVDs spend in transit, and that our shipping and delivery costs and revenue sharing expenses will increase, which would adversely affect our operating results if not offset by increased subscriber retention and other mitigating factors.

We have no experience offering our subscription service outside the United States. If we offer our service outside the United States, we will need to focus substantial resources to handling operations in a foreign environment, including addressing issues related to foreign labor markets and the regulatory environments. As a result, our managerial, operational, administrative and financial resources may be strained. Any international expansion may not achieve the subscriber acquisition or operating results anticipated by us at the time we determine to expand our operations internationally.

If we experience excessive rates of subscriber churn, our revenues and business will be harmed.

We must minimize the rate of loss of existing subscribers while adding new subscribers. For the twelve months ended December 31, 2001, an average of approximately 8% of our total subscribers cancelled their subscriptions each month. For the quarter ended March 31, 2002, an average of approximately 7% of our total subscribers cancelled their subscriptions each month, as compared to the quarter ended March 31, 2001, during which an average of approximately 10% of our total subscribers cancelled their subscriptions each month. Average churn is related to the average age of our subscriber base. In periods of rapid subscriber growth, we believe that our average churn is likely to increase. In periods of slow subscriber growth, we believe that our average churn is likely to decrease. Our brief operating history leads us to believe that subscriber duration with the service is a leading indicator of subscriber churn, which we also believe decreases with age of service. Based in part on subscriber data from our service over the quarter ended March 31, 2002, we currently estimate the average churn rate over the lifetime of a new subscriber to be approximately 7% per month. This implies an estimated average subscriber lifetime of approximately 14 months. However, these estimates are subject to change based on a number of factors including increased rates of subscription cancellations and decreased rates of subscriber acquisition. We cannot assure you that these estimates will be indicative of future performance or that the risks related to these estimates will not materialize. Subscribers cancel their subscription to our service for many reasons, including a perception that they do not use the service sufficiently, delivery takes too long, the service is a poor value and customer service issues are not satisfactorily resolved. We must continually add new subscribers both to replace subscribers who cancel and to continue to grow our business beyond our current subscriber base. If too many of our subscribers cancel our service, or if we are unable to attract new subscribers in numbers sufficient to grow our business, our operating results will be adversely affected. Further, if excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate to replace these subscribers with new subscribers.

Our operating results are expected to be difficult to predict based on a number of factors that also will affect our long-term performance.

We expect our operating results to fluctuate significantly in the future based on a variety of factors, many of which are outside our control and difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indicator of our future or long-term performance. The following factors may affect us from period-to-period and may affect our long-term performance:

•	our ability to manage our fulfillment processes to handle significant increases in the number of subscribers and subscriber selections;

•	our ability to improve or maintain gross margins in our business;

•	changes by our competitors to their product and service offerings;

•	price competition;

•	our ability to maintain an adequate breadth and depth of titles;

•	our ability to manage our inventory levels;

•	changes in promotional support offered by studios;

•	our ability to maintain, upgrade and develop our Web site, our internal computer systems and our fulfillment processes and utilize efficiently our distribution centers;

•	fluctuations in consumer spending on DVD players, DVDs and related products;

•	fluctuations in the use of the Internet for the purchase of consumer goods and services such as those offered by us;

•	technical difficulties, system downtime or Internet disruptions;

•	our ability to attract new and qualified personnel in a timely and effective manner and retain existing personnel;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	our ability to effectively manage the development of new business segments and markets;

•	our ability to maintain and develop new and existing marketing relationships;

•	our ability to successfully manage the integration of operations and technology resulting from acquisitions;

•	governmental regulation and taxation policies; and

•	general economic conditions and economic conditions specific to the Internet, online commerce and the movie industry.

In addition to these factors, our operating results may fluctuate based upon seasonal fluctuations in DVD player sales and in the use of the Internet. During our limited operating history, we have experienced greater additions of new subscribers during late fall and the winter months, and these seasonal fluctuations may continue in future periods.

If our efforts to build strong brand identity, and improve subscriber satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our operating results will be affected adversely.

The Netflix brand is only four years old, and we must continue to build strong brand identity. To succeed, we must continue to attract and retain a large number of owners of DVD players who have traditionally relied on store-based rental outlets and persuade them to subscribe to our service through our Web site. We may be required to incur significantly higher advertising and promotional expenditures than we currently anticipate to attract large numbers of new subscribers. We believe that the importance of brand loyalty will increase with a proliferation of DVD subscription services and other means of distributing titles, such as VOD. If our branding efforts are not successful, our operating results and our ability to attract and retain subscribers will be affected adversely.

In addition, DVD players have become available for purchase for under $100. Purchasers of DVD players at low price levels may be less inclined than earlier purchasers of DVD players to try our subscription service or may not be willing to commit to a monthly subscription fee. If we are unable to attract similar interest from new purchasers of DVD players as we have from purchasers of DVD players to date, our revenues may be affected adversely.

If we experience delivery problems or if our subscribers or potential subscribers lose confidence in the U.S. mail system, we could lose subscribers, which could adversely affect our operating results.

We rely exclusively on the U.S. Postal Service to deliver DVDs from our distribution centers and for subscribers to return DVDs to us. We are subject to risks associated with using the public mail system to meet our shipping needs, including delays caused by bioterrorism, potential labor activism and inclement weather. For example, in the fall of 2001 terrorists used the U.S. Postal Service to deliver envelopes containing Anthrax, following which mail deliveries around the United States experienced significant delays. Our DVDs also are subject to risks of breakage during delivery and handling by the U.S. Postal Service. Our failure to timely deliver DVDs to our subscribers could cause them to become dissatisfied and cancel our service, which could adversely affect our operating results.

Increases in the cost of delivering DVDs could adversely affect our gross profit and marketing expenses.

Increases in postage delivery rates will adversely affect our gross profit if we elect not to raise our subscription rates to offset the increase. The U.S. Postal Service has announced that it will increase the rate for first-class postage from $0.34 to $0.37 in June 2002. In addition, the U.S. Postal Service has announced long-term plans to reduce its costs and make its service more efficient. If the U.S. Postal Service curtails its services, such as by the discontinuation of Saturday delivery service, our ability to timely deliver DVDs could diminish, and our subscriber satisfaction could be affected adversely.

Currently, most filmed entertainment is packaged on a single lightweight DVD. Our delivery process is designed to accommodate the delivery of one DVD to fulfill a selection. Because of the lightweight nature of a DVD, we generally mail one envelope containing a title using standard first-class postage. However, studios occasionally provide additional content on a second DVD, or may package a title on two DVDs. If packaging of filmed entertainment on multiple DVDs were to become more prevalent, or if the weight of DVDs were to increase, our costs of delivery and fulfillment processing would increase. In addition, we expense shipping costs of free trial programs to new subscribers as marketing expense. Therefore, if the cost of delivering titles were to increase, our marketing expense would be adversely affected.

If we are unable to effectively utilize our CineMatch technology, our business may suffer.

Based on proprietary algorithms, our CineMatch technology enables us to predict and recommend titles and effectively merchandize our library to our subscribers. We believe that in order for CineMatch to function most effectively, it must access a large database of user ratings. We cannot assure you that the proprietary algorithms in our CineMatch technology will continue to function effectively to predict and recommend titles or that we will continue to be successful in enticing subscribers to rate enough titles for our database to effectively predict and recommend new or existing titles.

If CineMatch does not enable us to predict and recommend titles that our subscribers will enjoy, our personal movie recommendation service will be less useful, in which event:

•	our subscriber satisfaction may decrease, subscribers may perceive our service to be of lower value and our ability to attract and retain subscribers may be affected adversely;

•	our ability to effectively merchandise and utilize our library will be affected adversely; and

•	our subscribers may default to choosing titles from among new releases or other titles that cost us more to provide, and our margins may be affected adversely.

If we do not correctly anticipate our short and long-term needs for titles that we acquire pursuant to revenue sharing agreements, our subscriber satisfaction and results of operations may be affected adversely.

Under our revenue sharing agreements, we generally pre-order titles prior to their release on DVD based on our anticipated needs. If we anticipate inaccurately and we acquire insufficient copy depth for specific titles, it is generally impracticable for us to acquire additional copy depth for such titles while such titles are subject to revenue sharing. If we do not acquire sufficient copies of titles, we may not satisfy subscriber demand, and our subscriber satisfaction and results of operations could be affected adversely. Conversely, if we attempt to mitigate this risk and acquire more copies than needed to satisfy our subscriber demand, then our inventory utilization would become less effective and our gross margins would be affected adversely.

If our subscribers select titles that are more expensive for us to acquire and deliver on a more frequent basis, our expenses would increase.

Certain titles cost us more to acquire or result in greater revenue sharing expenses depending on the source from whom they are acquired and the terms on which they are acquired. If subscribers select these more costly titles more often on a proportional basis compared to all titles selected, our revenue sharing and other DVD acquisition expenses could increase, and our gross margins could be adversely affected.

If we are unable to offset increased demand for titles with increased subscriber retention or operating margins, our operating results may be affected adversely.

Subscribers to our service can view as many titles as they want every month and, depending on the service plan, may have out between two and eight titles at a time. With our use of regional distribution centers, there will be a reduction in the transit time of DVDs. As a result, we anticipate that our subscribers will exchange more titles per month which will increase our operating costs. If our subscriber retention does not increase or our operating margins do not improve to an extent necessary to offset the effect of increased operating costs, our operating results will be adversely affected.

In addition, subscriber demand for titles may increase for a variety of other reasons beyond our control, including promotion by studios and seasonal variations in movie watching. Our subscriber growth and retention may be affected adversely if we attempt to increase our monthly subscription fees to offset any increased costs of acquiring or delivering titles.

If we are unable to compete effectively, our business will be affected adversely.

The market for in-home filmed entertainment is intensely competitive and subject to rapid change. Many consumers maintain simultaneous relationships with multiple in-home filmed entertainment providers and can easily shift spending from one provider to another. For example, consumers may subscribe to HBO, rent a DVD from Blockbuster, buy a DVD from Wal-Mart and subscribe to Netflix, or some combination thereof, all in the same month. Competitors may be able to launch new businesses at relatively low cost. DVDs represent only one of many existing and potential new technologies for viewing filmed entertainment. In addition, the growth in adoption of DVD technology is not mutually exclusive from the growth of other technologies. If we are unable to successfully compete with current and new competitors and technologies, we may not be able to achieve adequate market share, increase our revenues, or achieve and maintain profitability. Our principal competitors include, or could include:

•	video rental outlets, such as Blockbuster and Hollywood Entertainment;

•	movie retail stores, such as Best Buy, Wal-Mart and Amazon.com;

•	subscription entertainment services, such as HBO and Showtime;

•	pay-per-view and video-on-demand services;

•	online DVD sites, such as dvdovernight and Rentmydvd.com;

•
Internet movie providers, such as Movielink, backed by Columbia TriStar, Warner Bros. and a few other studios, Movies.com, backed by Walt Disney, CinemaNow.com, backed by Blockbuster and Microsoft, and Movie Flix;

•	cable providers, such as AOL Time Warner and Comcast; and

•	direct broadcast satellite providers, such as DirectTV and Echostar.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to marketing and Web site and systems development than we do. The rapid growth of our online entertainment subscription business since our inception may attract direct competition from larger companies with significantly greater financial resources and national brand recognition, such as Wal-Mart’s online affiliate Walmart.com or Blockbuster. Blockbuster announced in April 2002 plans to test-market two subscription rental programs in the summer of 2002, including the test of an online subscription service. Increased competition may result in reduced operating margins, loss of market share and reduced revenues. In addition, our competitors may form or extend strategic alliances with studios and distributors that could affect adversely our ability to obtain filmed entertainment on favorable terms.

If consumer adoption of DVD players slows, our business could be adversely affected.

The rapid adoption of DVD players has been fueled by strong retail support, strong studio support and falling DVD player prices. If retailers or studios reduce their support of the DVD format, or if manufacturers raise prices, continued DVD adoption by consumers could slow. If new or existing technologies, such as D-VHS, were to become more popular at the expense of the adoption or use of DVD technology, consumers may delay or avoid purchasing a DVD player. Our subscriber growth will be substantially influenced by future consumer adoption of DVD players, and if such adoption slows, our subscriber growth may also slow.

We depend on studios to release titles on DVD for an exclusive time period following theatrical release.

Our ability to attract and retain subscribers is related to our ability to offer new releases of filmed entertainment on DVD prior to their release to other distribution channels. Except for theatrical release, DVD and VHS currently enjoy a significant competitive advantage over other distribution channels, such as pay-per-view and VOD, because of the early timing of the distribution window for DVD and VHS. The window for DVD and VHS rental and retail sales is generally exclusive against other forms of non-theatrical movie distribution, such as pay-per-view, premium television, basic cable and network and syndicated television. The length of the exclusive window for movie rental and retail sales varies, typically ranging from 30 to 90 days.

Our business could suffer increased competition if:

•	the window for rental were no longer the first following the theatrical release; or

•	the length of this window were shortened.

The order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the title, and we cannot assure you that the studios will not change their policies in the future in a manner that would be adverse to our business and results of operations.

In addition, any conditions that adversely affect the movie industry, including constraints on capital, financial difficulties, regulatory requirements and strikes, work stoppages or other disruptions involving writers, actors or other essential personnel, could affect adversely the availability of new titles, consumer demand for filmed entertainment and our business.

If we are unable to renegotiate our revenue sharing agreements when they expire on terms favorable to us, or if the cost to us of purchasing titles on a wholesale basis increases, our gross margins may be affected adversely.

Since 2000, we have entered into over 50 revenue sharing arrangements with studios and distributors. In 2001, we acquired approximately 80% of our DVDs through revenue sharing agreements with studios and distributors, including our agreements with Columbia TriStar Home Entertainment and Warner Home Video. These revenue sharing agreements generally have terms of up to five years. The length of time we share revenue on each title ends after a fixed period. As our revenue sharing agreements expire, we may be required to negotiate new terms that could be disadvantageous to us.

Titles that we do not acquire under a revenue sharing agreement are purchased on a wholesale basis from studios or other distributors. If the price of titles that we purchase wholesale increases, our gross margin will be affected adversely.

If the sales price of DVDs to retail consumers decreases, our ability to attract new subscribers may be affected adversely.

The cost of manufacturing DVDs is substantially less than the price for which new DVDs are generally sold in the retail market. Thus, we believe that studios and other resellers of DVDs have significant flexibility in pricing DVDs for retail sale. If the retail price of DVDs were to become significantly lower, consumers may choose to purchase DVDs rather than subscribe to our service.

If disposable DVDs are developed, adopted and supported as a method of content delivery by the studios, our business could be adversely affected.

We are currently aware that certain entities are attempting to develop disposable DVDs. As currently contemplated, disposable DVDs would allow a consumer to view a DVD for an unlimited number of times during a given time period, following which the DVD becomes unplayable by a chemical reaction, and is then disposable. If disposable DVDs become a viable alternative method of content delivery supported by the studios, our business could be adversely affected.

If we fail to maintain or adequately replace our outside sources of new subscribers or are unable to continue to market our service in the manner currently conducted, our subscriber levels may be affected adversely and our marketing expenses may increase.

We obtain a large portion of our new subscribers through incentive-based online marketing programs. We engage third parties to solicit new subscribers through the use of banner ads, pop-under and pop-over placements, direct links and e-mails. We also have an active affiliate program by which third parties register with us and obtain particular advertisements from us for use on their Web sites or through other online marketing forums. In addition, we have engaged in various offline incentive-based marketing programs. For example, we obtain subscribers through solicitations placed inside the packaging of stand alone DVD players through arrangements we have with DVD player manufacturers, including ApexDigital, JVC Corporation of America, Panasonic Consumer Electronics Company, Philips Consumer Electronics, RCA, Samsung, Sanyo-Fisher, Sharp, Sony Electronics and Toshiba. We have recently explored other incentive-based advertising channels including newspaper and television advertising. These third parties may not continue to participate in our marketing programs if the programs do not provide sufficient value for their participation, our competitors offer better terms or the market for incentive-based advertising decreases. If we are unable to maintain or replace these sources of subscribers, our subscriber levels may be affected adversely and our cost of marketing may increase.

In addition, while the DVD player manufacturers with whom we have promotional relationships are required to include our promotional materials with every DVD player they sell, we cannot effectively control what portion of DVD players sold by them actually include the promotional materials. If these DVD player manufacturers do not fully comply with the terms of our promotional relationships, our ability to attract new subscribers may be affected adversely.

If we are unable to continue our current marketing activities, our ability to attract new subscribers may be affected adversely.

We may not be able to continue to support the marketing of our service by mass e-mail or other online means if such activities are adverse to our business. Laws or regulations may be enacted which prohibit use of mass e-mails or similar marketing activities. Even if no relevant law or regulation is enacted, we may discontinue use or support of these activities if we become concerned that subscribers or potential subscribers deem them intrusive or they otherwise adversely affect our goodwill and brand. For example, we recently terminated our relationship with certain third party online e-mail brokers who were unwilling or unable to comply with our requirements which include that all recipients have “opted-in” to receive the solicitation. If these marketing activities are curtailed, our ability to attract new subscribers may be affected adversely.

Following the offering, we may need additional capital, and we cannot be sure that additional financing will be available.

Historically, we have funded our operating losses and capital expenditures through proceeds from private equity and debt financings and equipment leases. Although we currently anticipate that the proceeds of this offering, together with our available funds and cash flow from operations, will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Any significant disruption in service on our Web site or in our computer systems could result in a loss of subscribers.

Subscribers and potential subscribers access our service through our Web site, where the title selection process is integrated with our delivery processing systems and software. Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance of our Web site, network infrastructure and fulfillment processes. Interruptions in these systems could make our Web site unavailable and hinder our ability to fulfill selections. Much of our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our software and computer systems. Service interruptions or the unavailability of our Web site could diminish the overall attractiveness of our subscription service to existing and potential subscribers.

Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in our service and operations and loss, misuse or theft of data. Our Web site periodically experiences directed attacks intended to cause a disruption in service. Any attempts by hackers to disrupt our Web site service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation. Our general business disruption insurance does not cover expenses related to direct attacks on our Web site or internal systems. Efforts to prevent hackers from entering our computer systems are expensive to implement and may limit the functionality of our services. Any significant disruption to our Web site or internal computer systems could result in a loss of subscribers and adversely affect our business and results of operations.

Our communications hardware and the computer hardware used to operate our Web site are hosted at the facilities of a third party provider. Hardware for our delivery systems is maintained in our distribution centers. Fires, floods, earthquakes, power losses, telecommunications failures, break-ins and similar events could damage these systems and hardware or cause them to fail completely. Problems faced by our third party Web hosting provider, with the telecommunications network providers with whom it contracts or with the systems by which it allocates capacity among its subscribers, including us, could impact adversely the experience of our subscribers. Any of these problems could result in a loss of subscribers.

Our executive offices and primary distribution center are located in the San Francisco Bay area. In the event of an earthquake, other natural or man-made disaster or power loss, our operations would be affected adversely.

Our executive offices and primary distribution center are located in the San Francisco Bay area. Our business and operations could be materially adversely affected in the event of electrical blackouts, fires, floods, earthquakes, power losses, telecommunications failures, break-ins or similar events. We may not be able to effectively shift our fulfillment and delivery operations due to disruptions in service in the San Francisco Bay area or any other facility. Because the San Francisco Bay area is located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our primary distribution center and the surrounding transportation infrastructure. We are not insured against any losses or expenses that arise from a disruption to our business due to earthquakes. Further, the State of California has experienced deficiencies in its power supply over the last year, resulting in occasional rolling black-outs. If rolling blackouts or other disruptions in power occur, our business and operations would be disrupted, and our business would be affected adversely.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could seriously harm our existing business and new service developments.

We depend on the continued services and performance of our key personnel, including Reed Hastings, our Chief Executive Officer, President and Chairman of the Board, W. Barry McCarthy, Jr., our Chief Financial Officer and Secretary, Thomas R. Dillon, our Vice President of Operations, Leslie J. Kilgore, our Vice President of Marketing, and Neil Hunt, our Vice President of E-Commerce. In addition, much of our key technology and systems are custom made for our business by our personnel so that the loss of our key technology personnel could disrupt the operation of our title selection and fulfillment systems and have an adverse effect on our ability to grow and expand our systems.

Privacy concerns could limit our ability to leverage our subscriber data.

In the ordinary course of business, and in particular, in connection with providing our personal movie recommendation service, we collect and utilize data supplied by our subscribers. We currently face certain legal obligations regarding the manner in which we treat such information. Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the Internet regarding users’ browsing and other habits. Increased regulation of data utilization practices, including self-regulation, as well as increased enforcement of existing laws could have an adverse effect on our business.

Our reputation and relationships with subscribers would be harmed if our billing data were to be accessed by unauthorized persons.

To secure transmission of confidential information obtained by us for billing purposes, including subscribers’ credit card data, we rely on licensed encryption and authentication technology. In conjunction with the credit card companies, we take measures to protect against unauthorized intrusion into our subscribers’ credit card and other data. If, despite these measures, we experienced any unauthorized intrusion into our subscribers’

data, current and potential subscribers may become unwilling to provide the information to us necessary for them to become subscribers, and our business could be affected adversely. Similarly, if a well-publicized breach of the consumer data security of any other major consumer Web site were to occur, there could be a general public loss of confidence in the use of the Internet for commerce transactions, which could adversely affect our business.

In addition, because we obtain subscribers’ billing information on our Web site, we do not obtain signatures from subscribers in connection with the use of credit cards by them. Under current credit card practices, to the extent we do not obtain cardholders’ signatures, we are liable for fraudulent credit card transactions, even where the associated financial institution approves payment of the orders. We do not currently carry insurance against the risk of fraudulent credit card transactions. A failure to adequately control fraudulent credit card transactions would harm our business and results of operations.

Our relationship with subscribers and credit card companies could be harmed if our billing software fails.

We have in the past experienced problems with our subscriber billing software, causing us to overbill subscribers. Although we have and will continue to credit the accounts of the subscribers we overbill, problems with our billing software may have an adverse effect on our subscriber satisfaction and may cause one or more of the major credit companies to disallow our continued use of their payment products. In addition, if our billing software fails and we fail to bill subscribers our cash flow and results of operations will be affected adversely.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. Netflix is a registered trademark of Netflix, Inc. We have also filed trademark applications in the United States for the Netflix.com, CineMatch and Mr. DVD names, and for the Netflix design logo and have filed U.S. patent applications for aspects of our technology. We recently filed a response to an Office Action from the Patent Trademark Office related to an initial refusal to register the Netflix design logo. From time to time we expect to file additional trademark and patent applications. Nevertheless, these applications may not be approved, third parties may challenge any patents issued to or held by us, third parties may knowingly or unknowingly infringe our patents, trademarks and other proprietary rights, and we may not be able to prevent infringement without substantial expense to us. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to subscribers and potential subscribers may become confused in the marketplace and our ability to attract subscribers may be adversely affected.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our Web site, CineMatch technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our Web site. We use the intellectual property of third parties in merchandising our products and marketing our service through contractual and other rights. If there is any claim against us for infringement, misappropriation, misuse or other violation of third party intellectual property rights, and we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our business and competitive position may be affected adversely. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents relative to our technology. We may be accused of infringing certain of these patents. In addition, other parties may assert infringement or unfair competition or other intellectual property claims against us that could relate to any aspect of our technology, business processes, merchandizing and marketing activities or our intellectual property rights. We cannot predict whether third parties will assert claims of infringement against us, the subject matter of any of these claims or whether these assertions or prosecutions will adversely affect our business. If we are forced to defend ourselves against any of these claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current Web site or CineMatch technology or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements adjust our merchandizing or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us, costly or unavailable.

If we are unable to protect our domain names, our reputation and brand could be affected adversely.

We currently hold various domain names relating to our brand, including Netflix.com. Failure to protect our domain names could affect adversely our reputation and brand, and make it more difficult for users to find our Web site and our service. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Because our business is accessed over the Internet, if the Internet infrastructure is not developed or maintained, we will lose subscribers.

The Internet may not become a viable commercial marketplace for many potential subscribers due to inadequate development of network infrastructure and enabling technologies that address consumer concerns about:

•	network performance;

•	security;

•	reliability;

•	speed of access;

•	ease of use; and

•	bandwidth availability.

The Internet has experienced a variety of outages and delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could frustrate public use of the Internet, including use of our Web site offerings. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to governmental regulation.

If we become subject to liability for the Internet content that we publish or upload from our users, our results of operations would be affected adversely.

As a publisher of online content, we face potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that we publish or distribute.

We also may face potential liability for content uploaded from our users in connection with our community-related content or movie reviews. If we become liable, then our business may suffer. Litigation to defend these claims could be costly and harm our results of operations. We cannot assure you that we are adequately insured to cover claims of these types or to indemnify us for all liability that may be imposed on us.

We may need to change the manner in which we conduct our business, or incur greater operating expenses, if government regulation of the Internet or other areas of our business changes or if consumer attitudes toward use of the Internet change.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

The manner in which Internet and other legislation may be interpreted and enforced cannot be precisely determined and may subject either us or our customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition. The adoption of any laws or regulations that adversely affect the popularity or growth in use of the Internet could decrease the demand for our subscription service and increase our cost of doing business.

In addition, if consumer attitudes toward use of the Internet change, consumers may become unwilling to select their entertainment online or otherwise provide us with information necessary for them to become subscribers. Further, we may not be able to effectively market our services online to users of the Internet. If we are unable to interact with consumers because of changes in their attitude toward use of the Internet, our subscriber acquisition and retention and operating results may be affected adversely.

Risks Related to this Offering

Our officers and directors and their affiliates will exercise significant control over Netflix.

After the completion of this offering, our executive officers and directors, their immediate family members and affiliated venture capital funds will beneficially own, in the aggregate, approximately 60.9% of our common stock. In addition, Jay Hoag, one of our directors, will beneficially own approximately 33.9% of our common stock, Reed Hastings, our president, chief executive officer, and chairman of our board of directors will beneficially own approximately 14.8% of our common stock and Michael Schuh, one of our directors, will beneficially own approximately 11.9% of our common stock. The percentage of shares beneficially owned by these persons after the offering assumes that they do not purchase any shares of our common stock in this offering. However, certain of these persons, or their affiliates, have the right to purchase shares in this offering. See “Certain Relationships and Related Transactions—Letter Agreement with Certain Stockholders.” These stockholders may have individual interests that are different from yours and will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Following this offering, our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they will:

•	authorize our board of directors, without stockholder approval, to issue up to 10,000,000 shares of undesignated preferred stock;

•	provide for a classified board of directors;

•	prohibit our stockholders from acting by written consent;

•	establish advance notice requirements for proposing matters to be approved by stockholders at stockholder meetings; and

•	prohibit stockholders from calling a special meeting of stockholders.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

Our stock price could be volatile and could decline following this offering.

Prior to this offering, there has been no public market for shares of our common stock. An active market may not develop following completion of this offering, or if developed, may not be maintained.

The market prices of the securities of Internet and technology-related companies have been extremely volatile. The price at which our common stock will trade after this offering could be extremely volatile and may fluctuate substantially due to the following factors, some of which are beyond our control:

•	variations in our operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•	announcements of developments affecting our business, systems or expansion plans by us or others;

•	market volatility in general; and

•	the operating results of our competitors.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the initial offering price.

In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if directed at us, could result in substantial costs and a diversion of management’s attention and resources.

We will record substantial expenses related to our issuance of stock options that may have a material negative impact on our operating results for the foreseeable future.

We are required to recognize, as a reduction of stockholders’ equity, deferred compensation equal to the difference between the deemed fair market value of our common stock for financial reporting purposes and the exercise price of these options at the date of grant. This deferred compensation is amortized over the vesting period of the applicable options, generally three to four years, using the graded vesting method. At December 31, 2001, approximately $5.7 million of deferred compensation related to employee stock options remained unamortized. The resulting amortization expense will have a material negative impact on our operating results in future periods. In addition, in August and September 2001 we repriced options to purchase an aggregate of 913,795 shares of our common stock to $3.00 per share. We cannot predict the amount of compensation expense that we will have to recognize on a quarterly basis for these repriced options, and it could materially negatively impact our operating results for future periods. See further disclosure of variable award accounting on pages 28 and 29 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Expenses—Stock-Based Compensation.”

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders or upon the exercise of outstanding options or warrants to purchase shares of our common stock may adversely affect the market price of our common stock. Such sales could create public perception of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon completion of this offering, we will have outstanding 20,648,074 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants after May 22, 2002, of which:

•
all of the 5,500,000 shares we are selling in this offering may be resold in the public market immediately after this offering, other than shares purchased by our affiliates or security holders subject to the lock-up agreements; and

•	14,988,751 shares are subject to the lock-up agreements and will become available for resale in the public market beginning 181 days after the date of this prospectus.

With limited exceptions, these lock-up agreements prohibit a security holder from selling, contracting to sell or otherwise disposing of any common stock or any securities that are convertible into or exercisable for common stock for 180 days from the date of this prospectus, although Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, none of these shares may be sold until 181 days after the date of this prospectus.

We have reserved up to 10% of the shares to be sold in this offering for sale to certain of our current stockholders, and up to an additional 5% for sale to certain of our business associates, employees, directors and related persons. If any of our current security holders that have signed a lock-up agreement purchase these reserved shares, the shares will be restricted from sale under the lock-up agreements. If any of these shares are purchased by persons who are not current security holders, such shares will not be subject to lock-up agreements.

In addition, some of our current stockholders have “demand” and/or “piggyback” registration rights in connection with future offerings of our common stock. “Demand” rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. “Piggyback” rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement. All holders of registrable securities are not able to exercise their registration rights until 180 days following the date of this prospectus without the consent of Merrill Lynch.

As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales also might make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

Financial forecasting by us and financial analysts who may publish estimates of our financial results will be difficult because of our limited operating history, and our actual results may differ from forecasts.

As a result of our recent growth and our limited operating history, it is difficult to accurately forecast our revenues, gross profit, operating expenses, number of paying subscribers, number of DVDs shipped per day and other financial and operating data. The inability by us or the financial community to accurately forecast our operating results could cause our net losses in a given quarter to be greater than expected, which could cause a decline in the trading price of our common stock. We have a limited amount of meaningful historical financial data upon which to base planned operating expenses. We base our current and forecasted expense levels and DVD acquisitions on our operating plans and estimates of future revenues, which are dependent on the growth of our subscriber base and the demand for titles by our subscribers. As a result, we may be unable to make accurate financial forecasts or to adjust our spending in a timely manner to compensate for any unexpected shortfalls in revenues. We believe that these difficulties in forecasting are even greater for financial analysts that may publish their own estimates of our financial results.

Our management may not use the proceeds of this offering effectively.

Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our operating results. In addition, these proceeds may not be invested to yield a favorable rate of return.

We have no intention to pay cash dividends on our common stock for the foreseeable future, and our lease financing agreements prohibit us from doing so.

We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends for the foreseeable future. Further, lease financing agreements to which we are a party and pursuant to which we have outstanding indebtedness, prohibit us from paying any dividends. Therefore, you will not receive any return on an investment in our common stock unless you sell your common stock for a price greater than which you paid for it.

FORWARD-LOOKING STATEMENTS

You should not place undue reliance on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “estimates,” “intends” and similar expressions to identify such forward-looking statements. Forward- looking statements include statements regarding our business strategy, future operating performance, the size of the market for our services and our prospects. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in “Risk Factors” starting on page 5 and elsewhere in this prospectus. We caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

This prospectus contains various estimates related to the Internet, e–commerce and the filmed entertainment industry. These estimates have been included in studies published or produced by market research and other firms including Adams Media Research, DVD Entertainment Group and the National Cable Television Association. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are subject to inherent uncertainty.

USE OF PROCEEDS

The net proceeds to us from the sale of 5,500,000 shares being offered by us at the initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $74.7 million, or approximately $86.2 million if the underwriters’ overallotment option is exercised in full.

The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public capital markets and to provide us with flexibility in the future, including to acquire additional businesses, products or technologies either with the net proceeds from this offering or through the publicly traded common stock we create through this offering, although we have no present intention to acquire any such businesses, products or technologies at this time. We intend to use a portion of the net proceeds of this offering to repay all outstanding indebtedness under our subordinated promissory notes, which was approximately $14.1 million as of May 22, 2002, including accrued interest, and for general corporate purposes, including working capital. Our subordinated promissory notes, issued in July 2001, accrue interest at a stated rate of 10% per year compounded annually and mature upon the earlier of July 10, 2011 and the completion of this offering. The proceeds we received from the issuance of our subordinated promissory notes have been used for working capital, capital expenditures and general corporate purposes.

We have not allocated a specific amount of our net proceeds from this offering to any particular purpose, other than repayment of indebtedness under our subordinated promissory notes. The net proceeds that we actually expend for general corporate purposes may vary significantly depending on a number of factors, including future revenue growth, if any, and our cash flows. As a result, we will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Our existing lease financing agreements prohibit us from paying any dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2002:

•	on an actual basis;

•
on a pro forma basis assuming the conversion of all shares of our preferred stock into shares of common stock automatically upon completion of this offering, including shares to be issued to certain studios immediately prior to this offering and the filing of our amended and restated certificate of incorporation upon completion of this offering; and

•
on a pro forma as adjusted basis to reflect the sale of 5,500,000 shares of our common stock at the initial public offering price of $15.00 per share, less the underwriting discounts and commissions and estimated offering expenses, and repayment of $13.9 million of our subordinated promissory notes, which will result in a $10.8 million charge to expense in the period of the offering.

This information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and notes to those statements appearing elsewhere in this prospectus.

	As of March 31, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$15,671	$15,671	$76,471

Subordinated promissory notes, net of unamortized discount of $10.8 million	$3,158	$3,158	$—
Capital lease obligations, net of current portion	959	959	959

Total long-term debt	4,117	4,117	959

Redeemable convertible preferred stock and warrants:
Series B, C, D, E and E-1 Convertible Preferred Stock: 26,925,014 shares authorized (actual); no shares authorized (pro forma and pro forma as adjusted); 20,316,909 shares issued and outstanding (actual); no shares issued or outstanding (pro forma and pro forma as adjusted)	101,479	—	—
Convertible preferred stock warrants	351	—	—

Total redeemable convertible preferred stock and warrants	101,830	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: 10,000,000 shares authorized (pro forma and pro forma as adjusted); no shares issued and outstanding (pro forma and pro forma as adjusted)	—	—	—
Series A Convertible Preferred Stock, $0.001 par value: 5,000,000 shares authorized (actual); no shares authorized (pro forma and pro forma as adjusted); 4,444,545 shares issued and outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	4	—	—
Series F Convertible Preferred Stock, $0.001 par value: 3,500,000 shares authorized (actual); no shares authorized (pro forma and pro forma as adjusted); 2,572,762 outstanding (actual); no shares issued and outstanding (pro forma and pro forma as adjusted)	3	—	—
Common stock, $0.001 par value: 100,000,000 shares authorized (actual); 150,000,000 shares authorized (pro forma and pro forma as adjusted); 2,191,859 shares issued and outstanding (actual); 15,060,797 shares issued and outstanding (pro forma) and 20,560,797 shares issued and outstanding (pro forma as adjusted)	2	15	21
Additional paid-in capital	74,752	176,576	251,295
Deferred stock-based compensation	(23,859)	(23,859)	(23,859)
Accumulated deficit	(141,774)	(141,774)	(152,541)

Total stockholders’ equity (deficit)	(90,872)	10,958	74,916

Total capitalization	$15,075	$15,075	$75,875

DILUTION

If you invest in our stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The pro forma net tangible book value of our common stock on March 31, 2002 was $2.5 million or $0.17 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the automatic conversion of our preferred stock into common stock upon the completion of this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 5.5 million shares of common stock offered by this prospectus at the initial public offering price of $15.00 per share and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, and the application of a portion of the net proceeds to repay all outstanding indebtedness under our subordinated promissory notes, our pro forma net tangible book value would have been $66.5 million, or approximately $3.23 per share. This represents an immediate increase in pro forma net tangible book value of $3.06 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.77 per share to new investors. The following table illustrates the per share dilution:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2002	$0.17
Increase per share attributable to new investors	3.06

Pro forma net tangible book value per share after this offering		3.23

Dilution in pro forma net tangible book value per share to new investors		$11.77

This table excludes all options and warrants to acquire common stock that will remain outstanding upon completion of this offering. See Notes 4, 6 and 7 to Notes to Financial Statements. The exercise of outstanding options and warrants having an exercise price less than the offering price would increase the dilutive effect to new investors.

The following table sets forth on a pro forma basis, as of March 31, 2002, the differences between the number of shares of common and preferred stock purchased from us, the cash consideration and average price per share paid by existing stockholders and by the new investors, before deducting expenses payable by us, at the initial public offering price of $15.00 per share.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percentage	Amount	Percentage	Share
Existing stockholders	15,060,797	73.3%	$104,745,000	55.9%	$6.95
New investors	5,500,000	26.7	82,500,000	44.1	15.00

Total	20,560,797	100.0%	$187,245,000	100.0%

If the underwriter’s overallotment option is exercised in full, the number of shares held by new public investors will be increased to 6,325,000 or approximately 29.6% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and are qualified by reference to our financial statements and notes thereto appearing elsewhere in this prospectus. The audited statement of operations data set forth below for the years ended December 31, 1999, 2000 and 2001 and the audited balance sheet data as of December 31, 2000 and 2001 are derived from, and are qualified by reference to, our financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1998 and for the period from August 29, 1997 (inception) to December 31, 1997 and the balance sheet data as December 31, 1997, 1998 and 1999 are derived from, and are qualified by reference to, our financial statements not included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2001 and 2002 and the balance sheet data as of March 31, 2002, are derived from, and qualified by reference to, the unaudited financial statements of Netflix included elsewhere in this prospectus and include all adjustments necessary for a fair presentation on the same basis as the annual financial statements. The historical results are not necessarily indicative of results to be expected for any future period.

	Period from August 29, 1997 (Inception) to December 31, 1997	Year Ended December 31,				Three Months Ended March 31,
		1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Subscription	$—	$585	$4,854	$35,894	$74,255	$17,057	$30,069
Sales	—	754	152	—	1,657	—	458

Total revenues	—	1,339	5,006	35,894	75,912	17,057	30,527
Cost of revenues:
Subscription	—	535	4,217	24,861	49,088	18,177	14,872
Sales	—	776	156	—	819	—	286

Total cost of revenues	—	1,311	4,373	24,861	49,907	18,177	15,158

Gross profit	—	28	633	11,033	26,005	(1,120)	15,369
Operating expenses:
Fulfillment*	—	763	2,446	10,247	13,452	3,613	4,155
Technology and development*	100	3,857	7,413	16,823	17,734	5,474	3,181
Marketing*	103	4,052	14,070	25,727	21,031	6,653	7,938
General and administrative*	158	1,358	1,993	6,990	4,658	1,514	1,309
Restructuring charges	—	—	—	—	671	—	—
Stock-based compensation*	—	1,151	4,742	8,803	5,686	2,043	2,840

Total operating expenses	361	11,181	30,664	68,590	63,232	19,297	19,423

Operating loss	(361)	(11,153)	(30,031)	(57,557)	(37,227)	(20,417)	(4,054)

Interest and other income (expense), net	2	72	186	194	(1,391)	(181)	(454)

Net loss	$(359)	$(11,081)	$(29,845)	$(57,363)	$(38,618)	$(20,598)	$(4,508)

Basic and diluted net loss per common share	$—	$(36.81)	$(21.41)	$(40.57)	$(21.15)	$(12.26)	$(2.20)

Weighted average shares outstanding used in computing net loss per common share	—	301	1,394	1,414	1,826	1,680	2,047

* Amortization of stock-based compensation not included in expense line-item:
Fulfillment	$—	$105	$624	$2,298	$1,201	$429	$393
Technology and development	—	223	1,141	2,871	1,930	724	1,208
Marketing	—	253	351	1,886	1,403	498	842
General and administrative	—	570	2,626	1,748	1,152	392	397

	$—	$1,151	$4,742	$8,803	$5,686	$2,043	$2,840

	As of December 31,					As of March 31, 2002
	1997	1998	1999	2000	2001
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$1,582	$1,061	$14,198	$14,895	$16,131	$15,671
Working capital (deficit)	1,360	(4,704)	11,028	(1,655)	(6,656)	(9,547)
Total assets	1,901	4,849	34,773	52,488	41,630	44,740
Capital lease obligations, less current portion	—	172	811	2,024	1,057	959
Notes payable, less current portion	—	—	3,959	1,843	—	—
Subordinated notes payable	—	—	—	—	2,799	3,158
Redeemable convertible preferred stock	—	6,321	51,819	101,830	101,830	101,830
Stockholders’ equity (deficit)	1,636	(8,044)	(32,028)	(73,267)	(90,504)	(90,872)

	Period from August 29, 1997 (Inception) to December 31, 1997	Year Ended December 31,					Three Months Ended March 31,
		1998	1999	2000	2001		2001		2002
	(in thousands)

Other Data:
EBITDA(1) (unaudited)	$(356)	$(9,575)	$(21,223)	$(28,179)	$(1,716)		$(3,600)		$3,583
Adjusted EBITDA(2) (unaudited)	(356)	(9,852)	(24,405)	(43,860)	(13,722	)(3)	(8,012	)(3)	666
Number of subscribers (unaudited)	—	—	107	292	456		303		603
Net cash provided by (used in):
Operating activities	$(261)	$(5,408)	$(16,529)	$(22,706)	$4,847		$(2,805)		$6,505
Investing activities	(152)	(2,363)	(19,742)	(24,972)	(12,670)		(4,087)		(5,798)
Financing activities	(1,995)	(7,250)	49,408	48,375	9,059		(927)		(1,167)

(1)
EBITDA consists of operating loss before depreciation, amortization of intangible assets, amortization of DVD library, non-cash charges for equity instruments granted to non-employees, gains or losses on disposal of assets and stock-based compensation. EBITDA provides an alternative measure of cash flow from operations. You should not consider EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate EBITDA differently from other companies.

(2)
Adjusted EBITDA consists of EBITDA less amortization of DVD library. Adjusted EBITDA provides an alternative measure of cash flow from operations. You should not consider Adjusted EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate Adjusted EBITDA differently from other companies.

(3)
Adjusted EBITDA for the year ended December 31, 2001 and for the three months ended March 31, 2001 has been “normalized” to reflect DVD library amortization as if a one-year amortizable life had been used beginning as of January 1, 2000 instead of January 1, 2001. As more fully discussed in Note 1 to the Notes to Financial Statements, on January 1, 2001, we revised our DVD library amortization policy from an accelerated method using a three-year life to the same accelerated method over a one-year life.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in “Risk Factors” starting on page 5 and elsewhere in this prospectus.

Overview

We are the largest online entertainment subscription service in the United States providing more than 600,000 subscribers access to a comprehensive library of more than 11,500 movie, television and other filmed entertainment titles. Our standard subscription plan allows subscribers to have three titles out at the same time with no due dates, late fees or shipping charges for $19.95 per month. Subscribers can view as many titles as they want in a month. Subscribers select titles at our Web site (www.netflix.com) aided by our proprietary CineMatch technology, receive them on DVD by first-class mail and return them to us at their convenience using our prepaid mailers. Once a title has been returned, we mail the next available title in a subscriber’s queue.

We were organized as a Delaware corporation in August 1997. We have incurred significant losses since our inception. As of March 31, 2002, we had a total stockholders’ deficit of $90.9 million. We expect that we will continue to incur losses for the foreseeable future. We also expect to incur significant marketing, technology and development, general and administrative and stock-based compensation expenses. As a result, we will need to significantly increase our operating margins to achieve profitability and may never achieve profitability.

Critical Accounting Policies

We believe our change to the estimated life over which we amortize the costs of acquiring titles for our library and the selection of a method of amortization for the costs we incur to acquire titles for our library are critical accounting policies because they involve some of the more significant judgments and estimates used in the preparation of our financial statements.

Change in Estimated Life of the Cost of Our Library

In late 2000 and early 2001, we entered into a series of revenue sharing agreements with studios which substantially changed our business model for acquiring DVDs and satisfying subscriber demand for titles. These revenue sharing agreements enable us to acquire DVDs at a lower upfront cost than traditional buying arrangements. We share a percentage of the net revenues generated by the use of each particular title with these studios over a fixed period of time, generally 12 months. Before the change in our business model, we typically acquired fewer copies of a particular title and utilized each copy over a longer period of time. The implementation of these revenue sharing agreements improved our ability to acquire larger quantities of newly released titles and satisfy a substantial portion of subscriber demand for such titles over a shorter period of time. On January 1, 2001, we revised the amortization policy for the cost of our library from an accelerated method using a three-year life to the same accelerated method of amortization using a one-year life.

The change in life has been accounted for as a change in accounting estimate and is accounted for on a prospective basis from January 1, 2001. Had the DVDs acquired prior to January 1, 2001 been amortized using a three-year life, amortization expense for 2001 would have been $4.7 million lower than the amount recorded in our financial statements, representing a $2.57 per share impact on loss per common share in 2001.

Selection of a Method of Amortization of Upfront Costs of Our Library

Under our revenue sharing agreements, we remit an upfront payment to acquire titles from the studios. This payment includes a contractually specified initial fixed license fee that is capitalized. Some payments also include a contractually specified prepayment of future revenue sharing obligations that is classified as prepaid revenue sharing expense and is applied against future revenue sharing obligations. A nominal amount is also capitalized upon acquisition of a particular title for the cost of the estimated number of DVDs we expect to purchase at the end of the title term. This cost is amortized with the cost of the initial license fee on an accelerated basis over one year. We believe the use of an accelerated method is appropriate because we normally experience heavy initial demand for a title, which subsides once initial demand has been satisfied.

Revenues

We derive substantially all of our revenues from monthly subscription fees. From the launch of our Web site in April 1998 through January 1999, we generated revenues primarily from individual DVD rentals and sales to customers. In March 1999, we stopped selling new DVDs. From February 1999 through October 1999, we generated revenues primarily from individual DVD rentals to customers. In September 1999, we launched our subscription service, and through February 2000, for a fixed monthly subscription fee of $15.95, subscribers could have up to four titles per month with no due dates or late fees, and for $3.98, could order an additional title. In February 2000, we modified our standard subscription service to provide subscribers access to an unlimited number of titles for $19.95 per month, with a maximum of four titles out at any time. Existing subscribers were switched to our new service, some at $15.95 per month and the rest at $19.95 per month. In October 2000, we again modified our standard subscription service to provide subscribers access to an unlimited number of titles for a fixed monthly fee, with a maximum of three titles out at the same time. There is no minimum subscription period and subscribers can cancel our service at any time.

We had an insignificant amount of DVD sales in 1999 and no DVD sales in 2000. Beginning in late 2000, as part of the change in our business model, we began acquiring larger quantities of particular titles through our revenue sharing agreements. As a result, once initial demand for a particular title has been satisfied, we may hold a number of titles in excess of the quantities needed to satisfy ongoing subscriber demand. Several studios allow us to sell the DVDs acquired from them at the end of the revenue sharing term. Before we sell a particular title, we compare the number of copies we hold to estimated future demand to determine the number of copies we can sell without jeopardizing our ability to satisfy future subscriber demand. From time to time, we expect to make bulk sales of our used DVDs to resellers.

We recognize subscription revenues ratably during each subscriber’s monthly subscription period. We record refunds to subscribers as a reduction of revenues or deferred revenues, as appropriate. We recognize revenues from the sale of used DVDs to resellers when the DVDs are shipped to the reseller. Historically, revenues from DVD rentals and shipping revenues also were recognized when the product was shipped to the customer.

In addition to our standard service, we also offer a lower priced plan in which subscribers can keep two titles at the same time for $13.95 per month, as well as higher priced plans offering four, five and eight titles out at the same time for $24.95, $29.95 and $39.95 per month, respectively. As of March 31, 2002, approximately 90% of our paying subscribers paid $19.95 or more per month.

Cost of Revenues

Cost of Subscription Revenues

We acquire titles for our library using traditional buying methods and revenue sharing agreements. Traditional buying methods normally result in higher upfront costs when compared to titles obtained through revenue sharing agreements. Cost of subscription revenues consists of revenue sharing costs, amortization of our library, amortization of intangible assets related to equity instruments issued to certain studios and postage and packaging costs related to shipping titles to paying subscribers.

Revenue sharing costs.     Our revenue sharing agreements generally commit us to pay an initial upfront fee for each DVD acquired. Under certain of our revenue sharing agreements, we pay an additional minimum revenue sharing fee for each DVD shipped to a subscriber. Other than the initial upfront payment for DVD’s acquired, we are not obligated to pay any minimum revenue sharing fee on DVDs that are not shipped. We characterize these payments to the studios as revenue sharing costs. As of December 31, 2001, we had revenue sharing agreements with over 40 studios that expire at various dates beginning in 2002.

Amortization of the cost of DVDs.    Prior to January 1, 2001, we amortized our cost of DVDs using an accelerated method over an estimated life of three years and assumed no salvage value. On January 1, 2001, we revised the estimated life to one year and assumed a salvage value of $2.00 for the DVDs that we believe we will eventually sell.

Amortization of intangible assets related to equity issued to studios.    In 2000, in connection with signing revenue sharing agreements with Columbia TriStar Home Entertainment, Dreamworks International Distribution and Warner Home Video, we agreed to issue each of these studios an amount of our Series F Non-Voting Preferred Stock equal to 1.204% of our fully diluted equity securities outstanding. In 2001, in connection with signing revenue sharing agreements with Twentieth Century Fox Home Entertainment and Universal Studios Home Video, we agreed to issue to each of the two studios an amount of our Series F Non-Voting Preferred Stock equal to 1.204% of our fully diluted equity securities outstanding. As of December 31, 2001, the aggregate of Series F Non-Voting Preferred Stock granted to these five studios equaled 6.02% of our fully diluted equity securities outstanding. Prior to this offering, these studios are entitled to receive additional grants of Series F Non-Voting Preferred Stock to maintain their equity interests at 1.204% of our fully diluted equity securities outstanding. Consequently, when we grant options or issue stock, we also are obligated to issue additional shares of Series F Non-Voting Preferred Stock to these studios to maintain their equity ownership interest at 6.02% in the aggregate. Our Series F Non-Voting Preferred Stock automatically converts into our common stock upon the closing of this offering. We recognize our obligation to grant these equity interests at fair value as an intangible asset and we increase additional paid-in capital on our balance sheet. We then amortize the intangible asset on a straight-line basis to cost of subscription revenues over the term of each revenue sharing agreement with each studio. The term for the three agreements entered into in 2000 is five years and the term for the two agreements entered into 2001 is three years. Each time there is a dilution event prior to this offering, we will determine the value of our obligation to issue additional equity interests. The determined value is added to the intangible asset and amortized to cost of subscription revenues over the remaining term of the applicable revenue sharing agreement.

Postage and packaging.    Postage and packaging costs consist of the postage costs to mail titles to and from our paying subscribers, each of which is currently $0.34 but will increase to $0.37 on June 30, 2002, and the packaging costs for the mailers.

Cost of Sales Revenues

Cost of revenues for DVD sales includes the salvage value for used DVDs sold and, historically, cost of merchandise sold to customers.

Operating Expenses

Fulfillment

Fulfillment expense represents those expenses incurred in operating and staffing our distribution and customer service centers, including costs attributable to receiving, inspecting and warehousing our library.

Fulfillment expense also includes credit card fees and other collection related expenses. Through December 2001, we maintained only one distribution center in San Jose, California. We are currently shipping DVDs to subscribers from eight regional distribution centers. We began to implement use of regional distribution centers in January 2002. We plan to open a few additional regional distribution centers in 2002. As we open and operate new regional distribution centers, we expect that our fulfillment expense will increase.

Technology and Development

Technology and development expense consists of payroll and related expenses we incur related to testing, maintaining and modifying our Web site, CineMatch technology, telecommunications systems and infrastructure and other internal-use software systems. Technology and development expense also includes depreciation of the computer hardware we use to run our Web site and store our data. We continuously research and test a variety of potential improvements to our internal hardware and software systems in an effort to improve our productivity and enhance our subscribers’ experience. We expect to continue to invest in technology and improvements in our Web site and internal-use software and, as a result, we expect our technology and development expense will continue to increase. We believe certain costs we have incurred on several improvement projects have ongoing benefit. Consequently, we capitalized technology and development related expenses of $0.3 million in 1999, $1.3 million in 2000 and $1.2 million in 2001. The capitalized amounts are amortized on a straight-line basis over the estimated period of benefit of each improvement, ranging from one to two years.

Marketing

Marketing expense consists of marketing expenditures and other promotional activities, including revenue sharing costs, postage and packaging costs and library amortization costs related to free trial periods. In the second half of 2001, we implemented several new subscriber acquisition activities which provide incentives in the form of pay-for-performance payments for each new subscriber provided to us. We anticipate that our marketing expense will increase in future periods as a result of the overall growth in our subscriber base, free trial offers and pay-for-performance arrangements.

General and Administrative

General and administrative expense consists of payroll and related expenses for executive, finance, content acquisition and administrative personnel, as well as recruiting, professional fees and other general corporate expenses.

Stock-Based Compensation

Stock-based compensation for equity instruments issued to employees represents the aggregate difference, at the grant date, between the respective exercise price of stock options or stock grants and the deemed fair market value of the underlying stock. Stock-based compensation is generally amortized over the vesting period of the underlying options or grants based on an accelerated amortization method.

In 2001, we offered our employees and directors the right to exchange certain stock options. We exchanged options to purchase 0.9 million shares of common stock with varying exercise prices in exchange for options to purchase 0.9 million shares of common stock with an exercise price of $3.00. The stock option exchange resulted in variable award accounting treatment for all of the exchanged options. Variable award accounting will continue until all options subject to variable accounting are exercised, cancelled or expire. Variable accounting treatment will result in unpredictable and potentially significant charges or credits to our operating expenses from fluctuations in the market price of our common stock.

For each hypothetical one-dollar increase or decrease in the fair value of our common stock, we will record deferred compensation in an amount equal to the number of shares underlying the variable awards multiplied by the one-dollar change. However, to the extent these variable awards are not fully vested, our stock compensation expense will be less than the amount we record as deferred compensation. For example, if at December 31, 2001 the fair value of our common stock had increased or decreased by $3.00, our deferred stock-based compensation would change by approximately $2.5 million and our stock-based compensation expense would be affected by approximately $0.4 million. Once these variable awards become fully vested, our stock based compensation will be affected on a dollar-for-dollar basis and a change in our stock price will directly impact the amount we record as stock-based compensation in an amount equal to the number of shares underlying the variable awards outstanding multiplied by the change in the fair value of our common stock. For example, assuming all 0.9 million variable awards are fully vested and outstanding and assuming an increase or decrease in the fair value of our common stock of $3.00 in a quarter, our stock-based compensation expense or credit related to the variable awards for that quarter would be $2.5 million. As of March 31, 2002, most of these variable awards were not fully vested and had a variety of final vesting dates over the next three years.

Results of Operations

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2002

Revenues

Subscription revenues.    Our subscription revenues increased from $17.1 million for the three months ended March 31, 2001 to $30.1 million for the three months ended March 31, 2002, representing a 76% increase. This increase was driven primarily by a 78% increase in the average number of subscribers between 2001 and 2002. We believe the increase in the number of subscribers was caused by our unrivalled selection of titles, consistently high levels of subscriber satisfaction, the rapid consumer adoption of DVD players and our increasingly effective marketing programs.

Sales revenues.    Our sales revenues increased from $0.0 for the three months ended March 31, 2001 to $0.5 million for the three months ended March 31, 2002. This increase was due to our sale of used DVDs to resellers. We did not sell any titles during the three months ended March 31, 2001.

Cost of Revenues and Gross Profit

Cost of subscription revenues.    Cost of subscription revenues decreased from $18.2 million for the three months ended March 31, 2001 to $14.9 million for the three months ended March 31, 2002, representing an 18% decrease. This decrease was attributable primarily to the net effect of the following:

•
Revenue sharing costs.    Our revenue sharing costs increased from $2.4 million for the three months ended March 31, 2001 to $6.2 million for the three months ended March 31, 2002, representing a 157% increase. As a percentage of subscription revenues, our revenue sharing costs increased from 14% in the three months ended March 31, 2001 to 20% in the three months ended March 31, 2002. This increase was due primarily to a substantial increase in the percentage of titles subject to revenue sharing agreements mailed to our subscribers.

•
DVD amortization costs.    Our DVD amortization costs decreased from $11.1 million for the three months ended March 31, 2001 to $2.7 million for the three months ended March 31, 2002, representing a 76% decrease. The decrease was attributable to an increase in amortization in the three months ended March 31, 2001 which was caused by the change in the estimated life of our DVD library from three years to one year. In addition, the decrease was also caused by a decrease in acquisitions of DVD library from $23.9 million in 2000 compared to $8.9 million in 2001.

•
Amortization of intangible assets related to equity issued to studios.    We recorded intangible assets of $0.9 million for the three months ended March 31, 2001 and $1.2 million for the three months ended March 31, 2002 related to our issuance of Series F Non-Voting Preferred Stock to studios. We recorded related amortization of these intangible assets of $0.4 million for the three months ended March 31, 2001 and $0.6 million for the three months ended March 31, 2002. The increase in amortization of intangible assets was attributed to increases in intangible assets caused by our obligation to issue additional shares of Series F Non-Voting Preferred Stock to these studios upon dilution.

•
Postage and packaging costs.    Our postage and packaging costs increased from $4.3 million for the three months ended March 31, 2001 to $5.4 million for the three months ended March 31, 2002, representing a 26% increase. This increase was attributable primarily to an increase in the number of DVDs mailed to our subscribers. As a percentage of subscription revenues, our postage and packaging costs decreased from 25% for the three months ended March 31, 2001 to 18% for the three months ended March 31, 2002 primarily due to a decrease in the postage per title as a result of packaging improvements.

Cost of sales revenues.    Cost of sales revenues increased from $0.0 for the three months ended March 31, 2001 to $0.3 million for the three months ended March 31, 2002. This increase was attributable to our decision to sell used DVDs to resellers.

Gross profit.    Our gross profit increased from a $1.1 million loss for the three months ended March 31, 2001 to $15.4 million profit for the three months ended March 31, 2002. Our gross profit increased primarily as a result of the growth in our subscription revenues and a decrease in our direct costs of providing those subscription services.

Operating Expenses

Fulfillment.    Fulfillment expenses increased from $3.6 million for the three months ended March 31, 2001 to $4.2 million for the three months ended March 31, 2002, representing a 15% increase. This increase was primarily attributable to increases in the overall volume of the activities of our primary fulfillment center and an increase in credit card fees from $0.8 million for the three months ended March 31, 2001 to $1.0 million for the three months ended March 31, 2002. As a percentage of subscription revenues, fulfillment expenses decreased from 21% for the three months ended March 31, 2001 to 14% for the three months ended March 31, 2002 primarily due to a combination of an increasing revenue base and improvements in our fulfillment productivity due to our continuous efforts to refine and streamline our fulfillment operations. Credit card fees as a percentage of revenues declined from approximately from 5% in the three months ended March 31, 2001, to approximately 3% in the three months ended March 31, 2002, but increased in terms of absolute dollars, due to a 76% increase in subscription revenues.

Technology and development.    Excluding capitalized software development costs, our technology and development expenses decreased from $5.5 million for the three months ended March 31, 2001 to $3.2 million for the three months ended March 31, 2002, representing a 42% decrease. This decrease was caused primarily by decreases in personnel costs as a result of employees terminated as part of our restructuring during the quarter ended September 30, 2001. As a percentage of subscription revenues, technology and development expenses decreased from 32% for the three months ended March 31, 2001 to 11% for the three months ended March 31, 2002 primarily due to an increase in subscription revenues.

Marketing.    Our marketing expenses increased from $6.7 million for the three months ended March 31, 2001 to $7.9 million for the three months ended March 31, 2002, representing a 19% increase. This increase was attributable primarily to growth in the number of new subscribers offset by decreases in the marketing cost per acquired subscriber. As a percentage of subscription revenues, marketing expenses decreased from 39% for the three months ended March 31, 2001 to 26% for the three months ended March 31, 2002 primarily due to an increase in subscription revenues and a reduction in free trials.

General and administrative.    Our general and administrative expenses decreased from $1.5 million for the three months ended March 31, 2001 to $1.3 million for the three months ended March 31, 2002, representing a 14% decrease. This decrease was attributable primarily to our cost containment efforts. As a percentage of subscription revenues, general and administrative expenses decreased from 9% for the three months ended March 31, 2001 to 4% for the three months ended March 31, 2002 primarily due to an increase in subscription revenues.

Stock-based compensation.    Our stock-based compensation expenses increased from $2.0 million for the three months ended March 31, 2001 to $2.8 million for the three months ended March 31, 2002, representing a 39% increase. This increase was attributable to increased charges related to variable award accounting and reflects additional stock-based compensation for options granted with exercise prices below the deemed fair value of our common stock.

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists primarily of interest earned on our cash and cash equivalents offset by interest expense related to interest-bearing obligations. We had interest and other expense, net of $0.2 million for the three months ended March 31, 2001 and interest and other expense, net of $0.5 million for the three months ended March 31, 2002. This change was attributable primarily to a decrease in interest income caused by a decrease in our interest bearing cash balances and additional interest charges caused by the issuance of subordinated notes payable with a face amount of $13.0 million in July 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001

Revenues

Subscription revenues.    Our subscription revenues increased from $35.9 million in 2000 to $74.3 million in 2001, representing a 107% increase. This increase was driven primarily by an 88% increase in the average number of subscribers between 2000 and 2001. We believe the increase in the number of subscribers was caused by our unrivalled selection of titles, consistently high levels of subscriber satisfaction, the rapid consumer adoption of DVD players and our increasingly effective marketing programs. In addition, part of the increase was due to a $4.00 increase in the monthly subscription fee charged to some of our subscribers beginning in October 2000.

Sales revenues.    Our sales revenues increased from $0.0 in 2000 to $1.7 million in 2001. This increase was due to our sale of used DVDs to resellers. We did not sell any titles in 2000.

Cost of Revenues and Gross Profit

Cost of subscription revenues.    Cost of subscription revenues increased from $24.9 million in 2000 to $49.1 million in 2001, representing a 97% increase. This increase was attributable primarily to:

•
Revenue sharing costs.    Our revenue sharing costs increased from $1.6 million in 2000 to $12.8 million in 2001, representing a 692% increase. As a percentage of subscription revenues, our revenue sharing costs increased from 4% in 2000 to 17% in 2001. This increase was due primarily to a substantial increase in the percentage of titles subject to revenue sharing agreements mailed to our subscribers.

•
DVD amortization costs.    Our DVD amortization costs increased from $11.3 million in 2000 to $19.5 million in 2001, representing a 73% increase. This increase was attributable primarily to the decrease in the period over which we amortize the cost of our library. As a percentage of subscription revenues, our DVD amortization costs decreased from 31% in 2000 to 26% in 2001 primarily due to lower upfront prices paid for DVDs in connection with our revenue sharing agreements.

•	Amortization of intangible assets related to equity issued to studios. We recorded deferred costs of $6.1 million in 2000 and $4.1 million in 2001 related to our issuance of equity to studios. We recorded related amortization of intangible assets of $0.6 million in 2000 and $2.1 million in 2001. This increase was attributable to a full year of amortization in 2001 as compared to a partial year of amortization in 2000, additional deferred charges for two new revenue sharing agreements in 2001 and increases in deferred charges caused by our obligation to issue additional equity securities to these studios.

•
Postage and packaging costs.    Our postage and packaging costs increased from $11.4 million in 2000 to $14.7 million in 2001, representing a 29% increase. This increase was attributable primarily to an increase in the number of DVDs mailed to our subscribers. As a percentage of subscription revenues, our postage and packaging costs decreased from 32% in 2000 to 20% in 2001 primarily due to a decrease in the postage rate per title as a result of packaging improvements.

Cost of sales revenues.    Cost of sales revenues increased from $0.0 in 2000 to $0.8 million in 2001. This increase was attributable to our decision to sell used DVDs to resellers in 2001. We did not sell any DVDs in 2000.

Gross profit.    Our gross profit increased from $11.0 million in 2000 to $26.0 million in 2001, representing a 136% increase and gross profit percentages of 31% in 2000 and 34% in 2001. Our gross profit percentages increased primarily as a result of the growth in our subscription revenues and a decrease in our direct incremental costs of providing those subscription services.

Operating Expenses

Fulfillment.    Fulfillment expenses increased from $10.2 million in 2000 to $13.5 million in 2001, representing a 31% increase. This increase was primarily attributable to increases in the overall volume of the activities of our primary fulfillment center and an increase in credit card fees from $1.6 million in 2000 to $3.2 million in 2001. As a percentage of subscription revenues, fulfillment expenses decreased from 29% in 2000 to 18% in 2001 primarily due to a combination of an increasing revenue base and improvements in our fulfillment productivity due to our continuous efforts to refine and streamline our fulfillment operations. Credit card fees increased due to an increase in subscription revenues.

Technology and development.    Excluding capitalized software development costs, our technology and development expenses increased from $16.8 million in 2000 to $17.7 million in 2001, representing a 5% increase. This increase was primarily the result of our investment in storing data, handling large increases in traffic on our Web site and maintaining and modifying our software related to our Web site, CineMatch technology and our internal-software infrastructure. As a percentage of subscription revenues, technology and development expenses decreased from 47% in 2000 to 24% in 2001 primarily due to an increase in subscription revenues.

Marketing.    Our marketing expenses decreased from $25.7 million in 2000 to $21.0 million in 2001, representing a 18% decrease. This decrease was primarily attributable to scaling back the number of free trial offers for part of 2001 and a reduction in our free trial offer period of 30 days to typically 14 days for the balance of 2001. As a percentage of subscription revenues, marketing expenses decreased from 72% in 2000 to 28% in 2001 primarily due to an increase in subscription revenues.

General and administrative.    Our general and administrative expenses decreased from $7.0 million in 2000 to $4.7 million in 2001, representing a 33% decrease. This decrease was primarily attributable to our cost containment efforts in 2001 and the $1.3 million one-time cost of our withdrawn public offering in 2000. As a percentage of subscription revenues, general and administrative expenses decreased from 19% in 2000 to 6% in 2001 primarily due to an increase in subscription revenues.

Restructuring.    In 2001, we recorded a restructuring expense of $0.7 million relating to severance payments made to 45 employees we terminated in an effort to restructure our organization to streamline our processes and reduce expenses. We had no restructuring expense in prior years.

Stock-based compensation.    Our stock-based compensation expenses decreased from $8.8 million in 2000 to $5.7 million in 2001, representing a 35% decrease. This decrease was primarily attributable to reduced charges caused by utilization of the graded vesting method of stock compensation amortization and fewer options issued at exercise prices below deemed fair value. The following table shows the amounts of stock-based compensation expense that would have been recorded under the following categories of operating expenses had stock-based compensation expense not been separately stated on the statement of operations:

	Year Ended December 31,
	2000	2001
	(in thousands)
Fulfillment	$2,298	$1,201
Technology and development	2,871	1,930
Marketing	1,886	1,403
General and administrative	1,748	1,152

	$8,803	$5,686

Interest and Other Income (Expense), Net

We had interest and other income, net of $0.2 million in 2000 and interest and other expense, net of $1.4 million in 2001. The change between 2000 and 2001 was attributable primarily to a decrease in interest income caused by a decrease in our interest bearing cash balances and additional interest charges caused by the issuance of subordinated notes payable with a face amount of $13.0 million. These notes payable have a carrying amount of $2.8 million at December 31, 2001. The difference between the carrying amount and face amount is being accreted to interest expense using an effective rate of 21% per annum. Upon completion of this offering, the remaining unamortized discount on our subordinated promissory notes, $10.9 million at December 31, 2001, will be recorded as an expense in the period of the offering.

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000

Revenues

Subscription revenues.    Our subscription revenues increased from $4.9 million in 1999 to $35.9 million in 2000, representing a 639% increase. This increase was driven primarily by a substantial increase in the number of subscribers between 1999 and 2000. We believe the increase in subscribers was caused by our unrivalled selection of titles, consistently high levels of subscriber satisfaction, the rapid consumer adoption of DVD players and our increasingly effective marketing programs.

Sales revenues.    Our sales revenues decreased from $0.2 million in 1999 to $0.0 in 2000 due to our decision to discontinue selling new DVDs through our Web site in 1999.

Cost of Revenues and Gross Profit

Cost of subscription revenues.    Cost of subscription revenues increased from $4.2 million in 1999 to $24.9 million in 2000, representing a 490% increase. This increase was primarily attributable to:

•
Revenue sharing costs.    Our revenue sharing costs increased from $0.0 in 1999 to $1.6 million in 2000. Our revenue sharing costs increased as a result of our decision in 2000 to enter into revenue sharing agreements as a means to lower our upfront costs of acquiring titles. We did not have any revenue sharing agreements in 1999.

•	DVD amortization costs. Our DVD amortization costs increased from $1.8 million in 1999 to $11.3 million in 2000. This increase was attributable primarily to an increase in the cost of acquisitions of DVDs from $9.9 million in 1999 to $23.9 million in 2000. As a percentage of subscription revenues, our DVD amortization costs decreased from 37% in 1999 to 31% in 2000 primarily due to growth in our subscription revenues at a rate in excess of the growth in our amortization.

•
Amortization of intangible assets related to equity issued to certain studios.    Our intangible assets increased from $0.0 in 1999 to $6.1 million in 2000 due to our issuance of Series F Non-Voting Preferred Stock to Columbia TriStar Home Entertainment, Dreamworks International Distribution and Warner Home Video. We also recorded related amortization of intangible assets of $0.6 million in 2000. We did not issue any equity to studios and accordingly had no amortization in 1999.

•
Postage and packaging costs.    Our postage and packaging costs increased from $2.4 million in 1999 to $11.4 million in 2000. This increase was attributable primarily to an increase in the number of DVDs mailed to our subscribers. As a percentage of subscription revenues, our postage and packaging costs decreased from 49% in 1999 to 32% in 2000 primarily due to lower packaging costs per shipment as a result of a reduction in the weight of our packaging materials.

Cost of sales revenues.     Cost of sales revenues decreased from $0.2 million in 1999 to $0.0 in 2000. This decrease was attributable to our decision to discontinue selling new DVDs through our Web site in 1999.

Gross profit.    Our gross profit increased from $0.6 million in 1999 to $11.0 million in 2000, representing gross profit percentages of 13% in 1999 and 31% in 2000. Our gross profit percentages increased primarily as a result of the growth in our subscription revenues and a decrease in our direct costs of providing those subscription services.

Operating Expenses

Fulfillment.    Fulfillment expenses increased from $2.4 million in 1999 to $10.2 million in 2000, representing a 319% increase. This increase was attributable primarily to increases in the overall volume of the activities of our primary fulfillment center and an increase in credit card fees from $0.2 million in 1999 to $1.6 million in 2000. As a percentage of subscription revenues, fulfillment expenses decreased from 50% in 1999 to 29% in 2000 primarily due to a combination of an increasing revenue base and improvements in our fulfillment productivity as a result of our continuous efforts to refine and streamline our fulfillment operations offset by the increase in credit card fees.

Technology and development.    Excluding capitalized software development costs, our technology and development expenses increased from $7.4 million in 1999 to $16.8 million in 2000, representing a 127% increase. This increase was primarily the result of our investment in storing data, handling large increases in traffic on our Web site and maintaining and modifying our software related to our Web site, CineMatch technology and our internal-software infrastructure. As a percentage of subscription revenues, technology and development expenses decreased from 153% in 1999 to 47% in 2000 primarily due to an increase in subscription revenues.

Marketing.    Our marketing expenses increased from $14.1 million in 1999 to $25.7 million in 2000, representing a 83% increase. This increase was attributable primarily to our intensified efforts to acquire new subscribers through external advertising agencies, television commercials and an increase in the length of our free trial period. As a percentage of subscription revenues, marketing expenses decreased from 290% in 1999 to 72% in 2000 primarily due to an increase in subscription revenues.

General and administrative.    Our general and administrative expenses increased from $2.0 million in 1999 to $7.0 million in 2000, representing a 251% increase. This increase was attributable primarily to increases in personnel and facility-related costs associated with the expansion of our business and the $1.3 million cost of our withdrawn public offering. As a percentage of subscription revenues, general and administrative expense decreased from 41% in 1999 to 19% in 2000 primarily due to an increase in subscription revenues.

Stock-based compensation.    Our stock-based compensation expense increased from $4.7 million in 1999 to $8.8 million in 2000, representing an 86% increase. This increase was attributable primarily to charges we recorded related to issuing options to employees at exercise prices below the deemed fair value at the dates of grant. The following table shows the amounts of stock-based compensation expense that would have been recorded under the following categories of operating expenses had stock-based compensation expense not been separately stated on the statement of operations:

	Year Ended December 31,
	1999	2000
	(in thousands)
Fulfillment	$624	$2,298
Technology and development	1,141	2,871
Marketing	351	1,886
General and administrative	2,626	1,748

	$4,742	$8,803

Interest and Other Income (Expense), Net

We had interest and other income, net of $0.2 million in 1999 and 2000. Interest income increased from $0.9 million in 1999 to $1.6 million in 2000 as a result of an increase in our overall average cash balance during 2000 which was caused by the receipt of $50.0 million in proceeds from the sale of Series E preferred stock. Interest expense increased from $0.7 million to $1.5 million as a result of an increase in interest bearing debt in 2000.

Selected Quarterly Operating Results

The following tables set forth unaudited quarterly statement of operations data for the nine quarters ended March 31, 2002 as well as the percentage of total revenues represented for selected items. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, except as otherwise indicated, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001		June 30, 2001		Sept. 30, 2001		Dec. 31, 2001		March 31, 2002
	(in thousands)
Revenues:
Subscription	$5,174	$7,147	$10,182	$13,391	$17,057		$17,392		$18,444		$21,362		$30,069
Sales	—	—	—	—	—		967		434		256		458

Total revenues	5,174	7,147	10,182	13,391	17,057		18,359		18,878		21,618		30,527

Cost of revenues:
Subscription	3,128	5,150	7,213	9,370	18,177		10,776		9,667		10,468		14,872
Sales	—	—	—	—	—		446		176		197		286

Total cost of revenues	3,128	5,150	7,213	9,370	18,177		11,222		9,843		10,665		15,158

Gross profit	2,046	1,997	2,969	4,021	(1,120)		7,137		9,035		10,953		15,369

Operating expenses:
Fulfillment	1,823	2,477	2,368	3,579	3,613		3,589		3,283		2,967		4,155
Technology and development	3,248	3,959	4,041	5,575	5,474		4,896		4,463		2,901		3,181
Marketing	6,122	5,639	6,616	7,350	6,653		4,090		3,444		6,844		7,938
General and administrative	764	1,761	1,863	2,602	1,514		1,031		1,003		1,110		1,309
Restructuring charges	—	—	—	—	—		—		671		—		—
Stock-based compensation	1,963	2,530	2,073	2,237	2,043		1,436		1,220		987		2,840

Total operating expenses	13,920	16,366	16,961	21,343	19,297		15,042		14,084		14,809		19,423

Operating loss	(11,874)	(14,369)	(13,992)	(17,322)	(20,417)		(7,905)		(5,049)		(3,856)		(4,054)

Interest and other income (expense), net	(102)	302	210	(216)	(181)		(96)		(505)		(609)		(454)

Net loss	$(11,976)	$(14,067)	$(13,782)	$(17,538)	$(20,598)		$(8,001)		$(5,554)		$(4,465)		$(4,508)

Other Data:
EBITDA(1) (unaudited)	$(6,248)	$(7,366)	$(6,175)	$(8,390)	$(3,600)		$(131)		$613		$1,402		$3,583
Adjusted EBITDA(2) (unaudited)	(8,856)	(11,118)	(10,633)	(13,253)	(8,012	)(3)	(3,417	)(3)	(1,629	)(3)	(664	)(3)	666
Number of subscribers (unaudited)	156	194	239	292	303		308		334		456		603

(1)
EBITDA consists of operating loss before depreciation, amortization of intangible assets, amortization of DVD library, non-cash charges for equity instruments granted to non-employees, gains or losses on disposal of assets and stock-based compensation. EBITDA provides an alternative measure of cash flow from operations. You should not consider EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate EBITDA differently from other companies.

(2)
Adjusted EBITDA consists of EBITDA less amortization of DVD library. Adjusted EBITDA provides an alternative measure of cash flow from operations. You should not consider Adjusted EBITDA as a substitute for operating loss, as an indicator of our operating performance or as an alternative to cash flows from operating activities as a measure of liquidity. We may calculate Adjusted EBITDA differently from other companies.

(3)
Adjusted EBITDA for each quarter in 2001 has been “normalized” to reflect DVD library amortization as if a one-year amortizable life had been used beginning as of January 1, 2000 instead of January 1, 2001. As more fully discussed in Note 1 to the Notes to Financial Statements, on January 1, 2001, we revised our DVD library amortization policy from an accelerated method using a three-year life to the same accelerated method over a one-year life.

	Three Months Ended
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002
Revenues:
Subscription	100%	100%	100%	100%	100%	95%	98%	99%	98%
Sales	0	0	0	0	0	5	2	1	2

Total revenues	100	100	100	100	100	100	100	100	100
Cost of revenues:
Subscription	60	72	71	70	107	59	51	48	49
Sales	0	0	0	0	0	2	1	1	1

Total cost of revenues	60	72	71	70	107	61	52	49	50

Gross profit	40	28	29	30	(7)	39	48	51	50
Total operating expenses	269	229	166	159	113	82	75	69	64

Operating loss	(229)	(201)	(137)	(129)	(120)	(43)	(27)	(18)	(14)

Interest and other expense, net	(2)	4	2	(2)	(1)	(1)	(2)	(3)	(1)

Net loss	(231)%	(197)%	(135)%	(131)%	(121)%	(44)%	(29)%	(21)%	(15)%

Subscription Revenues

The increase in total subscription revenues for all quarters presented was caused by increases in the number of our paying subscribers. We believe the number of paying subscribers increased for several reasons including the unrivalled selection offered by our subscription service, consistently high levels of customer satisfaction, the rapid consumer adoption of DVD players and our increasingly effective marketing programs.

Cost of Subscription Revenues

On January 1, 2001, we revised the estimated life of our library from three years to one year. Amortization expense for the quarter ended March 31, 2001 includes an increase in amortization caused by the effect of revising the life of our library. The decrease in DVD amortization expense as a percentage of subscription revenues between the quarter ended March 31, 2001 and the quarter ended June 30, 2001 is caused primarily by a decrease in the amortizable cost of our library.

Technology and Development

The decrease between the quarter ended September 30, 2001 and the quarter ended December 31, 2001 was caused by decreases in personnel costs as a result of employees terminated as a part of our restructuring during the quarter ended September 30, 2001.

Marketing

The decrease during each of the three quarters subsequent to the fourth quarter of 2000 is due to scaling back our free trial offers during the first two quarters of 2001. The increase in marketing expense in the fourth quarter of 2001 results from an increase in the number of free trials offered to new subscribers as well as an increase in the expense we incurred for pay-for-performance subscriber referral programs.

General and Administrative

The decrease between the quarter ended December 31, 2000 and the quarter ended March 31, 2001 was caused by expenses incurred in relation to our withdrawn initial public offering that were expensed during the quarter ended December 31, 2000.

Liquidity and Capital Resources

We have financed our operations primarily with $117.5 million raised through private sales of our common and preferred equity securities and subordinated promissory notes. As of March 31, 2002, we had cash and cash equivalents of $15.7 million.

We expect to devote substantial resources to continue to expand our subscriber base, expand our library to meet subscriber demand, automate our fulfillment operations and maintain and enhance the systems necessary to support our growth. Although we anticipate that our current cash and cash equivalents and cash flows, excluding the net proceeds from this offering, will be sufficient to fund our activities for at least the next twelve months and the foreseeable future, we cannot assure you that we will not be required to use the proceeds from this offering, obtain additional financing within this time period or that additional financing, if needed, will be available on terms acceptable to us, or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate acquisitions of other businesses, products and technologies. If we are unable to raise additional equity or debt financing, if and when needed, we could be forced to significantly curtail our operations.

In July 2001, we issued subordinated promissory notes and warrants to purchase 6,818,947 shares of our common stock at an exercise price of $3.00 per share for net proceeds of $12.8 million. We allocated $10.9 million of the proceeds to the warrants and recorded it as additional paid-in capital and $1.9 million to the notes payable. The resulting discount of $11.1 million is being accreted to interest expense using an effective annual interest rate of 21%. Our subordinated promissory notes accrue interest at a stated rate of 10% per year compounded annually. The subordinated notes and all accrued interest are due and payable upon the earlier to occur of July 10, 2011 or the completion of this offering. As a result, upon completion of this offering, the remaining unamortized discount will be recorded as an expense in the period of the offering.

At March 31, 2002, we had redeemable convertible preferred stock with a redemption value of $101.7 million. The holders of this redeemable convertible preferred stock have the option to redeem their shares for cash during a 60-day period commencing June 12, 2004. The redeemable convertible preferred stock will automatically convert to common stock upon the closing of this offering. Upon such conversion, the redemption right will terminate.

At March 31, 2002, we had a note payable to Lighthouse Capital Partners II, L.P. secured by substantially all of our assets with an unpaid balance of $1.0 million. The note payable is due in monthly principal installments of $0.2 million plus interest through September 2002.

At March 31, 2002, our current liabilities exceeded our current assets by $9.5 million, and we had cash of $15.7 million, accounts payable of $16.3 million and accrued expenses of $4.4 million. At March 31, 2002 we also had commitments to make payments on capital leases and operating leases of approximately $3.4 million during the remainder of 2002, $4.0 million in 2003, $2.9 million in 2004 and $1.5 million in 2005. Our working capital deficiency has increased from $6.7 million at December 31, 2001 to $9.5 million at March 31, 2002. Deferred revenues of $4.9 million at December 31, 2001 and $6.3 million at March 31, 2002 are included in the determination of our working capital deficiency. These amounts represent cash collected in advance of revenue recognition and will not result in cash outflows. Excluding deferred revenues, our working capital deficiency was $1.7 million at December 31, 2001 and $3.3 million at March 31, 2002. The increase in our working capital deficiency was caused primarily by our decision to spend approximately $6.2 million in the three months ended March 31, 2002 for the acquisition of titles for our library. Without taking into account the net proceeds from this offering, we currently anticipate that our working capital deficiency will not increase for the foreseeable future.

Cash Flows

Net cash used in operating activities was $16.5 million in 1999 and $22.7 million in 2000. Net cash provided by operating activities was $4.8 million in 2001. Cash used in operating activities in 1999 was primarily attributable to a net loss of $29.8 million, partially offset by deferred compensation expense, depreciation and amortization expense, non-cash interest expense, increases in accounts payable, accrued expenses, and deferred revenue. Cash used in operating activities in 2000 was primarily attributable to a net loss of $57.4 million and an increase in prepaid and other current assets, partially offset by deferred compensation expense, depreciation and amortization expense, non-cash interest expenses, increases in accounts payable, accrued expenses and deferred revenue. Cash provided by operating activities in 2001 was primarily attributable to an increase in revenue, a decrease in operating expenses and an increase in accounts payable.

Net cash used in investing activities was $19.7 million in 1999, $25.0 million in 2000 and $12.7 million in 2001. Net cash used in investing activities in 1999 was primarily attributable to our acquisition of titles for our DVD library, short-term investments and property and equipment. Net cash used in investing activities in 2000 was primarily attributable to our acquisition of titles for our library and property and equipment, partially offset by proceeds from the sale of short-term investments. Net cash used in investing activities in 2001 was primarily attributable to our acquisition of titles for our library and property and equipment. The 63% decrease in cash used to acquire DVDs in 2001 from 2000, primarily reflects the reduced cash requirements to acquire DVDs under our revenue sharing agreements. While DVD acquisition expenditures are classified as cash flows from investing activities you may wish to consider these together with cash flows from operating activities.

Net cash provided by financing activities was approximately $49.4 million in 1999, $48.4 million in 2000 and $9.1 million in 2001. Net cash provided by financing activities in 1999 was primarily attributable to proceeds from the sale of our Series C and Series D Convertible Preferred Stock and from a note payable, partially offset by payments on a note payable and capital lease obligations. Net cash provided by financing activities in 2000 was primarily attributable to proceeds from the sale of our Series E Convertible Preferred Stock, partially offset by payments on notes payable and capital lease obligations. Net cash provided by financing activities in 2001 was primarily attributable to proceeds from the sale of common stock warrants and subordinated promissory notes, partially offset by payments on notes payable and capital lease obligations.

General Economic Trends, Quarterly Results of Operations and Seasonality

We anticipate that our business will be affected by general economic and other consumer trends. Our business may be subject to fluctuations in future operating periods due to a variety of factors, many of which are outside of our control. For example, we believe that sales of DVD players have affected the growth of new subscribers. To date, there has been a distinct seasonal pattern to the sale of DVD players which accelerates during the Christmas holiday season.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, Business Combinations, or SFAS No. 141. The standard concludes that all business combinations within the scope of the statement will be accounted for using the purchase method. Previously, the pooling-of-interests method was required whenever certain criteria were met. Because those criteria did not distinguish economically dissimilar transactions, similar business combinations were accounted for using different methods that produced dramatically different financial statement results. SFAS No. 141 no longer permits the use of pooling-of-interest method of accounting. In addition, the statement also requires separate recognition of intangible assets apart from goodwill if they meet one of two criteria: the contractual-legal criterion or the separability criterion. SFAS No. 141 also requires the disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The adoption of this standard will not impact our financial statements.

In June 2001, the FASB also issued SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142. It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40-year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment, which may require re-measurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001. The statement is required to be applied at the beginning of the fiscal year and applied to all goodwill and other intangible assets recognized in the financials at that date. Impairment losses are to be reported as resulting from a change in accounting principle. We implemented SFAS No. 142 beginning January 1, 2002. The adoption of this standard will not impact our financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144. It supersedes SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business. It establishes a single account model based upon the framework of SFAS No. 121. It removes goodwill and intangible assets from its scope. It describes a probability-weighted cash flow estimation approach to deal with certain situations. It also establishes a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The adoption of this standard will not impact our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal, while at the same time maximizing income we receive from investments without significantly increased risk. Some of the securities we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the value of our investment will decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit with maturities of less than thirteen months. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

BUSINESS

Our Company

We are the largest online entertainment subscription service in the United States providing more than 600,000 subscribers access to a comprehensive library of more than 11,500 movie, television and other filmed entertainment titles. Our standard subscription plan allows subscribers to have three titles out at the same time with no due dates, late fees or shipping charges for $19.95 per month. Subscribers can view as many titles as they want in a month. Subscribers select titles at our Web site (www.netflix.com) aided by our proprietary CineMatch technology, receive them on DVD by first-class mail and return them to us at their convenience using our prepaid mailers. Once a title has been returned, we mail the next available title in a subscriber’s queue.

Our subscription service has grown rapidly since its launch in September 1999. We believe our growth has been driven primarily by our unrivalled selection, consistently high levels of customer satisfaction, rapid consumer adoption of DVD players and our increasingly effective marketing programs. In the San Francisco Bay area, where we have one- or two-day delivery, approximately 2.8% of all households subscribe to Netflix.

Our proprietary CineMatch technology enables us to create a customized store for each subscriber and to generate personalized recommendations which effectively merchandize our comprehensive library of titles. We provide more than 18 million personal recommendations daily. In April 2002, more than 11,000 of our more than 11,500 titles were selected by our subscribers. In comparison, most entertainment service providers merchandize a narrow selection of box office hits. A national video rental chain generates nearly 70% of its rental revenues from new releases. We generate approximately 70% of our activity from back catalogue titles. We believe that our CineMatch technology, based on proprietary algorithms and the more than 150 million movie ratings we have collected from our users during the past two years, enables us to build deep subscriber relationships and maintain a high level of library utilization.

We market our service to consumers primarily through pay-for-performance marketing programs, including online promotions, advertising insertions with most leading DVD player manufacturers and promotions with electronics and video software retailers. These programs encourage consumers to subscribe to our service and include a free trial period of typically 14 days. At the end of the trial period, subscribers are automatically enrolled as paying subscribers, unless they cancel their subscription. Approximately 90% of trial subscribers become paying subscribers. All paying subscribers are billed monthly in advance by credit card.

We stock almost every title available on DVD, excluding mature and adult content. We have established revenue sharing relationships with more than 50 studios and distributors. These relationships provide us access to titles on terms attractive to us. We also purchase titles directly from studios, distributors and independent producers.

We are focused on rapidly growing our subscriber base and revenues and utilizing our proprietary technology to minimize operating costs. Our technology is extensively employed to manage and integrate our business, including our Web site interface, order processing, fulfillment operations and customer service. We believe that our technology also allows us to maximize our library utilization and to run our fulfillment operations in a flexible manner with minimal capital requirements.

We currently provide titles to our subscribers on DVD only. However, we continue to monitor additional delivery technologies and, when appropriate, believe that we are well-positioned to offer digital distribution and additional delivery options to our subscribers.

Industry Overview

Filmed entertainment is distributed broadly through a variety of distribution channels. Out-of-home distribution channels include movie theaters, airlines and hotels. In-home distribution channels include home video rental and retail outlets, cable and satellite television, pay-per-view, video-on-demand, or VOD, and broadcast television. Currently, studios distribute their filmed entertainment content approximately six months after theatrical release to the home video market, seven to nine months after to pay-per-view and VOD, one year after to satellite and cable and two to three years after to basic cable and syndicated networks.

In-Home Filmed Entertainment Market

Domestic consumer expenditures for in-home filmed entertainment reached $29 billion in 2001 and are projected to grow to $41 billion in 2006, according to Adams Media Research. This market is vital to studios. Consumer spending on in-home filmed entertainment was more than three times the $8.4 billion consumers spent at theaters in 2001, according to Adams Media Research.

Consumer rentals and purchases of VHS and DVD titles are the largest source of domestic consumer expenditures on in-home filmed entertainment, representing approximately $20.5 billion, or 71% of the market in 2001, according to Adams Media Research. Video rental outlet inventory is generally heavily weighted toward new releases to satisfy current consumer demand generated by heavy advertising and promotional spending by the studios.

Consumers access subscription-based services, such as HBO or Showtime, primarily through cable or satellite providers. According to Adams Media Research, subscription delivered content is the second largest source of domestic consumer expenditures on in-home filmed entertainment, representing approximately $7.7 billion, or 27% of the market in 2001. The National Cable Television Association estimates that the number of available programming networks has grown from 82 in 1991 to 231 in 2001.

Pay-per-view and VOD currently represent the smallest segment of the market. We believe that consumer selection is generally limited to less than 100 titles. Limited title selection may contribute to the relatively small size of the pay-per-view and VOD markets. The market for pay-per-view and near-VOD was $726 million in 2001, representing less than 3% of the in-home filmed entertainment market, and is expected to grow to $1.3 billion in 2006, according to Adams Media Research. The market for cable VOD was $30 million in 2001, representing less than 1% of the in-home filmed entertainment market, and is expected to grow to $1.2 billion in 2006, according to Adams Media Research.

Consumer Transition to DVD

The home video segment of the in-home filmed entertainment market is undergoing a rapid technology transition away from VHS to DVD. We believe this transition is analogous to the shift in the music industry from audio cassettes to compact discs that resulted in significant additional demand for both new releases and back catalogue inventory. Specifically, the music industry benefited from consumers replacing their old library of audio cassettes with higher quality compact discs. We believe the home video segment is likely to see a similar trend as consumers rediscover back catalogue titles on higher quality DVDs.

The DVD player is the fastest selling consumer electronics device in history, according to DVD Entertainment Group. At year-end 2001, there were 25 million U.S. television households with a standalone set-top DVD player, representing 23% of U.S. television households, according to Adams Media Research. The number of homes with a standalone set-top DVD player increased 91% in 2001, according to Adams Media Research. In September 2001, DVD player shipments outpaced VCR shipments for the first time in history, and this trend continued throughout the remainder of 2001. The number of U.S. households with a DVD player is expected to grow to 69 million by the end of 2006, representing approximately 62% of U.S. television households in 2006, according to Adams Media Research.

Every major domestic movie studio supports the DVD format. DVD rentals reached $2.3 billion in 2001, up 142% from 2000 and are expected to account for more than 50% of video rental revenue by 2004, up from 7% in 2000, according to Adams Media Research. We believe this projected growth in DVD rental revenue is the direct result of consumer adoption of the DVD.

Challenges Faced by Consumers in Selecting In-Home Filmed Entertainment

The proliferation of new releases available for in-home filmed entertainment combined with the additional demand for back catalogue titles on DVD create two primary challenges for consumers in selecting titles.

Despite the large number of titles, consumers lack a deep selection of titles from existing subscription channels and traditional video rental outlets. Subscription channels, such as HBO and Showtime, and pay-per-view services currently offer a narrow selection of titles at specified times due to programming schedule constraints and technological issues relating to channel capacity. Traditional video rental outlets primarily focus on offering new releases and devote limited space to display and stock back catalogue titles.

Even when consumers have access to the vast number of titles available, they generally have limited means to effectively sort through the titles. In 2001, over 725 domestic and foreign films were rated for theatrical release in the United States and over 5,400 new releases and back-catalogue titles, excluding adult titles, were released on DVD. In addition, consumers are faced with 231 network shows covering 126 hours of weekly television viewing. We believe our CineMatch technology provides our subscribers the tools to select titles within the vast array of options that appeal to their individual preferences.

Competitive Strengths

We believe that our revenue and subscriber growth are a result of the following competitive strengths:

•
Comprehensive Library of Titles.    We have developed strategic relationships with top studios and distributors, enabling us to establish and maintain a broad and deep selection of titles. Since our service is available nationally, we believe that we can economically acquire and provide subscribers a broader selection of titles than video rental outlets, video retailers, subscription channels, pay-per-view and VOD services. We currently offer virtually every title available from the more than 50 studios and distributors from whom we acquire titles. To maximize our selection of titles, we continuously add newly released titles to our library. Our library contains numerous copies of popular new releases, as well as the many titles that appeal to more select audiences.

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Personalized Merchandizing.    We utilize our proprietary CineMatch technology to create a custom interface for each subscriber to effectively merchandize our library. Users rate titles on our Web site, and our CineMatch technology compares these ratings against the database of ratings collected from our entire user base. For each visitor, these comparisons are used to make predictions about specific titles the visitor may enjoy. These predictions are used to merchandize titles to visitors throughout the Web site. We believe that CineMatch allows us to create demand for our entire library and maximize utilization of each title. Although we offer a complete selection of new releases, many subscriber selections are from back catalogue titles. In April 2002, subscribers selected more than 11,000 of our more than 11,500 titles, representing more than 95% of all titles in our library. We believe that as the number of our subscribers and ratings database grows, CineMatch will be able to more accurately predict individual preferences.

•
Scalable Business Model.    We believe that we have a scalable, low-cost business model designed to maximize our revenues and minimize our costs. Subscribers’ prepaid monthly credit card payments and the recurring nature of our subscription business provide working capital benefits and significant near-term revenue visibility. In order to manage and contain subscriber acquisition costs, we primarily utilize pay-for-performance marketing programs with online affiliates and others and use low-cost inserts in DVD player boxes. We have entered into revenue sharing agreements with studios and distributors to lower our upfront cash payments which enhance our ability to expand the depth and breadth of our library. Our library remains active beyond the new release window. In April 2002, approximately 73% of the titles we delivered were from our back catalogue. Our scalable infrastructure and online interface eliminate the need for expensive retail outlets and allow us to service our large and expanding subscriber base from a series of low-cost regional distribution centers. We employ temporary, hourly and part-time workers to contain labor costs and provide maximum operating flexibility. Finally, we have low delivery costs through the use of standard first class mail to ship and return titles to and from subscribers.

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Convenience, Selection and Delivery.    Subscribers can conveniently select titles by building and modifying a personalized queue of titles on our Web site. We create a unique experience for subscribers because most pages on our Web site are tailored to individual selection and ratings history. Under our standard service, subscribers can have three titles out at the same time with no due dates or late fees. Once selected, titles are sent to subscribers by first-class mail and returned to us in pre-paid mailers. Upon receipt of returned titles, we automatically mail subscribers the next available title in their queue of selected titles.

Growth Strategy

Our strategy to provide a premier filmed entertainment subscription service to our large and growing loyal subscriber base includes the following key elements:

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Providing a Compelling Value Proposition for Subscribers.    We provide subscribers access to our comprehensive library with no due dates, late fees or shipping charges for a fixed monthly fee. We merchandize titles in easy to recognize lists including new releases, genres and other targeted categories. Our convenient, easy to use Web site allows subscribers to quickly select current titles, reserve upcoming releases and build an individual queue for future viewing using our proprietary personalization technology. Our CineMatch technology provides subscribers with recommendations of titles from our library. We quickly deliver titles to subscribers from our regional distribution centers by standard first-class mail.

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Utilizing Technology to Enhance Subscriber Experience and Operate Efficiently.    We utilize proprietary technology developed in-house to manage the processing and distribution of more than 100,000 DVDs per day from our distribution centers. Our software automates the process of tracking and routing titles to and from each of our distribution centers and allocates order responsibilities among them. We continuously monitor, test and seek to improve the efficiency of our distribution, processing and inventory management systems as our subscriber base and shipping volume grows. We recently began operating low-cost regional distribution centers throughout the United States to reduce delivery time and increase library utilization. See “—Fulfillment Operations” on page 47. We believe that shorter delivery time will result in improved customer acquisition, retention and satisfaction.

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Building Mutually Beneficial Relationships with Filmed Entertainment Providers.    We have entered into revenue sharing agreements with studios that lower our upfront cost of acquiring titles, minimize our inventory risk and increase the depth and breadth of our library. Our growing subscriber base provides studios with an additional distribution outlet for popular movies and television series, as well as niche titles and programs. Through our growing subscriber and ratings database, we also help studios reach targeted audiences to promote new theatrical and home video releases.

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Implementing Digital Delivery.    We continuously monitor the development of additional digital distribution technologies. Historically, new technologies, including the VCR and more recently the DVD player, have led to the creation of additional distribution channels for filmed entertainment. We intend to utilize our strong relationships with the studios to obtain rights to acquire and deliver filmed entertainment through emerging digital distribution platforms as they become economically, commercially and technologically viable for those subscribers who prefer digital distribution.

Our Web Site—www.netflix.com

We have applied substantial resources to plan, develop and maintain proprietary technology to implement the features of our Web site, such as subscription account signup and management, personalized movie merchandising, inventory optimization and customer support. Our software is written in a variety of languages and runs on industry standard platforms.

Our CineMatch technology uses proprietary algorithms to compare subscriber movie preferences with preferences of other users contained in our database. This technology enables us to provide personalized predictions and movie recommendations unique to each subscriber.

We believe our dynamic store software optimizes subscriber satisfaction and the management of our library by integrating CineMatch predictions, subscribers’ current queues and viewing histories, inventory levels and other factors to determine which movies to merchandise to each subscriber.

Our proprietary movie search engine indexes our extensive library by title, actor and director, and sorts them by genre into collections.

Our account signup and management tools provide a subscriber interface familiar to online shoppers. We use a real-time postal address validator to help our subscribers enter correct postal addresses and to determine the additional postal address fields required to assure speedy and accurate delivery. We use an online credit card authorization service to help our subscribers avoid typographic errors in their credit card entries. These features help prevent fraud and subscriber disappointment resulting from failures to initiate a trial.

Throughout our Web site, we have extensive measurement and testing capabilities, allowing us to continuously optimize our Web site according to our needs as well as those of our subscribers. We use random control testing extensively.

Our Web site is run on hardware and software co-located at a service provider offering reliable network connections, power, air conditioning and other essential infrastructure. We manage the Web site 24 hours a day, seven days a week. We utilize a variety of proprietary software, freely available tools and commercially supported tools, integrated in a system designed to rapidly and precisely diagnose and recover from failures. Many of our Web site systems are redundant, including most of the networking hardware and the Web servers. We conduct upgrades and installations of software in a manner designed to minimize disruptions to our subscribers.

Merchandizing

The key to our merchandizing efforts is the personal recommendations generated by our CineMatch technology. All subscribers and site visitors are given many opportunities to rate titles. Based on the ratings we collect, we are able to determine how a particular subscriber will likely feel about other titles in our library. We can also generate “average” ratings for titles.

CineMatch ratings also determine which titles are displayed to a subscriber and in which order. For example, a list of new releases may be ranked by user preference rather than by release date, allowing subscribers to quickly find titles they are more likely to enjoy. Ratings also determine which titles are featured in lead page positions on our Web site to increase customer satisfaction and selection activity. Finally, CineMatch data is used to generate lists of similar titles, which has proved to be a powerful method for catalogue browsing. Subscribers often start from a familiar title and use our CineMatch Similars to find other titles they may enjoy.

Recommendations are available to anyone who has rated titles on our Web site, whether or not they are a subscriber. By aggregating the ratings of our subscribers and other visitors, we have built what we believe to be the world’s largest personal movie ratings database, containing more than 150 million ratings.

We also provide our subscribers with decision support information about each title in our library. This information includes:

•	factual data, including length, rating, cast and crew, special DVD features and screen formats;

•	editorial perspective, including plot synopses, movie trailers and reviews written by our editors and by other Netflix subscribers; and

•	CineMatch data, including personal rating, average rating and other similar titles the subscriber may enjoy.

Marketing

We have multiple marketing channels through which we attract subscribers to our service. We compensate the majority of our channel partners on a pay-for-performance basis. We believe that our paid marketing efforts are significantly enhanced by the benefits of word-of-mouth advertising, our subscriber referrals and our active public relations program. Approximately 30% of our subscribers are referrals from existing subscribers or come from other unpaid marketing channels. We believe that improvements we have made to the subscriber experience have enhanced our subscriber acquisition efforts. In a simple random sample conducted in March 2002, approximately 88% of respondents said they would be likely to recommend our service to a friend. We focus our paid marketing efforts on the following channels:

Online Advertising

Online advertising is our largest paid source of new subscribers. We advertise our service online through mass e-mails, banner ads, pop-over advertisements, pop-under advertisements and on popular Web portals and other Web sites. In addition, we make available Web-based banner ads and other advertisements that third parties may retrieve on a self-assisted basis from our Web site and place on their Web sites. Brokers may also retrieve advertisements from us or our Web site to place with third parties. Third parties can generally terminate their online marketing relationship with us at any time. On occasion, we enter into short-term online marketing relationships. We do not rely on any third party for a significant portion of our subscriber referrals. Third parties that place our advertisements and generate online subscriber referrals are generally paid a cash bounty for each subscriber referred to us, with no minimum or maximum amounts for which we are liable. Subscribers referred to us through our affiliate program are tracked by an independent third party.

DVD Player Manufacturers

We have agreements with leading DVD player manufacturers requiring them to place a Netflix insert inside DVD player boxes that describes our service and offers a free trial. Our insert advertisements were placed in approximately 84% of all standalone set-top DVD player boxes sold in the United States in 2001. Our DVD player manufacturer and reseller relationships include those with Apex Digital, JVC Corporation of America, Panasonic Consumer Electronics Company, Philips Consumer Electronics, RCA, Samsung, Sanyo-Fisher, Sharp, Sony Electronics and Toshiba.

Other Channels

We also work with a number of other channels on an opportunistic basis. We have a relationship with a leading consumer electronics and video retailer, which uses point-of-sale materials and stickers on product packaging to promote Netflix in its stores.

Content Acquisition

We have entered into revenue sharing arrangements with more than 50 studios and distributors. The arrangements cover six of the top eight studios, including Buena Vista Home Video, Columbia TriStar Home

Entertainment, Dreamworks International Distribution, Twentieth Century Fox Home Entertainment, Universal Studios Home Video and Warner Home Video. Under these agreements we generally obtain titles for a low initial cost in exchange for a commitment to share a percentage of our subscription revenues for a defined period of time. After the revenue sharing period expires for a title, the agreements generally grant us the right to acquire for a minimal fee a percentage of the units for retention or sale by us. The balance of the units are destroyed or returned to the originating studio. The principal terms of each agreement are similar in nature but are generally unique to each studio. In addition to revenue sharing agreements, we also purchase titles from various studios and distributors, including Paramount and MGM, and other suppliers, including Ingram Entertainment, Inc. and Video Product Distributors, on a purchase order basis. In 2001, we acquired approximately 80% of our DVDs through our revenue sharing arrangements.

Fulfillment Operations

We currently stock more than 11,500 titles on more than 3.3 million DVDs. During April 2002, we shipped to and received from subscribers more than 5.8 million DVDs. We have applied substantial resources developing, maintaining and testing the proprietary technology that helps us manage the fulfillment of individual orders and the integration of our Web site, transaction processing systems, fulfillment operations, inventory levels and coordination of our distribution centers.

Our primary distribution center is housed in a 50,000 square foot facility in San Jose, California. In addition, we operate several regional distribution centers. We currently are shipping DVDs to subscribers from eight regional distribution centers located in Santa Ana, California, Worcester, Massachusetts, Tacoma, Washington, Houston, Texas, Minneapolis, Minnesota, Duluth, Georgia, Flushing, New York and Denver, Colorado. We began processing DVDs through our regional distribution centers in January 2002. Four of the regional distribution centers are processing DVD returns from approximately 80% or more of the subscribers within the regions intended to be serviced by these centers. The other four centers are processing DVD returns from approximately 50% of the subscribers within the regions intended to be serviced by them. We plan to open a few additional regional distribution centers in 2002 depending on the success of our recently opened distribution centers. We estimate the set-up cost of a regional center to be approximately $60,000. We believe that we can ship approximately 500,000 DVDs per day from our San Jose distribution center and an average of approximately 50,000 additional DVDs per day from each of our regional distribution centers.

We believe our regional distribution centers allow us to improve the subscription experience for non-San Francisco Bay area subscribers by shortening the transit time for our DVDs in the U.S. Postal Service. Based on performance standards established by the U.S. Postal Service for its postal zones, we expect to be able to provide one- or two-day delivery service to at least 90% of the U.S. population by the second half of 2002.

Customer Service

We believe that our ability to establish and maintain long-term relationships with subscribers depends, in part, on the strength of our customer support and service operations. We encourage and utilize frequent communication with and feedback from our subscribers in order to continually improve our Web site and our service. Our customer service center is open seven days a week. We utilize email to proactively correspond with subscribers. We also offer phone support for subscribers who prefer to talk directly with a customer service representative. We focus on eliminating the causes of customer support calls and automating certain self-service features on our Web site, such as the ability to report and correct most shipping problems. Currently, we support over 10,000 subscribers per customer support representative. Our customer service operations are housed in our San Jose, California facility.

Competition

The market for in-home filmed entertainment is intensely competitive and subject to rapid change. Many consumers maintain simultaneous relationships with multiple in-home filmed entertainment providers and can easily shift spending from one provider to another. For example, consumers may subscribe to HBO, rent a DVD from Blockbuster, buy a DVD from Wal-Mart and subscribe to Netflix, or some combination thereof, all in the same month.

Video rental outlets and retailers against whom we compete include Blockbuster Video, Hollywood Entertainment, Amazon.com, Wal-Mart and Best Buy. We believe that we compete with these video rental outlets and movie retailers primarily on the basis of title selection, convenience and price. We believe that our scalable business model and our subscription service with home delivery and access to our comprehensive library competes favorably against traditional video rental outlets.

We also compete against online DVD sites, such as Rentmydvd.com and dvdovernight, subscription entertainment services, such as HBO and Showtime, pay-per-view and VOD providers and cable and satellite providers. We believe we are able to provide greater subscriber satisfaction due to the broader and deeper selection of titles we are able to offer subscribers, our ability to personalize our library to each subscriber based on the subscriber’s selection history, personal ratings and the tastes and preferences of similar users through our CineMatch technology and extensive database of user preferences and the ease by which subscribers are able to select and return titles.

VOD has received considerable media attention. VOD is now widely deployed in most major hotels, and has early deployments in many major cable systems. Within a few years, we believe VOD will become widely available to digital cable and satellite subscribers. VOD carries as many titles as can be effectively merchandized on a set-top box platform, which we believe to be generally up to 100 recent releases, plus adult content. For consumers who primarily want the latest big releases, VOD may be a convenient distribution channel. We believe that our strategy of developing a large and growing subscriber base and our ability to personalize our library to each subscriber by leveraging our extensive database of user preferences positions us favorably to provide digital distribution of filmed entertainment as that market develops.

Employees

As of March 31, 2002, we had 260 full-time employees. Of these full-time employees, 160 were in fulfillment operations, 51 were in technology and development, 22 were in marketing and 27 were general or administrative employees. We utilize part-time and temporary employees to respond to fluctuating seasonal demand for DVD shipments. We had 129 temporary employees as of March 31, 2002. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

Intellectual Property

We use a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. We have a registered trademark for the Netflix name. We have filed applications for several additional trademarks and two patents. Our outstanding trademark and patent applications may not be allowed. Even if these applications are allowed, they may not provide us a competitive advantage. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property related to our Web site and fulfillment processes. Competitors may challenge successfully the validity and scope of our trademarks.

From time to time, we may encounter disputes over rights and obligations concerning intellectual property. We believe that our service offering does not infringe the intellectual property rights of any third party. However, we cannot assure you that we will prevail in any intellectual property dispute.

Facilities

Our executive offices are located in Los Gatos, California, where we lease approximately 25,000 square feet under a lease that expires in October 2005, subject to the right of the lessor to terminate our lease which expires in 2003. We also lease approximately 50,000 square feet of space in San Jose, California, where we maintain our customer service center, information technology operations and primary distribution center under a lease that expires in December 2004. As of March 31, 2002, we also had entered into leases for no more than one year for a total of approximately 40,000 square feet for facilities in Santa Ana, California, Worcester, Massachusetts, Tacoma, Washington, Denver, Colorado, Flushing, New York, Duluth, Georgia, Houston, Texas, Minneapolis, Minnesota and Lansing, Michigan for use as regional distribution centers.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information with respect to our executive officers, directors and key employees as of May 22, 2002.

Name	Age	Position
Executive Officers and Directors
Reed Hastings	41	Chief Executive Officer, President and Chairman of the Board
W. Barry McCarthy, Jr.	48	Chief Financial Officer and Secretary
Thomas R. Dillon	58	Vice President of Operations
Leslie J. Kilgore	36	Vice President of Marketing
Timothy M. Haley(1)(2)	47	Director
Jay C. Hoag(2)	44	Director
A. Robert Pisano(1)	59	Director
Michael N. Schuh(1)	58	Director
Richard N. Barton	35	Director
Michael Ramsay	52	Director

Key Employees
Marc B. Randolph	44	Vice President of New Markets
Neil Hunt	40	Vice President of E-Commerce
J. Mitchell Lowe	49	Vice President of Business Development
Patricia J. McCord	48	Vice President of Human Resources
Michael Osier	39	Vice President of IT Operations
Ted Sarandos	37	Vice President of Content Acquisition
David Hyman	36	General Counsel

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Reed Hastings has served as our Chief Executive Officer since September 1998, our President since July 1999 and Chairman of the Board since inception. Mr. Hastings also currently serves as President of the California State Board of Education. From June 1998 to July 1999, Mr. Hastings served as Chief Executive Officer of Technology Network, a political service organization for the technology industry. Mr. Hastings served as Chief Executive Officer of Pure Atria Software, a maker of software development tools, from its inception in October 1991 until it was acquired by Rational Software Corporation, a software development company, in August 1997. Mr. Hastings holds an M.S.C.S. degree from Stanford University and a B.A. from Bowdoin College.

W. Barry McCarthy, Jr. has served as our Chief Financial Officer since April 1999 and our Secretary since May 1999. From January 1993 to December 1999, Mr. McCarthy was Senior Vice President and Chief Financial Officer of Music Choice, a music programming service distributed over direct broadcast satellite and cable systems. From June 1990 to December 1992, Mr. McCarthy was Managing Partner of BMP Partners, a financial consulting and advisory firm. From 1982 to 1990, Mr. McCarthy was an Associate, Vice President and Director with Credit Suisse First Boston, an investment banking firm. Mr. McCarthy holds an M.B.A. from The Wharton School of Business at the University of Pennsylvania and a B.A. from Williams College.

Thomas R. Dillon has served as our Vice President of Operations since April 1999. From January 1998 to April 1999, Mr. Dillon served as Chief Information Officer at Candescent Technologies Corp., a manufacturer of flat panel displays. From May 1987 to December 1997, he served as Chief Information Officer of Seagate Technology, a maker of computer peripherals. Mr. Dillon currently serves on the board of directors of Tricord Systems, Inc., a designer, developer and marketer of server appliances. Mr. Dillon holds a B.S. from the University of Colorado.

Leslie J. Kilgore has served as our Vice President of Marketing since March 2000. From February 1999 to March 2000, Ms. Kilgore served as a Director of Marketing for Amazon.com, an Internet retailer. Ms. Kilgore served as a brand manager for The Procter & Gamble Company, a manufacturer and marketer of consumer products, from August 1992 to February 1999. Ms. Kilgore holds an M.B.A. from the Stanford University Graduate School of Business and a B.S. from The Wharton School of Business at the University of Pennsylvania.

Timothy M. Haley has served as one of our directors since June 1998. Mr. Haley is a co-founder of Redpoint Ventures, a venture capital firm, and has been a Managing Director of the firm since November 1999. Mr. Haley has been a Managing Director of Institutional Venture Partners, a venture capital firm, since February 1998. From June 1986 to February 1998, Mr. Haley was the President of Haley Associates, an executive recruiting firm in the high technology industry. Mr. Haley currently serves on the Board of Directors of several private companies. Mr. Haley holds a B.A. from Santa Clara University.

Jay C. Hoag has served as one of our directors since June 1999. Since June 1995, Mr. Hoag has been a General Partner at Technology Crossover Ventures, a venture capital firm. Mr. Hoag serves on the board of directors of EXE Technologies, Inc., eLoyalty Corporation, Expedia, Inc. and several private companies. Mr. Hoag holds an M.B.A. from the University of Michigan and a B.A. from Northwestern University.

A. Robert Pisano has served as one of our directors since April 2000. Since September 2001, Mr. Pisano has been the National Executive Director and Chief Executive Officer of the Screen Actors Guild. From August 1993 to April 1999, Mr. Pisano served as Executive Vice President, and the Vice Chairman and Director of Metro-Goldwyn-Mayer Inc., a motion picture and television studio. Mr. Pisano holds an LL.B. from the Boalt Hall School of Law at the University of California, Berkeley and a B.A. from San Jose State University.

Michael N. Schuh has served as one of our directors since February 1999. From August 1998 to the present, Mr. Schuh has served as a member of Foundation Capital, a venture capital firm. Prior to joining Foundation Capital, Mr. Schuh was a founder and Chief Executive Officer of Intrinsa Corporation, a supplier of productivity solutions for software development organizations from 1994 to 1998. Mr. Schuh serves on the board of directors of several private companies. Mr. Schuh holds a B.S.E.E. from the University of Maryland.

Richard N. Barton has served as one of our directors since May 2002. Mr. Barton founded Expedia, Inc., a leading provider of travel planning services, in 1994 and has been its President, Chief Executive Officer and director since September 1999. Mr. Barton serves on the board of directors of Ticketmaster. Mr. Barton holds a B.S. in industrial engineering from Stanford University.

Michael Ramsay has served as one of our directors since May 2002. Mr. Ramsay has been the Chairman of the Board of Directors, Chief Executive Officer and President of TiVo Inc., a provider of personal television services, since its inception in August 1997. From April 1996 to July 1997, Mr. Ramsay was the Senior Vice President of the Silicon Desktop Group for Silicon Graphics, Inc., a manufacturer of advanced graphics computers. Mr. Ramsay holds a B.S. in Electrical Engineering from the University of Edinburgh, Scotland.

Marc B. Randolph has served as our Vice President of New Markets since December 2001, as our President from October 1998 to July 1999, as our Executive Producer from July 1999 to November 2001, as our President and Chief Executive Officer from August 1997 to September 1998 and as a member of our board of directors from inception to February 2002. From October 1996 to August 1997, Mr. Randolph served as Vice President of Marketing for IntegrityQA, a maker of software development tools, and its successor, Pure Atria Software. Mr. Randolph holds a B.A. from Hamilton College.

Neil Hunt has served as our Vice President of E-Commerce since January 1999. From August 1997 to January 1999, Mr. Hunt served as a Director of Engineering of Rational Software Corporation, and from April 1992 to August 1997, in various engineering roles for its predecessor, Pure Atria Software. Mr. Hunt holds a Ph.D. from the University of Aberdeen, U.K and a B.S. from the University of Durham, U.K.

J. Mitchell Lowe has served as our Vice President of Business Development since February 1998 and was a consultant to Netflix from October 1997 to February 1998. Mr. Lowe is a founder of and served as Chief Executive Officer and director of Interaction, Inc., a video rental chain, from January 1984 to June 2000. Mr. Lowe served on the Board of Directors of the Video Software Dealers Association from 1991 to 1998 and as its Chairman of the Board from 1996 to 1997.

Patricia J. McCord has served as our Vice President of Human Resources since November 1998. From January 1998 to November 1998, Ms. McCord was a principal of Patty McCord Consulting, consulting various startup businesses. From June 1994 to July 1997, Ms. McCord served as Director of Human Resources at Rational Software Corporation and Pure Atria Software.

Michael Osier has served as our Vice President of IT Operations since March 2000. From July 1997 to March 2000, Mr. Osier served as Director of Enterprise Operations for Quantum Corporation, a supplier of tape drives. From March 1995 to July 1997 Mr. Osier served as Senior Manager for Conner Peripherals, a storage company and Seagate Technologies.

Ted Sarandos has served as our Vice President of Content Acquisitions since March 2000. From May 1999 to March 2000, Mr. Sarandos served as Vice President of Product and Merchandising at Video City, a video rental company. From 1993 to May 1999, Mr. Sarandos served as Western Regional Director of Sales and Operations for ETD, a video rental company.

David Hyman has served as our general counsel since February 2002. From August 1999 to February 2002, Mr. Hyman served as General Counsel and Senior Corporate Counsel for Webvan Group, Inc., an Internet retailer. From November 1995 to August 1999, Mr. Hyman served as an associate at Morrison & Foerster LLP, a law firm. Mr. Hyman holds a J.D. from the University of Virginia School of Law and a B.A. from the University of Virginia.

Classified Board of Directors

Our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board will be appointed to a one year term, three will be appointed to two year terms and two will be appointed to three-year terms. Thereafter, directors will be elected for three year terms. Messrs. Pisano and Barton have been designated Class I directors whose terms expire at the 2003 annual meeting of stockholders. Messrs. Schuh, Ramsay and Haley have been designated Class II directors whose term expires at the 2004 annual meeting of stockholders. Messrs. Hastings and Hoag have been designated Class III directors whose term expires at the 2005 annual meeting of stockholders.

Our executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board Committees

We established an audit committee and compensation committee in March 2000.

Our audit committee consists of Messrs. Haley, Pisano and Schuh. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

Our compensation committee consists of Messrs. Haley and Hoag. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or compensation committee. No member of our board of directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Director Compensation

In September 2001, we granted A. Robert Pisano an option to purchase 33,333 shares of our common stock. In June 2000, we granted Mr. Pisano an option to purchase 33,333 shares of our common stock. This option was repriced in September 2001. These options now have an exercise price of $3.00 per share and expire ten years after the date of grant. In May 2002, we granted options to purchase up to 50,000 shares of common stock to each of Richard N. Barton and Michael Ramsay. These options have an exercise price of $6.00 per share and expire ten years from the date of grant. We do not currently have a plan to compensate our directors for their service as members of the board of directors.

Executive Compensation

The table below summarizes the compensation earned for services rendered to Netflix in all capacities for each of the years in the three-year period ended December 31, 2001 by our Chief Executive Officer and our executive officers in 2001. These executives are referred to as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

			Long-Term Compensation Awards
Name and Principal Positions	Year	Salary	Securities Underlying Options		All Other Compensation
Reed Hastings(1) Chief Executive Officer, President, Chairman of the Board	2001 2000 1999	$13,800 13,800 15,510	500,000 — —		$	— — —

W. Barry McCarthy, Jr. Chief Financial Officer	2001 2000 1999	200,000 196,538 131,540	93,866 — 75,136			3,501 64,794 32,451	(2) (3) (4)

Thomas R. Dillon Vice President of Operations	2001 2000 1999	200,000 195,962 131,250	194,330 16,666 109,999	(5)		5,389 774 —	(6) (7)

Leslie J. Kilgore Vice President of Marketing	2001 2000 1999	190,000 141,038 —	284,332 116,666 —	(8)		3,914 64,168 —	(9) (10)

Marc B. Randolph(11) Vice President of New Markets	2001 2000 1999	200,000 196,538 169,768	166,666 — —			2,315 180 —	(12) (7)

(1)	Mr. Hastings’ annual salary for 2002 has been increased to $200,000.
(2)	Includes $3,231 representing our matching contribution made under our 401(k) plan and $270 for taxable amounts attributable to Mr. McCarthy under our group term life insurance policy.
(3)
Includes $64,524 representing taxable amounts attributable to Mr. McCarthy for relocation expenses paid by us and $270 for taxable amounts attributable to Mr. McCarthy under our group term life insurance policy.

(4)	Includes amounts attributable to Mr. McCarthy for relocation expenses paid by us.

(5)
Includes 34,999 shares underlying options that were repriced in January 2001 and 51,665 shares underlying options that were repriced in August 2001. The options repriced in January 2001 were originally granted to Mr. Dillon in December 1999 and the options repriced in August 2001 include the options repriced in January 2001 and the options granted to Mr. Dillon in August 2000.

(6)	Includes $4,615 representing our matching contribution made under our 401(k) plan and $774 for taxable amounts attributable to Mr. Dillon under our group term life insurance policy.
(7)	Includes taxable amounts attributable to the employee under our group term life insurance policy.
(8)
Includes 100,000 shares underlying options that were repriced in January 2001 and 116,666 shares underlying options that were repriced in August 2001. The options repriced in January 2001 were originally granted to Ms. Kilgore in March 2000 and the options repriced in August 2001 include the options repriced in January 2001 and an additional option granted to Ms. Kilgore in August 2000.

(9)	Includes $3,752 representing our matching contribution made under our 401(k) plan and $162 for taxable amounts attributable to Ms. Kilgore under our group term life insurance policy.
(10)
Includes $64,043 representing amounts attributable to Ms. Kilgore for relocation expenses paid by us and $125 for taxable amounts attributable to Ms. Kilgore under our group term life insurance policy.

(11)	Mr. Randolph is no longer one of our executive officers.
(12)	Includes $2,135 representing our matching contribution made under our 401(k) plan and $180 for taxable amounts attributable to Mr. Randolph under our group term life insurance policy.

Option Grants During Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to each of the named executive officers in the year ended December 31, 2001. The potential realizable value is calculated based on the term of the option, which is ten years, the initial public offering price of $15.00 per share and assumed rates of stock appreciation of 5% and 10%, compounded annually. The number of shares used in calculating the assumed rates of stock appreciation do not include options granted during the last completed fiscal year that were not outstanding as of December 31, 2001 because they were subsequently repriced during the same year. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

In 2001, we granted options to purchase an aggregate of 3,457,659 shares to employees, including the repricing of options to purchase 451,533 shares in January 2001 and options to purchase 880,462 shares in August 2001. All options have a term of ten years. Optionees may pay the exercise price of their options by cash, check, promissory note or delivery of already-owned shares of our common stock. All options are immediately exercisable upon grant for restricted stock which is subject to repurchase by us at cost in the event of the optionee’s termination of employment for any reason (including death or disability) to the extent our right of repurchase has not lapsed. See “—Employment Agreements and Change in Control Arrangements.” Most options vest over four years, with 25% of the options vesting on the date one year after the vesting commencement date, and 1/48th of the remaining options vesting each month thereafter.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Last Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Reed Hastings	500,000		14.5%	$3.00	07/18/11	$10,716,710	$17,953,068
W. Barry McCarthy, Jr.	93,866		2.7	3.00	07/18/11	2,011,869	3,370,365
Thomas R. Dillon	194,330	(1)	5.6	3.00	07/18/11	3,415,008	5,720,961
Leslie J. Kilgore	284,332	(2)	8.2	3.00	07/18/11	3,950,865	6,618,650
Marc B. Randolph	166,666		4.8	3.00	07/18/11	3,572,222	5,984,332

(1)
Includes 34,999 shares underlying options that were repriced in January 2001 and 51,665 shares underlying options that were repriced in August 2001. The options repriced in January 2001 were originally granted to Mr. Dillon in December 1999 and the options repriced in August 2001 include the options repriced in January 2001 and the options granted to Mr. Dillon in August 2000.

(2)
Includes 100,000 shares underlying options that were repriced in January 2001 and 116,666 shares underlying options that were repriced in August 2001. The options repriced in January 2001 were originally granted to Ms. Kilgore in March 2000 and the options repriced in August 2001 include the options repriced in January 2001 and an additional option granted to Ms. Kilgore in August 2000.

Aggregate Option Exercises During the Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information with respect to the named executive officers concerning option exercises for the year ended December 31, 2001, and exercisable and unexercisable options held as of December 31, 2001.

The “Value of Unexercised In-the-Money Options at December 31, 2001” is based on the initial public offering price of $15.00 per share, less the per share exercise price of the option multiplied by the number of shares issued upon exercise of the option.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001		Value of Unexercised In-the-Money Options at December 31, 2001
Name			Unexercisable	Exercisable	Unexercisable	Exercisable
Reed Hastings	—	$—	—	500,000	$—	$6,000,000
W. Barry McCarthy, Jr.	6,666	—	—	159,003	—	1,908,036
Thomas R. Dillon	—	—	—	234,331	—	2,811,972
Leslie J. Kilgore	—	—	—	184,332	—	2,211,984
Marc B. Randolph	—	—	—	166,666	—	1,999,992

Compensation Plans

1997 Stock Plan

Our 1997 Stock Plan was adopted by our board of directors and approved by our stockholders in 1997 and was last amended and restated in October 2001. Our 1997 Stock Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. The number of shares reserved under our 1997 Stock Plan will be reduced at the effective time of this offering in an amount equal to the number of shares then reserved for issuance, but not yet granted. Shares returned to the 1997 Stock Plan after this offering will be available for issuance at the discretion of our board of directors. As of May 22, 2002, we had reserved a total of 3,752,472 shares of our common stock for issuance pursuant to outstanding and unexercised options and an additional 321,942 shares available for future option grants under the 1997 Stock Plan.

Our 1997 Stock Plan provides that in the event of a merger or sale of substantially all of the assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period. In addition, if, within 12 months of a merger or sale of assets, a holder of an option under our 1997 Stock Plan is terminated involuntarily other than for cause, the vesting schedule for such holder’s option will accelerate with respect to an amount of shares equal to the number of shares that would otherwise vest within 12 months after the date of the termination of such holder.

In addition, in July 2001 we granted to Reed Hastings an option to purchase 500,000 shares of our common stock, which is subject to vesting over three years, and in February 2002 we granted to Mr. Hastings an option to purchase 100,000 shares of our common stock, which is subject to vesting over four years, each with an exercise price of $3.00 per share. Both of these options were granted outside of our 1997 Stock Plan, but on terms substantially identical thereto, and are exercisable for ten years from the date of grant.

2002 Stock Plan

Our board of directors adopted the 2002 Stock Plan in February 2002 and our stockholders approved the 2002 Stock Plan in May 2002. The 2002 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

Number of Shares of Common Stock Available under the 2002 Stock Plan.    We have reserved 666,666 shares of our common stock for issuance pursuant to the 2002 Stock Plan, in addition to the number of shares which have been reserved but not issued under our 1997 Stock Plan as of the effective date of this offering. In addition, our 2002 Stock Plan provides for annual increases in the number of shares available for issuance under our 2002 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of 5% of the outstanding shares of common stock on the first day of the applicable fiscal year, 1,000,000 shares, and another amount as our board of directors may determine.

Administration of the 2002 Stock Plan.    Our board of directors or, with respect to different groups of optionees, different committees appointed by our board, will administer the 2002 Stock Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the options and stock purchase rights granted, not inconsistent with the terms of the 2002 Stock Plan, including the exercise price (which may be reduced by the administrator after the date of grant), the number of shares subject to each option or stock purchase right, the exercisability of the options and stock purchase rights and the form of consideration payable upon exercise.

Options.    The administrator will determine the exercise price of options granted under the 2002 Stock Plan, but with respect to all incentive stock options and nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least equal the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term may not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service as an employee, an optionee may be granted an option to purchase up to an additional 166,666 shares.

After termination of employment, a participant may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

Stock Purchase Rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2002 Stock Plan. The administrator will determine the purchase price of stock purchase rights granted under our 2002 Stock Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

Transferability of Options and Stock Purchase Rights.    Unless otherwise determined by the administrator, our 2002 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option or stock purchase right during his or her lifetime.

Adjustments upon Change in Control.    Our 2002 Stock Plan provides that in the event of a change in control, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Amendment and Termination of the 2002 Stock Plan.    Our 2002 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Stock Plan provided it does not impair the rights of any optionee.

2002 Employee Stock Purchase Plan

Concurrently with this offering, we intend to implement an employee stock purchase plan. Our board of directors adopted the 2002 Employee Stock Purchase Plan in February 2002 and our stockholders approved our 2002 Employee Stock Purchase Plan in May 2002.

Number of Shares of Common Stock Available under the 2002 Employee Stock Purchase Plan.    A total of 583,333 shares of our common stock will be made available for sale under the 2002 Employee Stock Purchase Plan. In addition, the plan provides for annual increases in the number of shares available for issuance under the 2002 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

•	2% of the outstanding shares of our common stock on the first day of the applicable fiscal year;

•	333,333 shares; and

•	such other amount as our board may determine.

Administration of the 2002 Employee Stock Purchase Plan.    Our board of directors or a committee established by our board will administer the 2002 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the plan and determine eligibility.

Eligibility to Participate.    Our employees and employees of future designated subsidiaries are eligible to participate in the 2002 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2002 Employee Stock Purchase Plan if:

•	the employee immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	the employee’s rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods and Contributions.    Our 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and most likely will end on the first trading day on or after May 1, 2004 and the second offering period which will commence on November 1, 2002. All eligible employees automatically will be enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under the plan. The plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which generally includes a participant’s base salary, commissions, overtime pay, shift premium, bonuses and other remuneration paid directly to the employee. A participant may purchase a maximum of 4,167 shares during any six-month purchase period.

Purchase of Shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and automatically will be re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability of Rights.    A participant may not transfer rights granted under the 2002 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

Adjustments upon Change in Control.    In the event of a change in control, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set, which shall be before the date of the proposed change in control. In such event, the administrator will provide notice of the new exercise date to each optionee at least ten business days before the new exercise date.

Amendment and Termination of the 2002 Employee Stock Purchase Plan.    The administrator has the authority to amend or terminate our plan, except that, subject to certain exceptions described in the 2002 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the plan.

401(k) Retirement Plan

On January 1, 1998, we adopted the Netflix 401(k) Retirement Plan which covers all of our eligible employees who are at least 21 years old and have completed one month of service with us. The 401(k) Plan currently excludes from participation employees of affiliated employers, employees under a collective bargaining agreement and nonresident alien employees. The 401(k) Plan is intended to qualify under Sections 401(a), 401(m) and 401(k) of the Internal Revenue Code and the 401(k) Plan trust is intended to qualify under Section 501(a) of the Internal Revenue Code. All contributions to the 401(k) Plan by eligible employees, and the investment earnings thereon, are not taxable to such employees until withdrawn and are 100% vested immediately. Our eligible employees may elect to reduce their current compensation up to the maximum statutorily prescribed annual limit and to have such salary reductions contributed on their behalf to the 401(k) Plan.

Employment Agreements and Change in Control Arrangements

In a change in control, if the options under our amended and restated 1997 Stock Plan are not assumed or substituted for, each outstanding option will fully vest and become immediately exercisable. In addition, if, within 12 months of a change in control, a holder of an option under our amended and restated 1997 Stock Plan is terminated involuntarily other than for cause, the vesting schedule for such holder’s option will accelerate with respect to an amount of shares equal to the number of shares that would otherwise vest over the following 12 months.

In April 1999, our board of directors awarded W. Barry McCarthy, Jr. an option to purchase 110,000 shares of our common stock under a stock option agreement. One-quarter of the shares underlying Mr. McCarthy’s option vested in April 2000 and 1/48th of the total shares vest each month thereafter. Pursuant to an offer letter from us to Mr. McCarthy, upon a change of control of Netflix, the vesting schedule will accelerate with respect to an amount of shares equal to the number of shares that would otherwise vest over the following 12 months or 50% of the unvested options, whichever is greater. All of the shares underlying this option will be fully vested on April 14, 2003, subject to Mr. McCarthy continuing to be our employee through that date.

In April 1999, our board of directors awarded Thomas R. Dillon an option to purchase 75,000 shares of our common stock under a stock option agreement. One-quarter of the shares underlying Mr. Dillon’s option vested in March 2000 and 1/48th of the total shares vest each month thereafter. Pursuant to an offer letter from us to Mr. Dillon, if, upon a change of control of Netflix, Mr. Dillon is terminated, the vesting schedule will accelerate with respect to an amount of shares equal to the number of shares that would otherwise vest over the following 12 months. In the event that Mr. Dillon’s employment is terminated by us not for cause, Mr. Dillon will be entitled to severance of three months continued salary and benefits. In addition, Mr. Dillon is entitled to an annual bonus targeted at $15,000 based on our performance.

In March 2000, our board of directors awarded Leslie Kilgore an option to purchase 100,000 shares of our common stock under a stock option agreement. One-quarter of the shares underlying Ms. Kilgore’s option were to vest in March 2001 and 1/48th of the total shares each month thereafter. In January 2001, Ms. Kilgore’s options were repriced and the terms adjusted such that one-quarter of the shares underlying Ms. Kilgore’s option vested in December 2000 and 1/48th of the total shares vest each month thereafter. Pursuant to an offer letter from us to Ms. Kilgore, if, upon a change of control of Netflix, Ms. Kilgore is involuntarily terminated or her role within the subsequent company is substantially and materially altered without her consent, the vesting schedule will accelerate with respect to an amount of shares equal to the number of shares that would otherwise vest over the following 12 months. All of the shares underlying Ms. Kilgore’s option will be fully vested on December 20, 2004, subject to Ms. Kilgore continuing to be our employee through that date. In the event that Ms. Kilgore’s employment is terminated by us not for cause, Ms. Kilgore will be entitled to severance of three months continued salary and benefits.

Limitations on Directors’ Liability and Indemnification

Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or officer or at our request.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Described below are certain transactions between us and our executive officers, directors and the beneficial owners of 5% or more of our common stock and certain persons affiliated with or related to these persons, including family members. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to such securities. Venture capital funds that have acquired our securities are not typically beneficial owners of our common stock because they do not have investment or voting control over the securities. Such voting and investment control typically lies with the general partner, in the case of a limited partnership, or a member or manager, in the case of a limited liability company. The general partner, member or manager of such entities is often an entity itself, and such general partners, members or managers are often controlled by an individual or group of individuals.

Subordinated Promissory Note and Warrant Financing

In July 2001, we issued $13.0 million aggregate original principal amount of subordinated promissory notes and warrants to acquire an aggregate of 6,818,947 shares of common stock to raise capital to finance our operations. The warrants were sold for $0.003 per underlying share of common stock and have an exercise price of $3.00 per share. The following executive officers, 5% stockholders and certain family members of our executive officers and directors at that time participated in the subordinated promissory note and warrant financing:

Purchaser	Principal Amount of Notes	Underlying Warrants	Aggregate Consideration
Entities affiliated with Jay C. Hoag(1)	$8,290,287	4,605,134	$8,304,102
Entities affiliated with Michael N. Schuh(2)	2,772,388	1,540,021	2,777,008
Entities affiliated with Timothy M. Haley(3)	1,670,667	556,888	1,672,337
W. Barry McCarthy, Jr.	30,000	10,000	30,030
Randolph Randolph(4)	2,500	947	2,503

(1)
The record holders of such securities consist of: (i) TCV II, V.O.F.; (ii) Technology Crossover Ventures II, C.V.; (iii) TCV II Strategic Partners, L.P.; (iv) TCV II (Q), L.P.; (v) Technology Crossover Ventures II, L.P.; (vi) TCV IV, L.P.; (vii) TCV IV Strategic Partners, L.P.; and (viii) TCV Franchise Fund, L.P. See footnote (2) in “Principal Stockholders” for a description of Mr. Hoag’s relationship with these entities. Mr. Hoag is one of our directors.

(2)
The record holders of such securities consist of: (i) Foundation Capital Leadership Fund, L.P. and (ii) Foundation Capital Leadership Principals Fund, LLC. See footnote (5) in “Principal Stockholders” for a description of Mr. Schuh’s relationship to these entities. Mr. Schuh is one of our directors.

(3)
The record holders of such securities consist of: (i) Institutional Venture Partners VIII, L.P. and (ii) IVM Investment Fund VIII, LLC. See footnote (6) in “Principal Stockholders” for a description of Mr. Haley’s relationship to these entities. Mr. Haley is one of our directors.

(4)	Mr. Randolph is the brother of Marc B. Randolph, a former director and our Vice President of New Markets.

Preferred Stock Sales

Series E Preferred Stock.    In April 2000, we sold 5,332,689 shares of Series E Preferred Stock, at a purchase price of $9.38 per share, and sold warrants to acquire Series E Preferred Stock, at a purchase price of $0.01 per underlying share of Series E Preferred Stock, to raise capital to finance our operations. The warrants have an exercise price of $14.07 per share. Each share of Series E Preferred Stock will convert into approximately 0.68 shares of common stock and each warrant to purchase shares of Series E Preferred Stock will represent a warrant to purchase such number of shares of common stock multiplied by approximately 0.68 upon completion of this offering. The following 5% stockholders and certain family members of our executive officers and directors at that time purchased shares and warrants in that financing:

Purchaser	Number of Shares	Shares Underlying Warrants	Aggregate Consideration
Entities affiliated with Jay C. Hoag(1)	4,359,876	435,988	$40,899,997
Entities affiliated with Michael N. Schuh(2)	319,829	31,983	3,000,316
Entities affiliated with Timothy M. Haley(3)	319,829	31,983	3,000,316
Europ@web B.V.(4)	319,829	31,983	3,000,316
Muriel Randolph(5)	5,330	533	50,001
Randolph Randolph(6)	5,330	533	50,001

(1)
The record holders of such securities consist of: (i) TCV II, V.O.F.; (ii) Technology Crossover Ventures II, C.V.; (iii) TCV II Strategic Partners, L.P.; (iv) TCV II (Q), L.P.; (v) Technology Crossover Ventures II, L.P.; (vi) TCV IV, L.P.; and (vii) TCV Franchise Fund, L.P. Of the shares acquired by TCV IV, L.P., 147,690 of such shares were subsequently transferred to TCV IV Strategic Partners, L.P. by TCV IV, L.P. The warrants to acquire Series E Preferred Stock were cancelled in July 2001. See footnote (2) in “Principal Stockholders” for a description of Mr. Hoag’s relationship with these entities.

(2)
The record holders of such securities consist of: (i) Foundation Capital II, L.P.; (ii) Foundation Capital II Entrepreneurs Fund, LLC; and (iii) Foundation Capital II Principals Fund, LLC. The warrants to acquire Series E Preferred Stock were cancelled in July 2001. See footnote (5) in “Principal Stockholders” for a description of Mr. Schuh’s relationship to these entities.

(3)
The record holders of such securities consist of: (i) Institutional Venture Partners VIII, L.P.; and (ii) IVM Investment Fund VIII, LLC. The warrants to acquire Series E Preferred Stock were cancelled in July 2001. See footnote (6) in “Principal Stockholders” for a description of Mr. Haley’s relationship to these entities.

(4)
Europ@web, B.V. was a record holder of more than 5% of our stock. The shares purchased by Europ@web, B.V. were transferred to Finanzas, B.V., an affiliate of Europ@web. The shares of Series E Preferred Stock held by Finanzas, B.V. were converted into shares of Series E-1 Preferred Stock in connection with our subordinated promissory note and warrant financing.

(5)
Muriel Randolph is the mother of Marc B. Randolph. The shares of Series E Preferred Stock held by Ms. Randolph were converted into shares of Series E-1 Preferred Stock in connection with our subordinated promissory note and warrant financing.

(6)	The warrants to acquire Series E Preferred Stock were cancelled in July 2001.

Series D Preferred Stock.    In June 1999 and October 1999, we sold an aggregate of 4,649,927 shares of Series D Preferred Stock, at a purchase price of $6.52 per share, to raise capital to finance our operations. Each share of Series D Preferred Stock will convert into approximately 0.47 shares of common stock upon completion of this offering. The following 5% stockholders purchased shares in that financing:

Purchaser	Number of Shares	Aggregate Consideration
Forum Holding Amsterdam B.V.(1)	4,081,118	$26,608,889
Entities affiliated with Jay C. Hoag(2)	366,735	2,391,112
Entities affiliated with Michael N. Schuh(3)	153,374	999,998

(1)	The shares of Series D Preferred Stock acquired by Forum Holding Amsterdam B.V. have been transferred to Finanzas, B.V.
(2)
The record holders of such securities consist of: (i) TCV II, V.O.F.; (ii) Technology Crossover Ventures II, C.V.; (iii) TCV II Strategic Partners, L.P.; (iv) TCV II (Q), L.P.; and (v) Technology Crossover Ventures II, L.P.

(3)
The record holders of such securities consist of: (i) Foundation Capital II, L.P.; (ii) Foundation Capital II Entrepreneurs Fund, LLC; and (iii) Foundation Capital II Principals Fund, LLC. See footnote (5) in “Principal Stockholders” for a description of Mr. Schuh’s relationship to these entities.

Series C Preferred Stock.    In February 1999 and June 1999, we sold an aggregate of 4,650,269 shares of Series C Preferred Stock, at a purchase price of $3.27 per share, to raise capital to finance our operations. Each share of Series C Preferred Stock will convert into approximately 0.44 shares of common stock upon completion of this offering. The following 5% stockholders, directors, executive officers and certain of their family members purchased shares in that financing:

Purchaser	Number of Shares	Aggregate Consideration
Entities affiliated with Michael N. Schuh(1)	1,834,863	$6,000,002
Entities affiliated with Jay C. Hoag(2)	1,834,862	5,999,999
Entities affiliated with Timothy M. Haley(3)	611,621	2,000,001
Reed Hastings	234,557	767,001
Muriel Randolph	22,936	75,001
Hastings 1996 Irrevocable Trust(4)	9,174	29,999
Wil Hastings(5)	9,174	29,999
Joan Hastings(6)	5,505	18,001

(1)
The record holders of such securities consist of: (i) Foundation Capital II, L.P.; (ii) Foundation Capital II Entrepreneurs Fund, LLC; and (iii) Foundation Capital II Principals Fund, LLC. See footnote (5) in “Principal Stockholders” for a description of Mr. Schuh’s relationship to these entities.

(2)
The record holders of such securities consist of: (i) TCV II, V.O.F.; (ii) Technology Crossover Ventures II, C.V.; (iii) TCV II Strategic Partners, L.P.; (iv) TCV II (Q), L.P.; and (v) Technology Crossover Ventures II, L.P.

(3)
The record holders of such securities consist of (i) Institutional Venture Partners VIII, L.P. and (ii) IVM Investment Fund VIII, LLC. See footnote (6) in “Principal Stockholders” for a description of Mr. Haley’s relationship to these entities.

(4)	Wil and Joan Hastings are the trustees of the Hastings 1996 Irrevocable Trust.
(5)	Wil Hastings is the father of Reed Hastings, our Chief Executive Officer, President and Chairman of the Board.
(6)	Joan Hastings is the mother of Reed Hastings.

Letter Agreement with Certain Stockholders

In connection with our sale of Series C Preferred Stock in February 1999, we entered into a letter agreement with Technology Crossover Ventures II, L.P., Institutional Venture Partners VIII, L.P. and Foundation Capital II, L.P. concerning our initial public offering. In connection with our sale of Series D Preferred Stock in June 1999, the letter agreement was amended and restated to add Forum Holding Amsterdam B.V. as a party. Under this agreement, as amended and restated, we have agreed to require that the managing underwriters offer an aggregate of 10% of the shares to be sold in this offering for sale to these Series C and Series D preferred stockholders, subject to compliance with applicable law. Each of these four stockholders has the right to participate with respect to that portion of the 10% allocation equal to their pro rata ownership of our Series C and Series D Preferred Stock as compared to the other participating stockholders. Any sales of our common stock pursuant to this agreement will occur concurrently with this offering.

Letter Agreement with Forum Holding Amsterdam B.V.

In June 1999, in connection with our sale of Series D Preferred Stock, we entered into a letter agreement with Forum Holding Amsterdam B.V. granting to LVMH Moet Hennessy Louis Vuitton, an affiliate of Forum Holding Amsterdam B.V. and a party related to Finanzas, B.V., the right of first refusal with respect to any joint venture we propose to create in Europe for the sale, rental or distribution of products. The letter agreement terminates in June 2004.

Promotional Agreement with LVMH Moet Hennessy Louis Vuitton

In February 2002, we entered into a promotional agreement with LVMH Moet Hennessy Louis Vuitton, a party related to Finanzas B.V. Pursuant to the agreement, we agreed to pay to LVMH a cash bounty for each subscriber referred to us from the MP3.com Web site. The cash bounty paid to LVMH is similar in amount to the cash bounty paid to unrelated third parties. The agreement with LVMH terminates on March 30, 2002, although it has been extended by us past that date.

Common Stock Sales

Since December 31, 1998, we have issued an aggregate of 667,331 shares of our common stock to our executive officers and directors for an aggregate consideration of $231,096.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock as of May 22, 2002, by the following individuals or groups:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Because all options granted under our 1997 Stock Plan and outside the plan are exercisable upon grant for restricted stock, all of the shares of our common stock underlying options held by our executive officers and directors are deemed to be beneficially owned by such person. Venture capital funds that have acquired our securities are not typically beneficial owners of our common stock because they do not have investment or voting control over the securities. Such voting and investment control typically lies with the general partner, in the case of a limited partnership, or a member or manager, in the case of a limited liability company. The general partner, member or manager of such entities is often an entity itself, and such general partners, members or managers are often controlled by an individual or group of individuals. Certain of the footnotes to the table below identify the relationship between the beneficial holder which is listed in the body of the table and the record holders of the securities. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Netflix, Inc., 970 University Avenue, Los Gatos, CA 95032.

Applicable percentage ownership in the following table is based on 15,148,074 shares of common stock outstanding as of May 22, 2002, pro forma to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and the issuance of additional shares to certain studios immediately prior to the closing of this offering.

To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

	Number of Shares Beneficially Owned	Percent of Shares Outstanding
Name and Address		Before Offering	After Offering(1)
Jay C. Hoag(2) 528 Ramona Street Palo Alto, CA 94301	8,555,137	43.3%	33.9%

Technology Crossover Management IV, L.L.C.(3) 528 Ramona Street Palo Alto, CA 94301	6,399,348	34.1	26.4

Reed Hastings(4)	3,150,760	20.0	14.8

Michael N. Schuh(5) 70 Willow Road, Suite 200 Menlo Park, CA 94025	2,636,954	15.8	11.9

Timothy M. Haley and Institutional Venture Management VIII, LLC(6) c/o Redpoint Ventures 3000 Sand Hill Road Building 2, Suite 290 Menlo Park, CA 94025	2,250,513	14.3	10.6

Maria van der Sluijz-Plantz(7) Locatellikade 1 Parnassustoren 1076 AZ Amsterdam The Netherlands	2,060,776	13.6	10.0

Technology Crossover Management II, L.L.C.(8) 528 Ramona Street Palo Alto, CA 94301	1,989,751	12.4	9.2

Foundation Capital Management Co. II, LLC(9) 70 Willow Road, Suite 200 Menlo Park, CA 94025	1,096,933	7.4	5.3

Marc B. Randolph(10)	839,997	5.5	4.0

Leslie J. Kilgore(11)	320,665	2.1	1.5

Thomas R. Dillon(12)	315,331	2.0	1.5

W. Barry McCarthy, Jr.(13)	279,668	1.8	1.3

A. Robert Pisano(14)	66,666	*	*

Richard N. Barton(15)	50,000	*	*

Michael Ramsay(15)	50,000	*	*

All directors and executive officers as a group (10 persons)(16)	17,675,687	75.1%	60.9%

*	Less than 1% of our outstanding shares of common stock.
(1)
Assumes that the persons named below do not purchase any shares in this offering. However, certain of the persons named below, or entities affiliated with such persons, have the right to purchase shares in this offering. See “Certain Relationships and Related Transactions—Letter Agreement with Certain Stockholders.”

(2)
Mr. Hoag is not the record holder of any of our securities and disclaims beneficial ownership of the shares set forth next to his name except to the extent of his pecuniary interest therein. Mr. Hoag is a Managing Member of Technology Crossover Management II, L.L.C., Technology Crossover Management IV, L.L.C. and TCVF Management, L.L.C. Mr. Hoag, along with Richard H. Kimball, have the power to make voting decisions on behalf of such entities. TCVF Management, L.L.C. is the sole general partner of, and has sole investment control over, TCV Franchise Fund, L.P., which is the record holder of 72,613 of our shares and a warrant to acquire 93,425 of our shares. Mr. Kimball also disclaims beneficial ownership of the shares set forth next to Mr. Hoag’s name except to the extent of his pecuniary interest therein.

(3)
Technology Crossover Management IV, L.L.C. is not the record holder of any of our securities. It is the sole general partner of, and has sole investment control over, TCV IV, L.P. and TCV IV Strategic Partners, L.P. TCV IV, L.P. is the record holder of 2,698,015 of our shares and a warrant to purchase 3,471,289 of our shares. TCV IV Strategic Partners, L.P. is the record holder of 100,605 of our shares and a warrant to acquire 129,439 of our shares.

(4)	Includes options to purchase an aggregate of 600,000 shares.
(5)
Mr. Schuh is not the record holder of any of our securities and disclaims beneficial ownership of the shares set forth next to his name except to the extent of his pecuniary interest therein. Mr. Schuh is a Manager of Foundation Capital Management Co. II, LLC and FC Leadership Management Co., LLC. FC Leadership Management Co., LLC is the sole general partner of, and has sole investment control over, Foundation Capital Leadership Fund, L.P., which is the record holder of a warrant to acquire 1,500,021 of our shares. FC Leadership Management Co., LLC is also the sole manager of, and has sole investment control over, Foundation Capital Leadership Principals Fund, LLC, which is the record holder of a warrant to acquire 40,000 of our shares.

(6)
Mr. Haley is not the record holder of any of our securities and disclaims beneficial ownership of the shares set forth next to his name except to the extent of his pecuniary interest therein. Mr. Haley is together with Samuel D. Collella, Reid W. Dennis, Ruthann Quindlen, L. James Strand, William P. Tai, T. Peter Thomas, Geoffrey Y. Yang, Rebecca B. Robertson and R. Thomas Dyal, the Managing Directors of Institutional Venture Management VIII, LLC. Institutional Venture Management VIII, LLC is the sole general partner of, and has sole investment control over, Institutional Venture Partners VIII, L.P., which is the record holder of 1,667,276 of our shares and a warrant to acquire 546,586 of our shares. Institutional Venture Management VIII, LLC is also the sole manager of, and has sole investment control over, IVM Investment Fund VIII, LLC and IVM Investment Fund VIII-A, L.L.C. IVM Investment Fund VIII, LLC is the record holder of 20,863 of our shares and a warrant to acquire 10,302 of our shares. IVM Investment Fund VIII-A, LLC is the record holder of 5,486 of our shares. Messrs. Collella, Dennis, Strand, Tai, Thomas, Yang, Dyal and Mses. Quindlen and Robertson also disclaim beneficial ownership of the shares set forth next to Mr. Haley's name except to the extent of their pecuniary interest therein.

(7)
Ms. van der Sluijz-Plantz is not the record holder of any of our securities and disclaims beneficial ownership of the shares set forth next to her name except to the extent of her pecuniary interest therein. Ms. van der Sluijz-Plantz is the sole managing director of Finanzas, B.V., which is the record holder of 2,038,990 of our shares and a warrant to purchase 21,786 of our shares.

(8)
Technology Crossover Management II, L.L.C. is not the record holder of any of our securities. It is the sole general partner of, and has sole investment control over, TCV II (Q), L.P., TCV II Strategic Partners, L.P. and Technology Crossover Ventures II, L.P. TCV II (Q), L.P. is the record holder of 396,751 of our shares and a warrant to acquire 335,041 of our shares. TCV II Strategic Partners, L.P. is the record holder of 70,409 of our shares and a warrant to acquire 59,458 of our shares. Technology Crossover Ventures II, L.P. is the record holder of 516,055 of our shares and a warrant to acquire 435,790 of our shares. Technology Crossover Management II, L.L.C. is also the sole investment general partner of, and has sole investment control over TCV II, V.O.F. and Technology Crossover Ventures II, C.V. TCV II, V.O.F. is the record holder of 16,764 of our shares and a warrant to acquire 14,156 of our shares. Technology Crossover Ventures II, C.V. is the record holder of 78,797 of our shares and a warrant to acquire 66,536 of our shares.

(9)
Foundation Capital Management Co. II, LLC is not the record holder of any of our securities. It is the sole manager of, and has sole investment control over, Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. Foundation Capital II Entrepreneurs Fund, LLC is the record holder of 109,692 of our shares and Foundation Capital II Principals Fund, LLC is the record holder of 54,844 of our shares. Foundation Capital Management Co. II, LLC is also the sole general partner of, and has sole investment control over, Foundation Capital II, L.P., which is the record holder of 932,397 of our shares. The other Managers of Foundation Capital Management Co. II, LLC are James C. Anderson,

William B. Elmore, Kathryn C. Gould and Paul G. Koontz. They also disclaim beneficial ownership of the shares beneficially owned by Foundation Capital Management Co. II, LLC except to the extent of their pecuniary interest therein.

(10)
Includes: (i) 21,666 shares held by Mr. Randolph in his capacity as trustee of the Marc & Lorraine Randolph 2000 Logan B. Randolph Trust; (ii) 21,666 shares held by Mr. Randolph in his capacity as trustee of the Marc & Lorraine Randolph 2000 Morgan B. Randolph Trust; (iii) 21,666 shares held by Mr. Randolph in his capacity as trustee of the Marc & Lorraine Randolph 2000 Hunter B. Randolph Trust; and (iv) options to purchase an aggregate of 166,666 shares. Mr. Randolph disclaims beneficial ownership of the shares of common stock held of record by each of Marc Randolph, Trustee of the Marc & Lorraine Randolph 2000 Logan B. Randolph Trust, Marc Randolph, Trustee of the Marc & Lorraine Randolph 2000 Hunter B. Randolph Trust and Marc Randolph, Trustee of the Marc & Lorraine Randolph 2000 Morgan B. Randolph Trust.

(11)	Includes options to purchase an aggregate of 320,665 shares.
(12)	Includes options to purchase an aggregate of 315,331 shares.
(13)
Includes: (i) options to purchase an aggregate of 258,336 shares; (ii) a warrant to purchase 10,000 shares; and (iii) 6,666 shares held by W. Barry McCarthy, Jr., Trustee of the Peter Dudley McCarthy Trust—2001 u/i dtd. December 31, 2001. Mr. McCarthy disclaims beneficial ownership of the 6,666 shares he holds as Trustee of the Peter Dudley McCarthy Trust—2001 u/i dtd. December 31, 2001.

(14)	Includes options to purchase an aggregate of 66,666 shares. These options are held in the name of A. Robert Pisano, trustee of Pisano Living Trust dated 9/4/92.
(15)	Includes an option to purchase 50,000 shares.
(16)	Includes, without duplication, the shares, options and warrants listed in footnotes (2) through (6), (8), (9) and (11) through (15) above.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

We will be authorized to issue 150,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value, upon the closing of this offering, pursuant to the amended and restated certificate of incorporation that we intend to file effective as of the closing. Pursuant to our existing certificate of incorporation, all of the shares of our preferred stock issued and outstanding prior to the closing of this offering will be converted to common stock.

In May 2002, we filed an amended and restated certificate of incorporation to effect a one-for-three reverse stock split of our common stock. Pursuant to the reverse stock split, every three shares of our common stock held by our current stockholders will be combined into one share of our common stock. The number of shares of common stock into which our shares of preferred stock will be converted upon the closing of this offering will be appropriately adjusted to take into account the reverse stock split. Except where otherwise noted, the information in this prospectus concerning share amounts takes into account the effect of the reverse stock split.

Common Stock

As of May 22, 2002, there were 15,148,074 shares of common stock outstanding which were held of record by 185 stockholders, taking into account the anticipated conversion of our outstanding preferred stock into an aggregate of 12,876,440 shares of common stock prior to the closing of this offering.

Pursuant to our certificate of incorporation to be in effect upon the closing of this offering, holders of our common stock will be entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, common stockholders will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of Netflix, our common stockholders will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Pursuant to our certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be authorized, without any action by our stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; and

•	delaying or preventing a change in control of us without further action by our stockholders.

Upon the completion of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of our preferred stock following this offering.

Warrants

At May 22, 2002, warrants to purchase an aggregate of 7,017,962 shares of our common stock were outstanding. These warrants generally expire five years from the date of issue and have a weighted average exercise price of $3.20 per share.

Registration Rights

Following this offering, the holders of an aggregate of 12,737,627 shares of our common stock and 6,871,966 shares of common stock underlying outstanding warrants, will be entitled to the following rights with respect to registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and certain holders of our stock. Beginning six months following the date of this prospectus, if holders of at least 50% of the then outstanding securities entitled to such registration rights request that an amount of securities having a reasonably anticipated aggregate offering price to the public, before deduction of underwriter discounts and commissions, of at least $20,000,000 be registered, we may be required, on up to two occasions, to register their shares for public resale. Also, these holders may require on four separate occasions, but no more than twice within any 12-month period, that we register their shares for public resale on Form S-3, if available, or similar short-form registration if the value of the securities to be registered is at least $2,000,000. Depending on certain conditions, however, we may defer such registration for up to 90 days. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, these holders will be entitled to include a portion of their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered if necessary due to market conditions. All expenses in connection with any such registration, other than underwriting discounts and commissions, will be borne by us. All of these registration rights will terminate five years following the closing of this offering, or, with respect to any particular stockholder, at such time as the holder is entitled to sell all of its shares in any three month period under Rule 144 of the Securities Act.

Anti-Takeover Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws as will be in effect following the closing of this offering could make the following more difficult:

•	the acquisition of Netflix by means of a tender offer;

•	acquisition of control of Netflix by means of a proxy contest or otherwise; and

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The applicability of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Election and Removal of Directors.    Our board of directors will be divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors will be elected each year. To implement the classified structure, prior to the closing of this offering, two of the nominees to the board will be appointed to a one-year term, three will be appointed to two-year terms and two will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Directors may be removed only for cause and with the approval of the holders of two-thirds of our outstanding stock. The board of directors will have the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings.    Under our certificate of incorporation as will be in effect following the closing of this offering, only the board of directors, the chairman of the board, the chief executive officer or the president may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

Elimination of Stockholder Action by Written Consent.    Our certificate of incorporation as will be in effect following the closing of this offering eliminates the right of stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

No Cumulative Voting.    Our certificate of incorporation as will be in effect following the closing of this offering does not provide for cumulative voting in the election of directors, which, under Delaware law, precludes stockholders from cumulating their votes in the election of directors, frustrating the ability of minority stockholders to obtain representation on the board of directors.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock will make it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Netflix.

Amendment of Provisions in the Certificate of Incorporation.    Our certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of our outstanding voting stock in order to amend any provision of our certificate of incorporation concerning:

•	the required vote to amend or repeal the section of the certificate of incorporation providing for the right to amend or repeal provisions of the certificate of incorporation;

•	management of the business by our board of directors;

•	absence of the authority of stockholders to act by written consent;

•	authority to call a special meeting of stockholders;

•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders, including election of directors;

•	number of directors and structure of the board of directors;

•	removal of directors and the filling of vacancies on the board;

•	director nominations by stockholders;

•	absence of the necessity of directors to be elected by written ballot;

•	personal liability of directors to us and our stockholders; and

•	indemnification of our directors, officers, employees and agents.

Amendment of Provisions in the Bylaws.    Our certificate of incorporation will require the affirmative vote of the holders of at least two-thirds of our outstanding voting stock in order to amend any provision of our bylaws concerning:

•	meetings of or actions taken by stockholders;

•	number of directors and their term of office;

•	election and qualification of directors;

•	removal of directors and the filling of vacancies on the board;

•	indemnification of our directors, officers, employees and agents; and

•	amendment to our bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “NFLX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 20,648,074 outstanding shares of common stock based upon shares outstanding as of May 22, 2002, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants after this offering. Of these outstanding shares, the 5,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or security holders subject to the lock-up agreements described in “Underwriting.” Substantially all shares of our stock outstanding prior to this offering are subject to the lock-up agreements. Beginning 181 days after the date of this prospectus and upon the expiration of the lock-up agreements, not including shares sold to our security holders in the offering, approximately 17,376,249 additional shares will be available for sale in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144. The following table shows when the shares will be available for sale in the public market 181 days after the date of this prospectus.

Number of Shares Eligible for Sale	Comment
10,591,976	shares will be saleable in compliance with Rule 144 (subject in some cases to volume limitations).

4,125,426	shares will be saleable in compliance with Rule 144(k).

132,536	shares will be saleable in compliance with Rule 701.

2,387,498	shares subject to vested options will be saleable pursuant to registration on Form S-8.

138,813	shares held for less than one year and will not be saleable in compliance with Rule 144 until such one year holding period has been met.

Beginning 181 days after the date of this prospectus, approximately 1,823,500 additional shares underlying options will become available for sale in the public market.

In addition, as of May 22, 2002, there were outstanding warrants to purchase 7,017,962 shares of common stock. Substantially all of the shares underlying such warrants are subject to lock-up agreements.

All of our warrants contain a “net exercise” provision permitting the holders to exercise the warrants without paying the exercise price if the fair market value of our common stock exceeds the exercise price per share. If these holders elect to exercise their warrants by the “net exercise” method, they will receive fewer shares of common stock than they would have otherwise been entitled to had they exercised the warrant by paying cash. The following table illustrates how many shares of common stock underlying our warrants would be saleable beginning 181 days after the date of this prospectus and the restrictions, if any, upon such resale, assuming that the shares underlying the warrants are not registered by us, a weighted average exercise price of $3.20 per share, the warrants are exercised by the “net exercise” method and the fair market value of our shares of common stock on the date of exercise is $15.00:

Number of days after the date of this prospectus	Number of shares of common stock underlying the warrants	Number of shares of common stock issued by us upon “net exercise” of the warrants	Restrictions upon resale
181	80,682	63,650	None
181	6,937,280	5,457,327	Shares are subject to Rule 144

If our warrant holders acquire shares of common stock upon exercise of a warrant other than through a “net exercise,” they will have to hold the shares acquired for at least one year following exercise prior to sale, unless we register the shares acquired. Because we do not know what the fair market value of our stock price will be in the future, we cannot estimate how many shares of our common stock will be saleable upon a “net exercise” of our warrants.

Rules 144 and 701

In general, under Rule 144 as currently in effect, beginning 91 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, except an affiliate of Netflix, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal 206,480 shares immediately after this offering; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner, except an affiliate of Netflix, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions. Any employee, officer, director or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait at least 90 days after the date of this prospectus before selling such shares. As of May 22, 2002, the holders of options exercisable for approximately 2,387,498 shares of our common stock will be eligible to sell their shares pursuant to registration on Form S-8 following the expiration of the 180-day lock-up period.

Stock Options

Following the effectiveness of this offering, we will file a registration statement on Form S-8 registering shares of common stock subject to outstanding options and reserved for future issuance under our stock plans. As of May 22, 2002, options to purchase a total of 4,352,472 shares were outstanding. In addition, a total of 1,571,941 shares were reserved for future issuance under our 1997 Stock Plan, 2002 Stock Plan and 2002 Employee Stock Purchase Plan. Common stock issued upon exercise of outstanding vested options or issued under our 2002 Employee Stock Purchase Plan, other than common stock issued to affiliates are available for immediate resale in the open market.

Registration Rights

Beginning six months after the date of this prospectus, holders of 12,737,627 shares and holders of warrants to purchase 6,871,966 shares of common stock will be entitled to certain demand registration rights for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, immediately upon the effectiveness of such registration.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Thomas Weisel Partners LLC and U.S. Bancorp Piper Jaffray, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	2,637,500
Thomas Weisel Partners LLC	1,318,750
U.S. Bancorp Piper Jaffray, Inc.	1,318,750
Allen & Company Incorporated	75,000
SG Cowen Securities Corporation	75,000
Utendahl Capital Partners, L.P.	75,000

Total	5,500,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.63 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$15.00	$82,500,000	$94,875,000
Underwriting discount	$1.05	$5,775,000	$6,641,250
Proceeds, before expenses, to Netflix, Inc.	$13.95	$76,725,000	$88,233,750

The total expenses of the offering, not including the underwriting discount, are estimated at approximately $2,000,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 825,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to certain of our business associates, employees, directors and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered in this prospectus.

In addition, in connection with the purchase of our Series C Preferred Stock, we entered into a letter agreement with Foundation Capital II, L.P., Technology Crossover Ventures II, L.P. and Institutional Venture Partners VIII, L.P., dated February 16, 1999, pursuant to which we agreed to require the managing underwriter or underwriters of our initial public offering to offer to each of the foregoing parties the right to purchase, in the aggregate, 10% of the total shares to be issued by us in this offering at the public per share offering price, subject to compliance with applicable law. In connection with the purchase of our Series D Preferred Stock, we amended the letter agreement to add Forum Holding Amsterdam B.V. as a party. At our request, the underwriters will offer 10% of the shares available for sale in this offering to these investors. Each of these four stockholders has the right to participate with respect to that portion of the 10% allocation equal to their pro rata ownership of our Series C and Series D Preferred Stock as compared to the other participating stockholders. These investors are subject to lock-up agreements with respect to any such shares purchased by them.

No Sales of Similar Securities

We and our executive officers and directors and certain existing security holders have agreed, subject to limited exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “NFLX.”

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, its past and present operations, and the prospects for, and timing of, our future revenues;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York. As of the date of this prospectus, WS Investment Company 99A, WS Investment Company 98A and WS Investments ‘97B, investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of this firm, beneficially own an aggregate of 42,199 shares of our common stock.

EXPERTS

The financial statements of Netflix, Inc. as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 appearing in this prospectus and registration statement have been audited by KPMG LLP, independent certified public accountants, as set forth in their report thereon, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission’s Web site at http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, other reports, proxy statements and other information with the Commission. Such periodic reports, other reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms, and the Web site of the Commission referred to above.

Netflix, Inc.

Independent Auditors’ Report

The Board of Directors and Stockholders
Netflix, Inc.

We have audited the accompanying balance sheets of Netflix, Inc. (formerly known as NetFlix.com, Inc.) as of December 31, 2000 and 2001, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netflix, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Mountain View, California
February 27, 2002, except as to
note 11 which is as of
May 17, 2002

Netflix, Inc.

Balance Sheets
(in thousands, except share data)

	As of December 31,		As of March 31, 2002
	2000	2001	Actual	Pro Forma
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$14,895	$16,131	$15,671	$15,671
Prepaid expenses	2,738	1,019	1,818	1,818
Prepaid revenue sharing expense	636	732	277	277
Other current assets	32	1,670	2,099	2,099

Total current assets	18,301	19,552	19,865	19,865

DVD library, net	16,909	3,633	6,702	6,702
Intangible assets, net	5,582	7,917	8,424	8,424
Property and equipment, net	9,959	8,205	7,426	7,426
Deposits	643	1,677	1,691	1,691
Other assets	1,094	646	632	632

Total assets	$52,488	$41,630	$44,740	$44,740

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$7,690	$13,715	$16,292	$16,292
Accrued expenses	5,919	4,544	4,358	4,358
Deferred revenue	2,773	4,937	6,287	6,287
Current portion of capital lease obligations	1,282	1,345	1,433	1,433
Notes payable	2,292	1,667	1,042	1,042

Total current liabilities	19,956	26,208	29,412	29,412

Deferred rent	102	240	253	253
Capital lease obligations, less current portion	2,024	1,057	959	959
Note payable	1,843	—	—	—
Subordinated notes payable, net of unamortized discount of $10,851 and $10,767 at December 31, 2001 and March 31, 2002, respectively	—	2,799	3,158	3,158

Total liabilities	23,925	30,304	33,782	33,782

Commitments and contingency (notes 4 and 5)

Redeemable convertible preferred stock (note 6)	101,830	101,830	101,830	—

Stockholders’ deficit (note 7):
Convertible preferred stock, $0.001 par value; 8,500,000 shares authorized; 4,444,545, 6,157,499, 7,017,307 and no shares issued and outstanding at December 31, 2000, December 31, 2001, March 31, 2002 and March 31, 2002 pro forma, respectively; aggregate liquidation preference of $2,222	4	6	7	—
Common stock, $0.001 par value; 100,000,000 shares authorized (actual); 150,000,000 shares authorized (pro forma); 2,135,768, 2,161,855, 2,191,859 and 15,060,797 shares issued and outstanding at December 31, 2000, December 31, 2001, March 31, 2002 and March 31, 2002 pro forma, respectively	2	2	2	15
Additional paid-in capital	34,641	52,479	74,752	176,576
Deferred stock-based compensation	(9,266)	(5,725)	(23,859)	(23,859)
Accumulated deficit	(98,648)	(137,266)	(141,774)	(141,774)

Total stockholders’ deficit	(73,267)	(90,504)	(90,872)	10,958

Total liabilities and stockholders’ deficit	$52,488	$41,630	$44,740	$44,740

See accompanying notes to financial statements.

Netflix, Inc.

Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Revenues:
Subscription	$4,854	$35,894	$74,255	$17,057	$30,069
Sales	152	—	1,657	—	458

Total revenues	5,006	35,894	75,912	17,057	30,527

Cost of revenues:
Subscription	4,217	24,861	49,088	18,177	14,872
Sales	156	—	819	—	286

Total cost of revenues	4,373	24,861	49,907	18,177	15,158

Gross profit (loss)	633	11,033	26,005	(1,120)	15,369

Operating expenses:
Fulfillment*	2,446	10,247	13,452	3,613	4,155
Technology and development*	7,413	16,823	17,734	5,474	3,181
Marketing*	14,070	25,727	21,031	6,653	7,938
General and administrative*	1,993	6,990	4,658	1,514	1,309
Restructuring charges	—	—	671	—	—
Stock-based compensation*	4,742	8,803	5,686	2,043	2,840

Total operating expenses	30,664	68,590	63,232	19,297	19,423

Operating loss	(30,031)	(57,557)	(37,227)	(20,417)	(4,054)

Other income (expense):
Interest and other income	924	1,645	461	182	77
Interest expense	(738)	(1,451)	(1,852)	(363)	(531)

Net loss	$(29,845)	$(57,363)	$(38,618)	$(20,598)	$(4,508)

Net loss per common share—basic and diluted	$(21.41)	$(40.57)	$(21.15)	$(12.26)	$(2.20)

Weighted average shares—basic and diluted	1,394	1,414	1,826	1,680	2,047

Pro forma net loss per share—basic and diluted (unaudited)			$(2.74)		$(0.30)

Pro forma weighted average shares—basic and diluted			14,099		14,834

* Amortization of stock-based compensation not included in expense line-item:
Fulfillment	$624	$2,298	$1,201	$429	$393
Technology and development	1,141	2,871	1,930	724	1,208
Marketing	351	1,886	1,403	498	842
General and administrative	2,626	1,748	1,152	392	397

	$4,742	$8,803	$5,686	$2,043	$2,840

See accompanying notes to financial statements.

Netflix, Inc.

Statements of Stockholders’ Deficit
(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 1999	4,444,545	$4	860,027	$1	$8,102	$(4,711)	$(11,440)	$(8,044)
Exercise of options	—	—	1,323,787	1	356	—	—	357
Issuance of common stock upon exercise of warrants	—	—	90,496	—	31	—	—	31
Repurchase of restricted stock	—	—	(200,150)	—	(31)	—	—	(31)
Warrants issued in connection with debt financing	—	—	—	—	762	—	—	762
Deferred stock-based compensation	—	—	—	—	6,872	(6,872)	—	—
Stock-based compensation expense	—	—	—	—	—	4,742	—	4,742
Net loss	—	—	—	—	—	—	(29,845)	(29,845)

Balances as of December 31, 1999	4,444,545	4	2,074,160	2	16,092	(6,841)	(41,285)	(32,028)
Exercise of options and issuance of restricted stock	—	—	81,003	—	422	—	—	422
Repurchase of restricted stock	—	—	(26,653)	—	(141)	—	—	(141)
Issuance of common stock for services rendered	—	—	7,258	—	306	—	—	306
Warrants issued in connection with operating lease	—	—	—	—	216	—	—	216
Warrants issued in connection with services rendered	—	—	—	—	285	—	—	285
Warrants issued in connection with debt financing	—	—	—	—	105	—	—	105
Subscribed Series F non-voting preferred stock	—	—	—	—	6,128	—	—	6,128
Deferred stock-based compensation	—	—	—	—	11,228	(11,228)	—	—
Stock-based compensation expense	—	—	—	—	—	8,803	—	8,803
Net loss	—	—	—	—	—	—	(57,363)	(57,363)

Balances as of December 31, 2000	4,444,545	4	2,135,768	2	34,641	(9,266)	(98,648)	(73,267)
Exercise of options	—	—	30,046	—	125	—	—	125
Repurchases of restricted common stock	—	—	(5,625)	—	(12)	—	—	(12)
Issuance of common stock in exchange for services rendered	—	—	1,666	—	10	—	—	10
Warrants issued in connection with subordinated notes payable	—	—	—	—	10,884	—	—	10,884
Warrants issued in connection with capital lease obligation	—	—	—	—	172	—	—	172
Warrants issued in exchange for services rendered	—	—	—	—	18	—	—	18
Issued Series F non-voting preferred stock	1,712,954	2	—	—	4,279	—	—	4,281
Subscribed Series F non-voting preferred stock	—	—	—	—	217	—	—	217
Deferred stock-based compensation (forfeitures) net	—	—	—	—	2,145	(2,145)	—	—
Stock-based compensation expense	—	—	—	—	—	5,686	—	5,686
Net loss	—	—	—	—	—	—	(38,618)	(38,618)

Balances as of December 31, 2001	6,157,499	6	2,161,855	2	52,479	(5,725)	(137,266)	(90,504)

Exercise of options (unaudited)	—	—	30,004	—	87	—	—	87
Issued Series F non-voting preferred stock (unaudited)	859,808	1	—	—	(1)	—	—	—
Subscribed Series F non-voting preferred stock (unaudited)	—	—	—	—	1,213	—	—	1,213
Deferred stock-based compensation (unaudited)	—	—	—	—	20,974	(20,974)	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	—	2,840	—	2,840
Net loss (unaudited)	—	—	—	—	—	—	(4,508)	(4,508)

Balances as of March 31, 2002 (unaudited)	7,017,307	$7	2,191,859	$2	$74,752	$(23,859)	$(141,774)	$(90,872)

See accompanying notes to financial statements.

Netflix, Inc.

Statements of Cash Flows
(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Cash flows from operating activities:
Net loss	$(29,845)	$(57,363)	$(38,618)	$(20,598)	$(4,508)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	884	3,605	5,507	1,313	1,457
Amortization of DVD library	3,182	15,681	22,127	13,095	2,917
Amortization of intangible assets	—	546	2,163	356	706
Noncash charges for equity instruments granted to non-employees	—	598	28	10	—
Stock-based compensation expense	4,742	8,803	5,686	2,043	2,840
Loss on disposal of property and equipment	—	145	—	—	—
Gain on disposal of DVDs	—	—	—	—	(283)
Noncash interest expense	398	497	1,017	124	395
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(85)	(2,686)	(15)	214	(773)
Accounts payable	2,271	2,356	6,025	928	2,577
Accrued expenses	1,571	2,708	(1,375)	(574)	(186)
Deferred revenue	353	2,302	2,164	245	1,350
Deferred rent	—	102	138	39	13

Net cash (used in) provided by operating activities	(16,529)	(22,706)	4,847	(2,805)	6,505

Cash flows from investing activities:
Purchases of short-term investments	(6,322)	—	—	—	—
Proceeds from sale of short-term investments	—	6,322	—	—	—
Purchases of property and equipment	(3,295)	(6,210)	(3,233)	(954)	(95)
Acquisitions of DVD library	(9,866)	(23,895)	(8,851)	(2,999)	(6,161)
Proceeds from sale of DVDs	—	—	—	—	458
Deposits and other assets	(259)	(1,189)	(586)	(134)	—

Net cash used in investing activities	(19,742)	(24,972)	(12,670)	(4,087)	(5,798)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock	45,498	50,011	—	—	—
Proceeds from issuance of common stock	357	422	125	26	87
Net proceeds from issuance of subordinated notes payable and detachable warrants	—	—	12,831	—	—
Repurchases of common stock	—	(141)	(12)	—	—
Proceeds from issuance of notes payable	5,000	—	—	—	—
Principal payments on notes payable and capital lease obligations	(1,447)	(1,917)	(3,885)	(953)	(1,254)

Net cash provided by financing activities	49,408	48,375	9,059	(927)	(1,167)

Net increase (decrease) in cash and cash equivalents	13,137	697	1,236	(7,819)	(460)
Cash and cash equivalents, beginning of period	1,061	14,198	14,895	14,895	16,131

Cash and cash equivalents, end of period	$14,198	$14,895	$16,131	$7,076	$15,671

Supplemental disclosure:
Cash paid for interest	$283	$948	$860	$239	$136

Noncash investing and financing activities:

Purchase of assets under capital lease obligations	$1,026	$3,000	$520	$—	$583

Discount on capital lease obligation	$762	$105	$172	$—	$—

Warrants issued as a deposit on an operating lease	$—	$216	$—	$—	$—

Exchange of Series F non-voting convertible preferred stock for intangible asset	$—	$6,128	$4,498	$920	$1,213

See accompanying notes to financial statements

Netflix, Inc.

Notes to Financial Statements
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

1.    Organization and Significant Accounting Policies

Description of business

Netflix, Inc. (the “Company”), was incorporated on August 29, 1997 (inception) and began operations on April 14, 1998. The Company provides an online entertainment subscription service providing subscribers access to a comprehensive library of filmed entertainment titles formatted on digital video disk (“DVD”). The standard subscription plan provides subscribers access to an unlimited number of titles for $19.95 per month with no due dates or late fees. The subscribers select titles at the Company’s website at www.netflix.com.

Unaudited interim financial statements

The unaudited interim financial information as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this interim information when read in conjunction with the audited financial statements and notes thereto.

Proposed initial public offering and pro forma balance sheet

In February 2002, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (“SEC”) to sell shares of its common stock in connection with a proposed initial public offering (“IPO”). In February 2002, the Board of Directors and in May 2002, the Company’s stockholders, also approved, subject to the completion of an IPO, an amendment to the Company’s certificate of incorporation which will set the authorized number of shares of common stock at 150,000,000 and the authorized number of shares of preferred stock at 10,000,000.

The unaudited pro forma balance sheet as of March 31, 2002 reflects the assumed automatic conversion of the redeemable convertible preferred stock into 9,659,693 shares of common stock and the assumed automatic conversion of the Series A and F convertible preferred stock into 3,209,245 shares of common stock. Costs directly attributable to the proposed initial public offering of $736 are included in prepaid expenses in the balance sheet as of March 31, 2002.

Cash and cash equivalents

The Company considers highly liquid instruments with original maturities of three months or less, at the date of purchase, to be cash equivalents. The Company’s cash and cash equivalents are principally on deposit in short-term asset management accounts at three large financial institutions.

DVD library

Historically, the Company purchased DVDs from studios and distributors. In 2000 and 2001, the Company entered into a series of revenue sharing agreements with several studios which changed the business model for acquiring DVDs and satisfying subscriber demand. These revenue sharing agreements enable the Company to obtain DVDs at a lower up front cost than under traditional buying arrangements. The Company

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

shares a percentage of the actual net revenues generated by the use of each particular title with the studios over a fixed period of time, which is typically 12 months for each DVD title (hereinafter referred to as the “title term”). At the end of the title term, the Company has the option of either returning the DVD title to the studio or purchasing the title. Before the change in business model, the Company typically acquired fewer copies of a particular title upfront and utilized each copy acquired over a longer period of time. The implementation of these revenue sharing agreements improved the Company’s ability to obtain larger quantities of newly released titles and satisfy subscriber demand for such titles over a shorter period of time.

In connection with the change in business model, on January 1, 2001, the Company revised the amortization policy for the cost of its DVD library from an accelerated method using a three year life to the same accelerated method of amortization over one year. The change in life has been accounted for as a change in accounting estimate and is accounted for on a prospective basis from January 1, 2001. Had the DVDs acquired prior to January 1, 2001 been amortized using the three year life, amortization expense for 2001 would have been $4.7 million lower than the amount recorded in the accompanying financial statements, which represents a $2.57 per share impact on loss per share in 2001.

Under certain revenue sharing agreements the Company remits an upfront payment to acquire titles from the studios. This payment includes a contractually specified initial fixed license fee that is capitalized and amortized in accordance with the Company’s DVD library amortization policy. Some payments also include a contractually specified prepayment of future revenue sharing obligations that is classified as prepaid revenue sharing expense and is applied against future revenue sharing obligations. A nominal amount is also capitalized upon acquisition of a particular title for the cost of the estimated number of DVDs the Company expects to purchase at the end of the title term. This cost is amortized with the cost of the initial license fee on an accelerated basis over one year.

Several studios permit the Company to sell used DVDs upon the expiration of the title term. For those DVDs that the Company estimates it will sell at the end of the title term, a salvage value of $2.00 per DVD is provided. For those DVDs that the Company does not expect to sell, no salvage value is provided. The Company currently estimates that approximately 15% of DVDs acquired will be sold at the end of the title term. As of December 31, 2001 and March 31, 2002, the salvage values of $578 and $696, respectively, are included in DVD library in the accompanying financial statements.

During 1999 and 2000, the Company’s DVDs were amortized on an accelerated method (sum of the years digits method) over a period of three years with no salvage value.

DVD library and accumulated amortization are as follows:

	As of December 31,		As of March 31, 2002
	2000	2001
DVD library	$26,188	$35,039	$41,026
Less accumulated amortization	9,279	31,406	34,324

DVD library, net	$16,909	$3,633	$6,702

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Intangible assets

During 2000, in connection with revenue sharing agreements with three studios, the Company agreed to issue each studio an equity interest equal to 1.204% of its fully diluted equity securities outstanding in the form of Series F Non-Voting Convertible Preferred Stock (“Series F Preferred Stock”). In 2001, in connection with revenue sharing agreements with two additional studios, the Company agreed to issue each studio an equity interest of 1.204% of its fully diluted equity securities outstanding in the form of Series F Preferred Stock.

As of December 31, 2001 and March 31, 2002, the aggregate equity interests of these five studios equaled 6.02% of the outstanding fully diluted equity interests. If, at any time prior to the effective date of an initial public offering, these interests represent less than 6.02% of the Company’s outstanding fully diluted equity securities, then the Company is obligated to issue additional shares of Series F Preferred Stock for no additional consideration to maintain those studios’ aggregate fully diluted equity interest at 6.02%. Each share of Series F Preferred Stock automatically converts into 0.3333 shares of common stock just prior to the effective date of an initial public offering with at least $20 million in aggregate gross proceeds. Upon conversion, the Company’s obligation to maintain the studios’ equity interests at 6.02% expires.

The Company measures the original issuances and any subsequent adjustments using the deemed fair value of the securities at the issuance and any subsequent adjustment dates. Series F Preferred Stock preference in liquidation is the same as Common Stock. Accordingly, the deemed fair value of the Series F Preferred Stock is equal to the deemed fair value of the Company’s common stock. The deemed value is recorded as an intangible asset and is amortized to cost of subscription revenues ratably over the remaining term of the agreements which are either three or five years. Total gross intangible assets related to these agreements as of December 31, 2000, December 31, 2001 and March 31, 2002 was $6,128, $10,210 and $11,423, respectively. Accumulated amortization as of December 31, 2000, December 31, 2001 and March 31, 2002 was $546, $2,622 and $3,287, respectively.

During 2001, in connection with a strategic marketing alliance agreement, the Company issued 416,440 shares of Series F Preferred Stock. Under the agreement, the strategic partner has committed to provide, on a best-efforts basis, a stipulated number of impressions to a co-branded Web site and the Company’s Web site over a period of 24 months. In addition, the Company is allowed to use the partner’s trademark and logo in marketing the Company’s subscription services. The Company recognized the deemed fair value of these instruments as an intangible asset with a corresponding credit to additional paid-in capital. The intangible asset is being amortized on a straight-line basis to marketing expense over the two year term of the strategic marketing alliance. The gross intangible asset related to this agreement as of December 31, 2001 and March 31, 2002 was $416. Accumulated amortization as of December 31, 2001 and March 31, 2002 was $87 and $128, respectively.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the respective assets, generally up to three years, or the lease term, if applicable.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired,

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

the impairment to be recognized is measured as the difference between the carrying amount of the long-lived asset and its fair value. Fair value for impairment purposes is measured based on quoted market prices in active markets; where quoted prices in active markets are not available, fair value is estimated using undiscounted estimated cash flows over the remaining life of the respective asset.

Capitalized software costs

The Company capitalizes costs related to developing or obtaining internal-use software. Capitalization of costs begins after the conceptual formulation stage has been completed. Capitalized software costs are included in internal-use software in property and equipment and amortized over the estimated useful life of the software, which ranges from one to two years.

Revenue sharing

Revenue sharing expense is recorded as DVD’s subject to revenue sharing agreements are shipped to subscribers.

Revenue recognition

Subscription revenues are recognized ratably during each subscriber’s monthly subscription period. Refunds to customers are recorded as a reduction of revenues or deferred revenue, as appropriate. Revenues from sales of DVDs are recorded upon shipment. Prior to adopting a subscription model, revenues from individual DVD rentals were recorded upon shipment.

Cost of revenues

Cost of subscription revenues consists of revenue sharing costs, amortization of the DVD library, amortization of intangible assets related to equity instruments issued to studios and postage and packaging costs related to DVDs provided to paying subscribers. Cost of revenues for DVD sales includes the salvage value of used DVDs that have been sold.

Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to receiving, inspecting and warehousing the Company’s DVD library. Fulfillment costs also include credit card fees.

Technology and development

Technology and development costs consist of payroll and related costs incurred related to testing, maintaining and modifying the Company’s Web Site, Cinematch software and other internal-use software systems. Technology and development costs also include depreciation on the computer hardware the Company uses to run its Web site and store data.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Marketing

Marketing consists of advertising, public relations, subscriber acquisition costs and other costs related to promotional activities including revenue-sharing payments, postage, packaging and DVD library amortization related to free trial periods.

Subscriber acquisition and advertising expenses

The Company expenses subscriber acquisition and advertising costs as incurred. These amounts are included in marketing expenses in the accompanying financial statements. Subscriber acquisition and advertising expenses were $3,913, $10,424 and $12,041 for the years ended December 31, 1999, 2000 and 2001, respectively. Subscriber acquisition and advertising expenses were $3,227 and $4,922 for the three month periods ended March 31, 2001 and 2002, respectively.

Stock-based compensation

The Company accounts for its stock-based employee compensation plans using the intrinsic-value method. Deferred stock-based compensation expense is recorded if, on the date of grant, the current market value of the underlying stock exceeds the exercise price. Deferred compensation resulting from repriced options is calculated pursuant to FASB Interpretation No. 44. Options granted to nonemployees are considered compensatory and are accounted for at fair value pursuant to Statement of Financial Accounting Standards (SFAS) No. 123. The Company discloses the pro forma effect of using the fair value method of accounting for all employee stock-based compensation arrangements in accordance with SFAS No. 123.

Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Comprehensive loss

Net loss, as reported in the statements of operations, is the Company’s only component of comprehensive loss during all periods presented.

Net loss per share

Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock, excluding common stock subject to repurchase. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common stock from outstanding options and warrants to purchase common stock, using the treasury stock method, and convertible securities using the “if-converted” method. All potential common stock issuances have been excluded from the computations of diluted net loss per share for all periods presented because the effect would be antidilutive.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares (rounded to nearest thousand):

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Stock options	531,000	1,139,000	2,999,000	1,112,000	4,287,000
Warrants	31,000	236,000	7,018,000	236,000	7,018,000
Common stock subject to repurchase	925,000	509,000	140,000	413,000	108,000
Redeemable convertible preferred stock	4,995,000	6,772,000	9,660,000	6,772,000	9,660,000
Convertible preferred stock	1,419,000	1,419,000	2,052,000	1,768,000	2,339,000
Subscribed preferred stock	—	440,000	1,071,000	307,000	870,000

Totals	7,901,000	10,515,000	22,940,000	10,608,000	24,282,000

Unaudited Pro Forma Net Loss per Common Share—Pro forma basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of shares of common stock resulting from the assumed conversion upon the closing of the planned initial public offering of outstanding shares of convertible preferred stock as if the shares had been converted immediately upon their issuance.

Fair value of financial instruments

The fair value of the Company’s cash, accounts payable and borrowings approximates their carrying values due to their short maturity or fixed-rate structure.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting

The Company is organized in a single operating segment for purposes of making operating decisions and assessing performance. The chief operating decision maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

Recently issued accounting standards

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the accounting for and reporting of business combinations

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

and requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 did not have any effect on the Company’s financial statements.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 changes the accounting for goodwill from amortization method to an impairment-only method. The amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142. For goodwill acquired by June 30, 2001, SFAS No. 142 is effective for all fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired after June 30, 2001, will be subject to immediate adoption of SFAS No. 142. The adoption of SFAS No. 142 will not have any effect on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002. The provisions of SFAS No. 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company’s financial statements.

2.    Property and Equipment, Net

Property and equipment consisted of the following:

	As of December 31,		As of March 31, 2002
	2000	2001
Computer equipment	$8,644	$9,245	$9,583
Internal-use software	3,500	5,285	5,549
Furniture and fixtures	1,608	2,033	2,102
Leasehold improvements	868	1,627	1,634

	14,620	18,190	18,868
Less accumulated depreciation	4,661	9,985	11,442

	$9,959	$8,205	$7,426

Property and equipment includes approximately $5,101 and $5,500 of assets under capital leases as of December 31, 2000 and 2001, respectively. Accumulated amortization of assets under these leases totaled $2,185

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

and $2,276 as of December 31, 2000 and 2001, respectively. Internal-use software includes approximately $1,595 and $2,795 of internally incurred capitalized software development costs as of December 31, 2000 and 2001, respectively. Accumulated amortization of capitalized software development costs totaled $1,080 and 1,835 as of December 31, 2000 and 2001, respectively.

3.    Accrued Expenses

Accrued expenses consisted of the following:

	As of December 31,		As of March 31, 2002
	2000	2001
Accrued state sales and use tax	$2,663	$2,379	$2,580
Employee benefits	1,918	1,476	1,089
Other	1,338	689	689

	$5,919	$4,544	$4,358

4.    Debt and Warrants

Capital lease obligations

The Company has entered into capital leases for the acquisition of equipment. The Company has outstanding capitalized lease obligations under these arrangements of $3,306, $2,402 and $2,392 as of December 31, 2000, December 31, 2001 and March 31, 2002, respectively. Such amounts are payable in monthly installments of principal and interest with effective interest rates ranging between 16.3% and 27.4% per annum.

Notes payable

The Company has a note payable to Lighthouse Capital Partners II, L.P. with an unpaid balance of $4,135, $1,667 and $1,042 as of December 31, 2000, December 31, 2001 and March 31, 2002, respectively. The note payable is secured by substantially all of the assets of the Company, accrues interest at 12% per annum and is payable in monthly installments of principal and interest through September 2002.

Subordinated notes payable

In July 2001, the Company issued subordinated promissory notes and warrants to purchase 6,818,947 shares of its common stock at an exercise price of $3.00 per share for net proceeds of $12,831. The subordinated notes have an aggregate face value of $13,000 and stated interest rate of 10%. Approximately $10,884 of the proceeds was allocated to the warrants as additional paid-in capital and $1,947 was allocated to the subordinated notes payable. The resulting discount of $11,053 is being accreted to interest expense using an effective annual interest rate of 21%. The face value of the subordinated notes and all accrued interest are due and payable upon the earlier of July 2011 or the consummation of a qualified initial public offering. As of December 31, 2001 and March 31, 2002, accrued unpaid interest of $650 and $925, respectively, is included in the carrying amount of the subordinated notes payable balance of $2,799 and $3,158, respectively, in the accompanying financial statements. Upon a change in control, as defined, the subordinated note holders are entitled to consideration equal to three times the face value of the notes plus accrued interest.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Warrants and common stock issued with debt instruments

In February 1999, in connection with borrowings under a note payable, the Company issued to the lender 90,496 shares of common stock at $0.34 per share. The Company accounted for the fair value of the common stock of approximately $762 as an increase to additional paid-in capital with a corresponding provision to debt discount. The debt discount was accreted to interest expense over 24 months.

In May 2000, in connection with a capital lease, the Company issued a warrant that provided the lender the right to purchase 7,669 shares of common stock at $19.56 per share. The Company accounted for the fair value of the warrant of approximately $105 as an increase to additional paid-in capital with a corresponding provision to debt discount. The debt discount is being accreted to interest expense over the term of the related debt, which is 36 months.

In July 2001, in connection with borrowings under subordinated promissory notes, the Company issued to the note holders warrants to purchase 6,818,947 shares of common stock. The Company accounted for the fair value of the warrants of $10,884 as an increase to additional paid-in capital with a corresponding discount on subordinated notes payable.

In July 2001, in connection with a capital lease agreement, the Company granted warrants to purchase 85,000 shares of common stock at an exercise price of $3.00 per share. The fair value of approximately $172 was recorded as an increase to additional paid-in capital with a corresponding reduction to the capitalized lease obligation. The debt discount is being accreted to interest expense over the term of the lease agreement which is 45 months.

The fair values of warrants were estimated at the date of issuance of each warrant using the Black-Scholes valuation model with the following assumptions: the term of the warrant; risk-free rates between 4.92% to 6.37%; volatility of 80% for all periods; and a dividend yield of 0.0%.

Warrants, options and common stock issued in exchange for cash and services rendered

In March 2000, in consideration for employee recruiting and placement services rendered, the Company issued 7,258 shares of common stock to a consultant. The Company recorded the deemed fair value of the common stock issued of $306 as marketing expense.

Also in March 2000, in consideration for marketing services rendered, the Company issued an option to a consultant to purchase 5,000 shares of common stock at $13.50 per share. The Company recorded the fair value of the option of approximately $195 as marketing expense.

In April 2000, in connection with the sale of Series E preferred stock, the Company sold warrants to purchase 533,003 shares of Series E preferred stock at a price of $0.01 per share. The warrants have an exercise price of $14.07 per share. The proceeds from the sale of these warrants were recorded as part of the issuance of Series E preferred stock in the accompanying statement of stockholders’ deficit. In July 2001, in connection with a modification of the terms of the Series E preferred stock, certain Series E warrant holders agreed to the cancellation of warrants to purchase 500,487 shares of Series E preferred stock. The remaining warrants to purchase 32,516 shares are exercisable at $14.07 per share.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

In November 2000, in connection with an operating lease, the Company issued a warrant that provided the lessor the right to purchase 20,000 shares of common stock at $6.00 per share. The Company also issued an option, in connection with the lease to a consultant to purchase 8,333 shares of common stock at $6.00 per share. The Company accounted for the fair value of the warrant of approximately $216 as an increase to additional paid-in capital with a corresponding increase to other assets. This asset is being amortized over the term of the related operating lease, which is five years. The Company recorded the fair value of the option of approximately $90 as general and administrative expense.

In July 2001, the Company issued a warrant to purchase 100,000 shares of Series F non-voting preferred stock at $9.38 per share to a Web portal company in connection with an integration and distribution agreement. The fair market value of the warrants of approximately $18 was recorded as sales and marketing expense and an increase to additional paid-in capital.

The Company calculated the fair value of the warrants and nonemployee stock options using the Black-Scholes valuation model with the following assumptions: the term of the warrant or option; risk-free rates between 5.83% to 6.37%; volatility of 80% for all periods; and dividend yield of 0.0%.

5.    Commitments

Lease commitments

The Company leases its primary facilities under noncancelable-operating leases. The Company also has capital leases with various expiration dates through October 1, 2004. Future minimum lease payments under noncancelable capital and operating leases as of December 31, 2001, are as follows:

Year Ending December 31,	Capital Leases	Operating Leases
2002	$1,763	$2,473
2003	1,267	2,543
2004	176	2,484
2005	—	1,466
Thereafter	—	—

Total minimum payments	3,206	$8,966

Less interest and unamortized discount	(804)

Present value of net minimum lease payments	2,402
Less current portion of capital lease obligations	(1,345)

Capital lease obligations, noncurrent	$1,057

Rent expense for the years ended December 31, 1999, 2000 and 2001 was $783, $1,533 and $2,450, respectively. Rent expense is computed using the straight-line method and the minimum operating lease payments required over the lease term.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Other commitments

In 2001, the Company entered into two strategic marketing alliances for the primary purpose of generating new subscribers. The first alliance provides that the Company will pay a specified bounty in cash for each referred subscriber as well as an ongoing share of revenues for every new subscriber referral for the two year term of the agreement. In addition, after a minimum threshold of subscribers has been referred, the Company is obligated to issue additional shares of Series F Preferred Stock for every subscriber referred. Under the second alliance, the Company will pay a specified bounty for every new referred subscriber in excess of a specified minimum. In addition, the Company will share a portion of revenues for the term of the agreement for each referred subscriber. Through December 31, 2001, the Company had paid $415 under these agreements. Also, through December 31, 2001, no amounts of Series F Preferred Stock had been earned or issued under the first alliance.

6.    Redeemable Convertible Preferred Stock

The redeemable convertible preferred stock at December 31, 2000 consists of the following:

	Par Value	Number of Shares Authorized	Number of Shares Issued and Outstanding	Dividends Per Share	Redemption and Liquidation Value Per Share	Total Liquidation Value
Series B	$0.001	5,776,616	5,684,024	$0.0864	$1.08	$6,139
Series C	0.001	4,750,000	4,650,269	0.2616	3.27	15,205
Series D	0.001	4,650,000	4,649,927	0.5216	6.52	30,318
Series E	0.001	5,874,199	5,332,689	0.7500	9.38	50,021

		21,050,815	20,316,909			$101,683

The redeemable convertible preferred stock at December 31, 2001 and March 31, 2002 consists of the following:

	Par Value	Number of Shares Authorized	Number of Shares Issued and Outstanding	Dividends Per Share	Redemption and Liquidation Value Per Share	Total Liquidation Value
Series B	$0.001	5,776,616	5,684,024	$0.08648	$1.08	$6,139
Series C	0.001	4,750,000	4,650,269	0.2616	3.27	15,205
Series D	0.001	4,650,000	4,649,927	0.5216	6.52	30,318
Series E	0.001	5,874,199	5,007,530	0.7500	9.38	46,971
Series E-1	0.001	5,874,199	325,159	0.7500	9.38	3,050

		26,925,014	20,316,909			$101,683

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

The rights, preferences and privileges of the preferred stockholders are as follows:

Dividends

The holders of redeemable convertible preferred stock are entitled to receive annual dividends per share at the rates stated above. Such dividends, which are in preference to any dividends on common stock, are payable whenever funds are legally available and when declared by the Board of Directors. The right of the holders of the redeemable convertible preferred stock to receive dividends is not cumulative. No dividends on redeemable convertible preferred stock have been declared from inception through March 31, 2002.

Redemption

The holders of redeemable convertible preferred stock have the option to redeem their shares for cash during a 60-day period commencing June 12, 2004.

Liquidation

After payment to holders of Series A, B, C, D, E and E-1 convertible preferred stock, each share of common stock and preferred stock is entitled to receive pro rata any remaining assets of the Company until such time as the holders of Series A, B, C, D, E and E-1 convertible preferred stock receive aggregate amounts totaling $1.50, $3.24, $9.81, $19.56, $28.14 and $28.14 per share, respectively. Thereafter, all remaining proceeds are to be allocated to the holders of common stock and Series F Preferred Stock on a pro rata basis.

Conversion

At December 31, 2000, each share of Series C, D and E redeemable convertible preferred stock was convertible into 0.3333 shares of common stock.

At December 31, 2001, each share of Series B and E-1 redeemable convertible preferred stock was convertible into 0.3333 shares of common stock.

In July 2001, the conversion rates for the Series C and D preferred stock were adjusted in accordance with the anti-dilution provisions as set forth in the Company’s Certificate of Incorporation such that each share of the Series C and D preferred stock converts into 0.4395 and 0.4735 shares of common stock, respectively.

The original terms of the Series E preferred stock contained a special anti-dilution provision that guaranteed a value of $14.07 per share in the event of an initial public offering. The unrecorded measured value of this contingent beneficial conversion feature was $30,120. This conversion feature was cancelled in July 2001. At the same time the conversion rate for Series E preferred stock was modified to 0.4796 shares of common stock for each share of Series E preferred stock. In addition, in accordance with the antidilution right included in the Certificate of Incorporation, the conversion rate for Series E preferred stock was further changed, resulting in a conversion rate of 0.6812 shares of common stock for each share of Series E preferred stock. The cancellation of the beneficial conversion feature and the modification of the conversion rate of the Series E preferred stock had no financial accounting effect because the holders of these shares received no net benefit.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Conversion of each share of Series B, C and D preferred stock is automatic upon closing of a public offering of the Company's common stock for aggregate gross proceeds of at least $20 million. Conversion of each share of Series E and E-1 redeemable convertible preferred stock is automatic upon closing of a public offering of the Company’s common stock for aggregate proceeds of at least $40 million and a minimum price per share of $5.00. Series B, C and D preferred stock may be automatically converted by an affirmative vote of 75% of the then outstanding shares of each respective series. Each share of Series E and E-1 redeemable convertible stock may be automatically converted by a vote of 75% of the then outstanding shares of Series E and E-1 (voting together as a single class on an if-converted basis).

Voting rights

The holders of each share of redeemable convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock on an if-converted-basis. The holders of Series E and E-1 redeemable convertible preferred stock do not have the right to vote with respect to such shares for the election of directors of the Company. The holders of Series B, C and D, redeemable convertible preferred stock voting as separate classes are each entitled to elect one director of the Company's Board of Directors.

7.    Stockholders’ Equity and Convertible Preferred Stock

Dividends

The holders of Series A convertible preferred stock are entitled to receive annual dividends per share of $0.05. Such dividends, which are in preference to any dividends on common stock are payable whenever funds are legally available and when declared by the Board of Directors. The right of the holders of Series A convertible preferred stock to receive dividends is not cumulative. No dividends on convertible preferred stock have been declared from inception through March 31, 2002. Series F Non-Voting convertible preferred stock is not entitled to any preferred dividends.

Liquidation

The liquidation value of one share of Series A convertible preferred stock is $0.50, resulting in a total liquidation value of $2,222. After payment to holders of Series A, B, C, D, E and E-1 convertible preferred stock, each share of common stock and preferred stock is entitled to receive pro rata any remaining assets of the Company until such time as the holders of Series A convertible preferred stock receive aggregate amounts totaling $1.50 per share, respectively. Thereafter, all remaining proceeds are to be allocated to the holders of common stock and Series F Preferred Stock on a pro rata basis.

Conversion

Each share of Series A convertible preferred stock is convertible, at the option of the holder, at any time, into 0.3333 shares of common stock. Series F Preferred Stock may not be converted into common stock until the earlier of (1) immediately prior to a change in control, or (2) such time as such shares have been sold or transferred to a third party not affiliated with the initial holders of Series F Preferred Stock. Conversion of each share of Series A convertible preferred stock and Series F Preferred Stock is automatic upon closing of a public offering of the Company's common stock for aggregate gross proceeds of at least $20 million. Each share of

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

Series A convertible preferred stock shall be automatically converted by a vote of a majority of the then outstanding shares of Series A preferred stock.

Voting rights

The holders of each share of Series A convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock on an if-converted-basis. The holders of Series F Preferred Stock have no voting rights.

Employee Stock Purchase Plan

In February 2002, the Company adopted the 2002 Employee Stock Purchase Plan. The Company reserved a total of 583,333 shares of common stock for issuance under the 2002 Employee Stock Purchase Plan. In addition, the plan provides for annual increases in the number of shares available for issuance under the 2002 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

•	2% of the outstanding shares of our common stock on the first day of the applicable fiscal year;

•	333,333 shares; and

•	such other amount as our board may determine.

Stock option plan

As of December 31, 2001, the Company was authorized to issue up to 4,879,978 shares of common stock in connection with its 1997 stock option plan for directors, employees and consultants. The 1997 stock option plan provides for the issuance of stock purchase rights, incentive stock options or non-statutory stock options.

In February 2002, the Company adopted the 2002 Stock Plan. The 2002 Stock Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The Company reserved a total of 666,666 shares of common stock for issuance under the 2002 Stock Plan. Any remaining shares reserved but not yet issued under the 1997 plan as of the effective date of an initial public offering will be added to the total reserved shares under the 2002 Stock Plan. In addition, our 2002 Stock Plan provides for annual increases in the number of shares available for issuance under our 2002 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of 5% of the outstanding shares of common stock on the first day of the applicable fiscal year, 1,000,000 shares, and another amount as our board of directors may determine.

Stock purchase rights are subject to a restricted stock purchase agreement whereby the Company has the right to repurchase the stock at the original issue price upon the voluntary or involuntary termination of the purchaser’s employment with the Company. The repurchase rights lapse at a rate determined by the stock plan administrator but at a minimum rate of 25% per year.

The exercise price for incentive stock options is at least 100% of the stock’s deemed fair value on the date of grant for employees owning less than 10% of the voting power of all classes of stock, and at least 110%

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

of the deemed fair value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is also at least 110% of the deemed fair value on the date of grant for service providers owning more than 10% of the voting power of all classes of stock and no less than 85% of the deemed fair value on the date of grant for service providers owning less than 10% of the voting power of all classes of stock.

Options generally expire in 10 years, however, they may be limited to 5 years if the optionee owns stock representing more than 10% of the Company. Vesting periods are determined by the stock plan administrator and generally provide for shares to vest ratably over three or four years.

Generally, the Company’s Board of Directors grants options at an exercise price of not less than the deemed fair value of the Company’s common stock at the date of grant. In 2001, the Company offered its employees the right to exchange certain employee stock options. The exchange resulted in the cancellation of employee stock options to purchase 0.9 million shares of common stock with varying exercise prices in exchange for 0.9 million employee stock options with an exercise price of $3.00. The option exchange resulted in variable award accounting treatment for all of the exchanged options. Variable award accounting will continue until all options subject to variable accounting are exercised, cancelled or expired.

SFAS No. 123 requires the disclosure of net loss as if the Company had adopted the fair value method for its stock-based compensation arrangements for employees since the inception of the Company. Had compensation cost been determined consistent with SFAS No. 123, the Company’s net loss and net loss per share would have been as follows:

	Year Ended December 31,
	1999	2000	2001
Net loss:
As reported	$(29,845)	$(57,363)	$(38,618)
Pro forma	(29,949)	(58,274)	(39,569)
Basic and diluted net loss per share:
As reported	(21.41)	(40.57)	(21.15)
Pro forma	(21.48)	(41.21)	(21.67)

The fair value of each option was estimated on the date of grant using the minimum-value method with the following weighted-average assumptions: no dividend yield; volatility of 0%; risk-free interest rate of 5.40%, 6.24% and 4.14% for the years ended 1999, 2000 and 2001, respectively; and expected life of 3.5 years for all periods.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

A summary of the activities related to the Company’s options for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002 is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balances as of January 1, 1999	294,678	1,389,075	$0.252
Authorized	582,228	—
Granted	(667,021)	667,021	3.639
Exercised	—	(1,323,787)	0.270
Canceled	201,278	(201,278)	1.350
Repurchased	200,150	—

Balances as of December 31, 1999	611,313	531,031	4.041
Authorized	587,284	—	—
Granted	(849,466)	849,466	9.378
Exercised	—	(81,003)	5.229
Canceled	160,475	(160,475)	7.545
Repurchased	26,653	—	5.310

Balances as of December 31, 2000	536,259	1,139,019	7.443
Authorized	3,133,333	—	—
Granted	(3,457,659)	3,457,659	3.204
Exercised	—	(30,046)	4.146
Canceled	1,567,159	(1,567,159)	7.335
Repurchased	5,625	—

Balances as of December 31, 2001	1,784,717	2,999,473	2.982
Authorized	666,667	—	—
Granted	(1,420,667)	1,420,667	3.000
Exercised	—	(30,004)	3.000
Canceled	103,099	(103,099)	3.000

Balances as of March 31, 2002	1,133,816	4,287,037	$3.000

Options exercisable as of December 31:
1999		39,248	$1.263
2000		185,684	$3.750
2001		918,252	$2.937

The weighted-average fair value of options granted in fiscal 1999, 2000, and 2001 was $13.98, $25.65 and $0.42, respectively.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

As of December 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options were as follows:

Options Outstanding				Options Exercisable
Exercise Prices	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Prices	Number of Options	Weighted- Average Exercise Prices
$0.165 to $0.330	55,712	6.22	$0.177	55,670	$0.177
$3.000	2,923,018	9.26	3.00	841,919	3.00
$6.000 to $6.750	15,743	8.55	6.00	15,663	6.00
$13.500	5,000	8.25	13.50	5,000	13.50

	2,999,473			918,252

8.    Income Taxes

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following:

	Year Ended December 31,
	1999	2000	2001
Expected tax benefit at U.S. federal statutory rate of 34%	$(10,147)	$(19,503)	$(13,130)
Current year net operating losses for which no tax benefit is recognized	7,800	16,574	11,330
Stock based compensation	1,496	2,957	1,864
Other	851	(28)	(64)

Total income tax expense	$—	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2000 and 2001, are presented below:

	As of December 31,
	2000	2001
Deferred tax assets:
Net operating loss carryforward	$26,824	$32,626
Accruals and reserves	6,993	13,885
Other	1	20

Gross deferred tax assets	33,818	46,531
Less valuation allowance	(33,818)	(46,531)

Net deferred tax assets	$—	$—

Management has established a valuation allowance for the portion of deferred tax assets for which realization is uncertain. The total valuation allowance for the years ended December 31, 2000 and 2001 increased $18,219 and $12,713, respectively.

Netflix, Inc.

Notes to Financial Statements (continued)
Years Ended December 31, 1999, 2000 and 2001
(Information as of March 31, 2002 and for the three-month periods ended
March 31, 2001 and 2002 is unaudited)
(in thousands, except share, per share and per DVD data)

As of December 31, 2001, the Company had net operating loss carry forwards for federal and California income tax purposes of approximately $83,699 and $56,260, respectively, to reduce future income subject to income tax. The federal net operating loss carry forward will expire beginning in 2012 to 2021 and the California net operating loss carry forwards expire beginning in 2002 to 2011, if not utilized.

The Tax Reform Act of 1986, imposes restrictions on the utilization of net operating loss carryforwards and tax credit carryforwards in the event of an “ownership change,” as defined by the Internal Revenue Code. The Company’s ability to utilize its net operating loss carry forwards is subject to restrictions pursuant to these provisions.

9.    Employee Benefit Plan

The Company maintains a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute through payroll deductions. The Company matches employee contributions at the discretion of the Company’s Board of Directors. During the years ended December 31, 1999, 2000 and 2001, the Company has matched a total of $0, $0 and $304, respectively.

10.    Restructuring Charges

During 2001, the Company recorded a restructuring charge of $671,000 relating to severance payments made to 45 employees terminated in an effort to streamline the Company’s processes and reduce expenses. Substantially all liabilities related to this restructuring charge were paid as of December 31, 2001.

11.    Subsequent Event

On May 17, 2002, the Company amended its Certificate of Incorporation to give effect to a one-for-three reverse stock split of the Company’s common stock. Accordingly, all share and per share amounts for the Company’s common stock including common stock options, common stock warrants, and net loss per common share information have been restated in the financial statements to retroactively reflect the stock split. The conversion ratios of the Company’s convertible preferred stock have been restated in the financial statements to retroactively reflect the effect of the reverse stock split.

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